
13001683


Tredegar
CORPORATION









2012 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

FINANCIAL SUMMARY

Years Ended December 31	2012	2011
(In thousands, except per-share data)		
Net Income and Diluted Earnings Per Share		
Net income (loss) as reported under generally accepted accounting principles (GAAP)	**$ 43,185**	$ 28,545
After-tax effects of:		
(Gains) losses associated with plant shutdowns, asset impairments and restructurings	**3,194**	1,175
(Gains) losses from sale of assets and other	**(7,854)**	(1,832)
Income from ongoing operations[1]	**$ 38,525**	$ 27,888
Diluted earnings (loss) per share as reported under GAAP	**$ 1.34**	$ .89
After-tax effects per diluted share of:		
(Gains) losses associated with plant shutdowns, asset impairments and restructurings	**.10**	.04
(Gains) losses from sale of assets and other	**(.24)**	(.06)
Diluted earnings per share from ongoing operations[1]	**$ 1.20**	$ .87
Ongoing Operations		
Film Products:		
Net sales[2]	**$611,877**	$535,540
Ongoing operating profit	**69,950**	59,493
Adjusted EBITDA[3]	**109,152**	95,808
Depreciation and amortization	**39,202**	36,315
Capital expenditures	**30,484**	13,107
Aluminum Extrusions:		
Net sales[2]	**245,465**	240,392
Ongoing operating profit	**9,037**	3,457
Adjusted EBITDA[3]	**16,585**	11,790
Depreciation and amortization	**9,984**	8,333
Capital expenditures	**2,332**	2,697
Financial Position and Other Data		
Cash and cash equivalents	**48,822**	68,939
Debt outstanding	**128,000**	125,000
Shareholders' equity	**372,252**	396,907
Cash dividends declared per share[4]	**.96**	.18
Shares outstanding at end of period	**32,069**	32,057
Shares used to compute diluted earnings (loss) per share	**32,193**	32,213
Closing Market Price Per Share		
High	**$ 26.29**	$ 23.00
Low	**13.49**	13.92
End of year	**20.42**	22.22
Total return to shareholders[5]	**(3.8)%**	15.6%

See appendix for footnotes.

NET SALES
($ millions)



720
520
200
776
536
240
857
612
245
'10
'11
'12

ONGOING OPERATING PROFIT
($ millions)



63
67
(4)
62
59
3
79
70
9
'10
'11
'12

ADJUSTED EBITDA[3]
($ millions)



106
101
5
108
96
12
126
109
17
'10
'11
'12

Films ■ Aluminum

TREDEGAR AT A GLANCE

MAJOR PRODUCTS	PRIMARY END MARKETS	COMPETITORS
Film Products		
Personal Care Materials: apertured, breathable, elastic and embossed films and laminate materials for personal care markets	Feminine hygiene products, baby diapers and adult incontinence products	Clopay, Nordenia, Aplix, Pantex
Surface Protection Films: single and multi-layer surface protection films for high technology applications during the manufacturing and transportation process	High-value components of flat panel displays, including liquid crystal display ("LCD") televisions, monitors, notebooks, smart phones, tablets, e-readers and digital signage	Toray, Sekesui, Hitachi
Flexible Packaging Films: specialized polyester ("PET") films for use in packaging applications	Perishable and non-perishable food packaging; non-food packaging and industrial applications	Dupont Teijin Films, Toray Plastics America, Mitsubishi
Polyethylene Overwrap and Polypropylene Films: films for use in thin-gauge packaging and other applications	Overwrap for bathroom tissue and paper towels; medical devices; automotive and industrial applications	Bemis, Berry Plastics
Films for Other Markets: films combining multiple technology platforms for application-specific functionality, including optical management	Lighting, signage, durable goods, automotive and construction applications	Luminit, Fusion Optix, DuPont
Aluminum Extrusions Mill (unfinished), anodized, painted, fabricated, machined, assembled, custom packed and labeled aluminum extrusions for: • Residential and nonresidential construction • Transportation • Consumer durables • Electrical • Machinery and equipment • Distribution	**Residential and Nonresidential Construction:** Doors, windows, pre-engineered structures, wall panels, partitions and interior enclosures, ducts, louvers and vents, curtain wall, store fronts and entrances, walkway covers, shower and tub enclosures **Transportation:** Automobile, light truck and after-market accessories **Consumer Durables:** Refrigerators, freezers, office and institutional furniture, serving carts, pleasure boats **Distribution:** Metal service centers with stocking programs and custom fabrication of standard shapes and profiles **Machinery and Equipment:** Material handling equipment, conveyors, industrial erector sets, hospital and office applications and other industrial uses **Electrical:** Lighting fixture components and solar panels	Hydro Aluminum, Keymark Corp., Sapa North America, Western Extrusions

FILM PRODUCTS
NET SALES BY REGION
($612 million in 2012)



20%
15%
46%
19%
North America
Latin America
Europe
Asia

FILM PRODUCTS
NET SALES BY MAJOR PRODUCT CATEGORY
($612 million in 2012)



10%
2%
27%
11%
23%
21%
6%
Personal Care–Feminine Hygiene
Personal Care–Baby Diaper
Personal Care–Adult Incontinence
Flexible Packaging
Surface Protection
Polyethylene Overwrap and Polypropylene Films
Films for Other Markets

ALUMINUM EXTRUSIONS
VOLUME BY END MARKET
(115 million pounds in 2012)



4%
2%
5%
5%
5%
9%
70%
Building & Construction (nonresidential)
Building & Construction (residential)
Transportation
Consumer Durables
Distribution
Machinery & Equipment
Electrical

DEAR SHAREHOLDERS,

THERE WERE MANY BRIGHT SPOTS DURING THE YEAR FOR TREDEGAR. TREDEGAR'S 2012 NET INCOME FROM ONGOING OPERATIONS WAS $38.5 MILLION, A 38% INCREASE OVER 2011'S RESULT OF $27.9 MILLION. CASH GENERATED FROM OUR OPERATING ACTIVITIES WAS STRONG AT $82 MILLION, UP FROM $72 MILLION IN 2011.



Often at Tredegar, it seems as though we are the tale of two companies. We deliver strong financial and operational performance in part of the business and fall short in another. When comparing the results of our Bonnell Aluminum division to that of our Film Products division (particularly the longer-owned portion of Films), 2012 was truly a tale of two companies.

Our 2012 tale of two companies includes many bright spots. Our 2012 diluted earnings per share of $1.20 from ongoing operations* was a significant improvement ($0.33) over the prior year, largely due to the contribution of Terphane, Film Products' flexible packaging unit acquired in October 2011. Tredegar's 2012 income from ongoing operations* was $38.5 million, a 38% increase over 2011's result of $27.9 million. Cash generated from our operating activities was strong at $82 million, up from $72 million in 2011.

We increased our quarterly dividend by 33% on an annualized basis, our second dividend increase in less than two years. We followed this February with a 16.7% annualized increase, commencing with our April 1, 2013 dividend. In December 2012, we paid a special dividend of $0.75 per share.

Another important part of our story is the progress we made on our strategic initiatives. The acquisition of AACOA on October 1st, representing our second acquisition in just under a year, provides important market diversification to our Bonnell Aluminum business. We have committed to the addition of a new press in Bonnell's Newnan, Georgia facility that will focus on serving the automotive market. This market opportunity surfaced as part of Bonnell's growth strategy and positions Bonnell to participate in the widely publicized growth trend for aluminum in new vehicles to reduce weight and improve fuel efficiency. We also sold Falling Springs, our mitigation banking business, which did not match our focus on manufacturing.

There were bright spots and then there were some very bright spots in 2012 for Tredegar. One very bright spot was the overall performance of Bonnell Aluminum. Bonnell's 2012 operating profit from ongoing operations was $9 million compared to $3.5 million in 2011. This represented a 161% year-over-year improvement. Bonnell reduced its working capital to a historic low, continued its aggressive focus on taking out cost and contributed to Tredegar's strong cash flow from operations. And there was so much more to the story of Bonnell's 2012 performance than just the numbers. Early in 2012, Bonnell made the decision to close its Kentland, Indiana facility. It is a testament to the Bonnell organization, and particularly to our Kentland employees, that the completion of the closure was virtually flawless. The Kentland employees kept their heads up and

*See appendix for footnote 1.

focused on delivering quality to customers as they transitioned away from the plant. The closure was managed ahead of schedule and on budget. It is a story of operational excellence.

There were a number of other significant activities that the Bonnell organization managed concurrently during 2012. I've already mentioned the new press for the automotive market. There was also the upgrade to their resource planning system that was implemented without missing a beat. And of course, and very significant to Bonnell's growth strategy, there was the acquisition of AACOA.

The union between Bonnell and AACOA was consummated after a lengthy and considered courtship on both sides to be confident that it was the right combination of culture, markets and capabilities. As we integrate AACOA, it is raising the bar for the rest of Bonnell. Applying AACOA's best practices and tapping into its strengths is driving us to challenge our paradigms, even one or two metrics that we have held as sacrosanct for many years. And of course, as would be expected with any healthy marriage, Bonnell has strengths and capabilities that will benefit AACOA's operations and customers.

Less bright was Bonnell's safety performance in 2012. While incident rates were still well below the industry average, Bonnell 's safety performance fell short of its aggressive internal goals. The severity rate of the injuries, however, was much less than in the past, which is encouraging. We believe that the focus and effort that Bonnell has put into safety is changing the way employees go about their work in the plant (and at home).

In Tredegar's 2012 version of the tale of two companies, Bonnell is a very good story.

The 2012 performance of our Film Products business, particularly in our traditional markets, was a more challenging story. We continued to face headwinds, which included reduced consumer demand for products that use our materials. Film Products did experience year-over-year improvement in volume (24% growth) and operating profit from ongoing operations ($69.9 million in 2012 versus $59.5 million in 2011). The real driver behind that improvement, however, was the acquisition of Terphane. Excluding Terphane results, we saw declines in volume (5%), sales (7%) and operating profit (10%) versus 2011 levels. While some of the difficult market conditions that negatively impacted our performance in 2011 continued into 2012, we were slower than we should have been in making important organizational and process changes. More simply said, we stumbled in our drive for operational excellence and innovation. With a number of those key changes in place, however, we started to see signs of improvement in the second half of the year.

I wish I could report that all of Film Products' challenges are behind us, but they are not. Market conditions in some of our key markets remain uncertain at best. And we still have work to do to function consistently throughout the organization on a level that meets our definitions of operational excellence, innovation and leadership.

Even within the more disappointing part of our tale of two companies, our Film Product's division enjoyed a number of successes during the last year. After two years of negative trends in safety, we experienced a meaningful decline in our recordable injury rate. Film Products continued to focus on reducing its working capital as well as driving other cost saving measures, which contributed to strong cash flows from operations in 2012. The integration of Terphane progressed as planned with several key opportunities for our employees from the combined company to work side by side and learn from each other, such as the planning and undertaking of the approximately $75 million capacity expansion in our Cabo de Santo Agostinho, Brazil, facility, which represents the largest capital project in Tredegar's history. After a challenging start to the year, we regained important ground in the surface protection market by supporting existing customers as their businesses improved as well as bringing on some

WE ALSO MADE PROGRESS ON OUR STRATEGIC INITIATIVES. THE ACQUISITION OF AACOA ON OCTOBER 1ST, REPRESENTING OUR SECOND ACQUISITION IN JUST UNDER A YEAR, PROVIDES IMPORTANT MARKET DIVERSIFICATION TO OUR BONNELL ALUMINUM BUSINESS.

key new customers. We took some big steps forward, like the remarkable transformation of culture in Film Products' Pottsville, Pennsylvania plant, a plant which is setting a benchmark for employee empowerment, and the less obvious but truly inspirational examples of employees fighting through disappointment with heads held high, determined to translate our setbacks into opportunities.

I would be remiss if I did not highlight another bright chapter in Tredegar's 2012 tale. An important element of Tredegar's vision is promoting global citizenship and we took positive steps forward in this area as well. We have partnered with ChildFund International for school-related projects in a service area near our Pune, India plant, which will draw upon the talent and energy of our employees there. Tredegar's Sustainability Committee orchestrated our first annual Tredegar Earth Day with overwhelming participation and contribution by our employees in every one of our facilities around the world. And our generous and engaged employees continued to step up their efforts to support non-profit organizations in their local communities.

As I noted at the start of this letter, Tredegar often seems to be the tale of two companies. What I can assure you is that this is not acceptable to Tredegar's leadership nor is it to our committed and engaged group of employees. We are determined to push every part of our business to be bright spots, to become the tale of one company, a company that is delivering on its promises of operational excellence, leadership and innovation. I hope and expect that we will be much closer to that goal a year from now.

I want to thank our shareholders for their patience and support. We are committed to creating value and a return on your investment.

I am ever grateful to our customers for placing their confidence in us. Our daily efforts are dedicated to rewarding you for that trust.

I cannot begin to express my appreciation for the commitment and sacrifice of Tredegar's employees and their supportive families who deserve all of the credit for our successes and accomplishments.

Many thanks to the members of Tredegar's Board of Directors who work tirelessly overseeing, advising and challenging me and my management team on the operation of the business and the development and execution of our strategic initiatives.

Finally, even great stories must come to an end, and so it is with the long and exemplary Board service of Dr. Richard L. Morrill. Rich will retire from Tredegar's Board of Directors at the conclusion of the Board meeting that follows Tredegar's 2013 Annual Meeting of Shareholders. Rich joined Tredegar's Board of Directors in 1997 and served as Chairman of the Board from 2006 to 2010. He is a true statesman and gentleman. His strategic insight, strong intellect, calming practicality and thoughtful leadership are unsurpassed. It has been Tredegar's great fortune to have had access to Rich's many talents over the years. Thank you, Rich, you will be missed.

Sincerely,



Nancy M. Taylor
President and Chief Executive Officer

FORM 10-K

TABLE OF CONTENTS

Also see our comments on Forward-looking and Cautionary Statements on page 20.

This Page Intentionally Left Blank

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File Number 1-10258

TREDEGAR CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	**54-1497771**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1100 Boulders Parkway, Richmond, Virginia	**23225**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **804-330-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	**New York Stock Exchange**
Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ____ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ____ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes X No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [X].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ____ Accelerated filer X
Non-accelerated filer ____ (Do not check if a smaller reporting company) Smaller reporting company ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ____ No X

Aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2012 (the last business day of the registrant's most recently completed second fiscal quarter): $391,082,896*

Number of shares of Common Stock outstanding as of January 31, 2013: 32,082,370 (32,113,983 as of June 30, 2012)

* In determining this figure, an aggregate of 5,253,894 shares of Common Stock beneficially owned by John D. Gottwald, William M. Gottwald and the members of their immediate families has been excluded because the shares are deemed to be held by affiliates. The aggregate market value has been computed based on the closing price in the New York Stock Exchange Composite Transactions on June 30, 2012.

Documents Incorporated By Reference

Portions of the Tredegar Corporation Proxy Statement for the 2013 Annual Meeting of Shareholders (the "Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

Index to Annual Report on Form 10-K
Year Ended December 31, 2012

* Items 11, 13 and 14 and portions of Items 10 and 12 are incorporated by reference from the Proxy Statement.

PART I

Item 1. BUSINESS

Description of Business

Tredegar Corporation ("Tredegar"), a Virginia corporation incorporated in 1988, is engaged, through its subsidiaries, in the manufacture of plastic films and aluminum extrusions. The financial information related to Tredegar's film products and aluminum extrusions segments and related geographical areas included in Note 5 to the Notes to Financial Statements is incorporated herein by reference. Unless the context requires otherwise, all references herein to "Tredegar," "we," "us" or "our" are to Tredegar Corporation and its consolidated subsidiaries.

Film Products

Tredegar Film Products Corporation and its subsidiaries (together, "Film Products") manufacture plastic films, elastics and laminate materials primarily for personal care products and surface protection and packaging applications. These products are manufactured at facilities in the United States ("U.S.") and The Netherlands, Hungary, China, Brazil and India. In October 2011, Film Products acquired Terphane Holdings LLC ("Terphane"), further expanding our films business in Latin America and the U.S. Film Products competes in all of its markets on the basis of product innovation, quality, price and service.

Personal Care Materials. Film Products is one of the largest global suppliers of apertured, breathable, elastic and embossed films, and laminate materials for personal care markets, including:

- Apertured film and laminate materials for use as topsheet in feminine hygiene products, baby diapers and adult incontinence products (including materials sold under the SoftQuilt™, ComfortQuilt™, ComfortAire™, ComfortFeel™, SoftAire™ and FreshFeel™ brand names);
- Breathable, embossed and elastic materials for use as components for baby diapers, adult incontinence products and feminine hygiene products (including elastic components sold under the ExtraFlex™, FabriFlex™, StretchTab™, FlexAire™ and FlexFeel™ brand names); and
- Absorbent transfer layers for baby diapers and adult incontinence products sold under the AquiDry®, AquiDry Plus™ and AquiSoft™ brand names.

In 2012, 2011 and 2010, personal care products accounted for approximately 38%, 45% and 50% of Tredegar's consolidated net sales from continuing operations, respectively.

Flexible Packaging Films. Film Products produces specialized polyester ("PET") films for use in packaging applications that have specialized properties, such as heat resistance, strength, barrier protection and the ability to accept high-quality print graphics. These differentiated, high-value films are primarily sold in Latin America and the U.S. under the Terphane® and Sealphane® brand names. Major end uses include food packaging and industrial applications. In 2012, flexible packaging films accounted for approximately 16% of Tredegar's consolidated net sales from continuing operations. Tredegar did not offer these films until the fourth quarter of 2011, so flexible packaging films only accounted for approximately 4% of consolidated net sales from continuing operations in 2011.

Surface Protection Films. Film Products produces single and multi-layer surface protection films sold under the UltraMask® and ForceField™ brand names. These films are used in high technology applications, most notably protecting high-value components of flat panel displays used in monitors, notebooks, smart phones, tablets, e-readers and digital signage, during the manufacturing and transportation process. In 2012, 2011 and 2010, surface protection films accounted for approximately 8%, 9% and 12% of Tredegar's consolidated net sales from continuing operations, respectively.

Polyethylene Overwrap & Polypropylene Films. Film Products produces various types of polyethylene and polypropylene overwrap films. Applications for polyethylene films include an emphasis on packaging for paper products. These products provide our customers with thin-gauge films that are readily printable and convertible on conventional processing equipment. Film Products also manufactures polypropylene films for packaging applications. Major end uses for polyethylene and polypropylene films include overwrap for bathroom tissue and paper towels as well as retort pouches.

Films for Other Markets. Film Products also makes a variety of specialty films and film-based products that provide tailored functionality for the illumination market as well as various other markets. By leveraging the combination of film capabilities and our patented microstructure technology, we are able to offer optical management products for a wide range of applications, including lighting, signage and durable goods.

The operations of Bright View Technologies Corporation ("Bright View") were incorporated into Film Products effective January 1, 2012 to better leverage efforts to produce films for new market segments. Bright View is a developer and producer of high-value microstructure-based optical films for the LED (light-emitting diode) and fluorescent lighting markets.

Raw Materials. The primary raw materials used by Film Products are low density, linear low density and high density polyethylene and polypropylene resins, Purified Terephthalic Acid ("PTA") and Mono-ethylene Glycol ("MEG"), which are obtained from domestic and foreign suppliers at competitive prices. We believe there will be an adequate supply of these raw materials in the foreseeable future. Film Products also buys polypropylene-based nonwoven fabrics based on the resins previously noted and styrenic block copolymers, and we believe there will be an adequate supply in the foreseeable future.

Customers. Film Products sells to many branded product producers throughout the world. Its largest customer is The Procter & Gamble Company ("P&G"). Net sales to P&G totaled $264 million in 2012, $280 million in 2011 and $273 million in 2010 (these amounts include film sold to third parties that converted the film into materials used with products manufactured by P&G).

P&G and Tredegar have had a successful long-term relationship based on cooperation, product innovation and continuous process improvement. The loss or significant reduction in sales associated with P&G would have a material adverse effect on our business.

Aluminum Extrusions

The William L. Bonnell Company, Inc. and its subsidiaries (together, "Aluminum Extrusions") produce high-quality, soft-alloy aluminum extrusions primarily for building and construction, distribution, transportation, electrical, consumer durables and machinery and equipment markets. Aluminum Extrusions manufactures mill (unfinished), anodized (coated) and painted and fabricated aluminum extrusions for sale directly to fabricators and distributors, and it competes primarily on the basis of product quality, service and price. Sales are made primarily in the U.S., principally east of the Rocky Mountains.

On October 1, 2012, Aluminum Extrusions acquired AACOA, Inc. ("AACOA"). AACOA produces aluminum extrusions and provides anodizing services to customers in the consumer durables, machinery and equipment and transportation markets. Our acquisition of AACOA allows us to add fabrication capabilities to Aluminum Extrusions' current array of products and services while providing AACOA with large press capabilities and enhanced geographic sales coverage in a variety of end-use markets.

The primary end-uses in each of Aluminum Extrusions' primary market segments include:

Major Markets	End-Uses
Residential & nonresidential construction	Windows and doors, pre-engineered structures, wall panels, partitions and interior enclosures, ducts, louvers and vents, curtain walls, storefronts and entrances, walkway covers, bus shelters, point of purchase displays, shower and tub enclosures, railings and support systems, venetian blinds, acoustical ceilings and walls, swimming pools and storm shutters
Transportation	Automotive and light truck products, spare parts, after-market automotive accessories, travel trailers and recreation vehicles
Distribution (metal service centers specializing in stock and release programs and custom fabrications to small manufacturers)	Standard profiles (rod, bar, tube and pipe), hurricane shutters, pleasure boat accessories, theatre set structures and other applications
Consumer durables	Refrigerators and freezers, office and institutional furniture, serving carts and pleasure boats
Electrical	Lighting fixtures (LED housings and heat sinks), solar panels, electronic apparatus and rigid and flexible conduits
Machinery & equipment	Material handling equipment, conveyors and conveying systems, hospital patient lifts, office machines and industrial erector sets

Aluminum Extrusions' sales volume from continuing operations by market segment over the last three years is shown below:

% of Aluminum Extrusions Sales Volume by Market Segment (Continuing Operations) *			
	2012	2011	2010
Building and construction:			
Nonresidential	**70 %**	70 %	68 %
Residential	**9**	12	14
Distribution	**5**	6	5
Transportation	**5**	6	8
Consumer durables	**5**	2	2
Machinery and equipment	**4**	2	1
Electrical	**2**	2	2
Total	**100 %**	100 %	100 %

* Includes sales volumes for AACOA for the fourth quarter of 2012 (subsequent to accquisition).

Aluminum Extrusions closed its manufacturing facility in Kentland, Indiana in the third quarter of 2012. The plant, whose core market was residential construction, previously employed 146 people.

Raw Materials. The primary raw materials used by Aluminum Extrusions consist of aluminum ingot, aluminum scrap and various alloys, which are purchased from domestic and foreign producers in open-market purchases and under short-term contracts. We believe there will be an adequate supply of aluminum and other required raw materials and supplies in the foreseeable future.

Other

In February 2010, we added a new segment, Other, comprised of the start-up operations of Bright View and Falling Springs, LLC ("Falling Springs"). As previously noted, the operations of Bright View were incorporated into Film Products effective January 1, 2012 to better leverage efforts to produce films for new market segments. Prior year balances for Bright View have been reclassified to Film Products to conform with the current year presentation.

Falling Springs develops, owns and operates multiple mitigation banks. Through the establishment of perpetual easements to restore, enhance and preserve wetlands, streams or other protected environmental resources, these mitigation banks create saleable credits that are used by the purchaser of credits to offset the negative environmental impacts from private and public development projects. On November 20, 2012, we sold our membership interests in Falling Springs to Arc Ventures, LC, a Virginia limited liability company affiliated with John D. Gottwald, a member of Tredegar's Board of Directors, for cash and stock proceeds of $16.6 million. The corresponding loss on sale of $3.1 million and the results of operations related to Falling Springs have been classified as discontinued operations for all periods presented. With the sale of Falling Springs, there is no longer an Other segment to report.

General

Intellectual Property. We consider patents, licenses and trademarks to be of significance for Film Products. We routinely apply for patents on significant developments in these businesses. As of December 31, 2012, Film Products held 342 issued patents (108 of which are issued in the U.S.) and 117 trademarks (19 of which are issued in the U.S.). Aluminum Extrusions held three U.S. trademark registrations. Our patents have remaining terms ranging from 1 to 20 years. We also have licenses under patents owned by third parties.

Research and Development. Tredegar's spending for research and development ("R&D") activities in 2012, 2011 and 2010 was primarily related to Film Products. As of December 31, 2012, Film Products has technical centers in Bloomfield, New York; Cabo de Santo Agostinho, Brazil; Richmond, Virginia; Morrisville, North Carolina; and Terre Haute, Indiana. R&D spending was approximately $13.2 million in 2012, $13.2 million in 2011 and $13.6 million in 2010.

Backlog. Backlogs are not material to our operations in Film Products. Overall backlog for continuing operations in Aluminum Extrusions at December 31, 2012 increased by approximately 77% compared with December 31, 2011, with approximately half of this increase being attributed to the addition of AACOA. Demand for extruded aluminum shapes continued to improve in 2012. Volume for Aluminum Extrusions, which we believe is cyclical in nature, was 114.8 million pounds in 2012, 108.0 million pounds in 2011 and 94.9 million pounds in 2010.

Government Regulation. U.S. laws concerning the environment to which our domestic operations are or may be subject include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), all as amended, regulations promulgated under these acts, and any other federal, state or local laws or regulations governing environmental matters. Compliance with these laws is an important consideration for us because we use hazardous materials in some of our operations, we are a generator of hazardous waste, and wastewater from our operations is discharged to various types of wastewater management systems. Under CERCLA and other laws, we may be subject to financial exposure for costs associated with waste management and disposal, even if we fully comply with applicable environmental laws.

The U.S. Environmental Protection Agency has adopted regulations under the Clean Air Act relating to emissions of carbon dioxide and other greenhouse gases ("GHG"), including mandatory reporting and permitting requirements. Additional regulations are anticipated. Several of our manufacturing operations result in emissions or GHG and are subject to the current GHG regulations. Compliance with these regulations has yet to require significant expenditures. The cost of compliance with any future GHG legislation or regulations is not presently determinable, but it is not anticipated to have a material adverse effect on our financial condition or results of operations based on information currently available.

Tredegar is also subject to the governmental regulations in the countries where we conduct business.

At December 31, 2012, we believe that we were in substantial compliance with all applicable environmental laws, regulations and permits in the U.S. and other countries where we conduct business. Environmental standards tend to become more stringent over time. In order to maintain substantial compliance with such standards, we may be required to incur additional expenditures, the amounts and timing of which are not presently determinable but which could be significant, in constructing new facilities or in modifying existing facilities. Furthermore, our failure to comply with current or future laws and regulations could subject us to substantial penalties, fines, costs and expenses.

Employees. Tredegar employed approximately 2,700 people at December 31, 2012.

Available Information and Corporate Governance Documents. Our Internet address is www.tredegar.com. We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Information filed electronically with the SEC can be accessed on its website at www.sec.gov. In addition, our Corporate Governance Guidelines, Code of Conduct and the charters of our Audit, Executive Compensation and Nominating and Governance Committees are available on our website and are available in print, without charge, to any shareholder upon request by contacting Tredegar's Corporate Secretary at 1100 Boulders Parkway, Richmond, Virginia 23225. The information on or that can be accessed through our website is not, and shall not be deemed to be, a part of this report or incorporated into other filings we make with the SEC.

Item 1A. RISK FACTORS

There are a number of risks and uncertainties that could have a material adverse effect on the operating results of our businesses and our consolidated financial condition and liquidity. The following risk factors should be considered, in addition to the other information included in this Annual Report on Form 10-K for the year ended December 31, 2012 ("Form 10-K"), when evaluating Tredegar and our businesses:

General

- ***Our performance is influenced by costs incurred by our operating companies, including, for example, the cost of raw materials and energy.*** These costs include, without limitation, the cost of resin, PTA and MEG (the raw materials on which Film Products primarily depends), aluminum (the raw material on which Aluminum Extrusions primarily depends), natural gas (the principal fuel necessary for Aluminum Extrusions' plants to operate), electricity and diesel fuel. Resin, aluminum and natural gas prices are extremely volatile as shown in the charts on pages 35-36. We attempt to mitigate the effects of increased costs through price increases and contractual pass-through provisions, but there are no assurances that higher prices can effectively be passed through to our customers or that we will be able to offset fully or on a timely basis the effects of higher raw material and energy costs through price increases or pass-through arrangements. Further, our cost control efforts may not be sufficient to offset any additional future declines in revenue or increases in raw material, energy or other costs.

- ***Tredegar and its customers operate in highly competitive markets.*** Tredegar and its businesses compete on product innovation, quality, price and service, and our businesses and their customers operate in highly competitive markets. Global market conditions continue to exacerbate our exposure to margin compression due to competitive forces, especially as certain products move into the later stages of their product life cycles. We attempt to mitigate the effects of this trend through cost saving measures and manufacturing efficiency initiatives, but these efforts may not be sufficient to offset the impact of margin compression as a result of competitive pressure.

- ***Tredegar may not be able to successfully execute its acquisition strategy.*** New acquisitions, such as our October 2011 acquisition of Terphane and our October 2012 acquisition of AACOA, can provide meaningful opportunities to grow our business and improve profitability. Acquired businesses may not achieve expected levels of revenue, profit or productivity, or otherwise perform as we expect. Acquisitions involve special risks, including, without limitation, diversion of management's time and attention from our existing businesses, the potential assumption of unanticipated liabilities and contingencies and potential difficulties in integrating acquired businesses and achieving anticipated operational improvements. While our strategy is to acquire businesses that will improve our competitiveness and profitability, acquisitions may not be successful or accretive to earnings.

- ***Noncompliance with any of the covenants in our $350 million credit facility could result in all debt under the agreement outstanding at such time becoming due and limiting our borrowing capacity, which could have a material adverse effect on our financial condition and liquidity.*** The credit agreement governing our revolving credit facility contains restrictions and financial covenants that could restrict our operational and financial flexibility. Our failure to comply with these covenants could result in an event of default, which if not cured or waived, would result in all outstanding debt under the credit facility at such time becoming due, which could have a material adverse effect on our financial condition and liquidity. Renegotiation of the covenant(s) through an amendment to our revolving credit facility may effectively cure the noncompliance, but may have a negative effect on our consolidated financial condition or liquidity depending upon how the amended covenant is renegotiated.

- ***Loss of certain key officers or employees could adversely affect our businesses.*** We depend on our senior executive officers and other key personnel to run our businesses. The loss of any of these officers or other key personnel could have a material adverse effect on our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate highly skilled employees required for the operation and expansion of our businesses could hinder our ability to improve manufacturing operations, conduct research activities successfully and develop marketable products.

- ***Tredegar is subject to increased credit risk that is inherent with economic uncertainty and efforts to increase market share as we attempt to broaden our customer base.*** In the event of the deterioration of operating cash flows or diminished borrowing capacity of our customers, the collection of trade receivable balances may be delayed or deemed unlikely. The operations of our customers for Aluminum Extrusions generally follow the cycles within the economy, resulting in greater credit risk from diminished operating cash flows and higher bankruptcy rates when the economy is deteriorating or in recession. In addition, Film Products' credit risk exposure could increase as efforts to expand its business may lead to a broader, more diverse customer base.

- ***Tredegar is subject to various environmental laws and regulations and could become exposed to material liabilities and costs associated with such laws.*** We are subject to various environmental obligations and could become subject to additional obligations in the future. In the case of known potential liabilities, it is management's judgment that the resolution of ongoing and/or pending environmental remediation obligations is not expected to have a material adverse effect on our consolidated financial condition or liquidity. In any given period or periods, however, it is possible such obligations or matters could have a material adverse effect on the results of operations. Changes in environmental laws and regulations, or their application, including, but not limited to, those relating to global climate change, could subject us to significant additional capital expenditures and operating expenses. Moreover, future developments in federal, state, local and international environmental laws and regulations are difficult to predict. Environmental laws have become and are expected to continue to become increasingly strict. As a result, we will be subject to new environmental laws and regulations. However, any such changes are uncertain and, therefore, it is not possible for us to predict with certainty the amount of additional capital expenditures or operating expenses that could be necessary for compliance with respect to any such changes.

- ***Tredegar could be required to make additional cash contributions to its defined benefit (pension) plan.*** We sponsor a pension plan that covers certain hourly and salaried employees in the U.S. Recent economic trends have resulted in a significant reduction in interest rates and plan asset investment returns. Cash contribution requirements for the pension plan are sensitive to changes in these market factors. We expect that we will be required to make a cash contribution of approximately $0.2 million to our underfunded pension plan in 2013, and we may be required to make additional cash contributions in future periods if current trends in interest rates continue, volatility in investment returns on plan assets persist or if our plan asset investment returns lag market performance.

- ***An information technology system failure may adversely affect our business.*** We rely on information technology systems to transact our businesses. An information technology system failure due to computer viruses, internal or external security breaches, power interruptions, hardware failures, fire, natural disasters, human error, or other causes could disrupt our operations and prevent us from being able to process transactions with our customers, operate our manufacturing facilities, and properly report those transactions in a timely manner. A significant, protracted information technology system failure may result in a material adverse effect on our financial condition, results of operations, or cash flows.

- ***Material disruptions at one of our major manufacturing facilities could negatively impact our financial results.*** We believe our facilities are operated in compliance with applicable local laws and regulations and that we have implemented measures to minimize the risks of disruption at our facilities. A material disruption in one of our operating locations could negatively impact production and our financial results. Such a disruption could be a result of any number of events, including but not limited to: an equipment failure with repairs requiring long lead times, labor stoppages or shortages, utility disruptions, constraints on the supply or delivery of critical raw materials, and severe weather conditions.

- ***An inability to renegotiate one of our collective bargaining agreements could adversely affect our financial results.*** Some of our employees are represented by labor unions under various collective bargaining agreements with varying durations and expiration dates. Tredegar may not be able to satisfactorily renegotiate collective bargaining agreements when they expire, which could result in strikes or work stoppages or higher labor costs. In addition, existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such work stoppages (or potential work stoppages) could negatively impact our ability to manufacture our products and adversely affect results of operations.

- ***Our investments (primarily $7.5 million of investments in Intelliject and a $3.6 million net investment in Harbinger) have high risk.*** The value of our investment in a specialty pharmaceutical company, Intelliject, Inc. ("Intelliject"), can fluctuate, primarily as a result of its ability to meet its developmental and commercialization milestones within an anticipated time frame. Intelliject received approval from the U.S. Food and Drug Administration for its first product in 2012, with market launch of the product in the first quarter of 2013. As Intelliject continues to invest in its product pipeline, it may require additional rounds of financing to have the opportunity to complete product pipeline development and bring its technology to market, which may never occur. The estimated fair value of our investment was $33.7 million at December 31, 2012.

  Harbinger Capital Partners Special Situations Fund, L.P. ("Harbinger") is a private investment fund, and an investment in the fund involves risk and is subject to limitations on withdrawal. The amount of future installments of withdrawal proceeds is uncertain, and the timing of such payments is not known.

  There is no secondary market for selling our interests in either investment. As a result, we may be required to bear the risk of our investment in Intelliject and Harbinger for an indefinite period of time.

Film Products

- ***Film Products is highly dependent on sales associated with one customer, P&G.*** P&G comprised approximately 31% of Tredegar's consolidated net sales from continuing operations in 2012, 36% in 2011 and 38% in 2010. The loss or significant reduction of sales associated with P&G would have a material adverse effect on our business. Other P&G-related factors that could adversely affect our business include, by way of example, (i) failure by P&G to achieve success or maintain share in markets in which P&G sells products containing our materials, (ii) operational decisions by P&G that result in component substitution, inventory reductions and similar changes, (iii) delays in P&G rolling out products utilizing new technologies developed by us and (iv) P&G rolling out products utilizing technologies developed by others that replace our business with P&G. While we have undertaken efforts to expand our customer base, there can be no assurance that such efforts will be successful, or that they will offset any delay or loss of sales and profits associated with P&G.

- ***Growth of Film Products depends on our ability to develop and deliver new products at competitive prices.*** Personal care materials, surface protection films and polyethylene overwrap and polypropylene films are now being made with a variety of new materials and the overall cycle for changing materials has accelerated. While we have substantial technological resources, there can be no assurance that our new products can be brought to market successfully, or if brought to market successfully, at the same level of profitability and market share of replaced films. A shift in customer preferences away from our technologies, our inability to develop and deliver new profitable products, or delayed acceptance of our new products in domestic or foreign markets, could have a material adverse effect on our business, results of operations and cash flows. In the long term, growth will depend on our ability to provide innovative materials at a price that meets our customers' needs.

- ***Failure of our customers, who are subject to cyclical downturns, to achieve success or maintain market share could adversely impact sales and operating margins.*** Our products serve as components for various consumer products sold worldwide. Our customers' ability to successfully develop, manufacture and market their products is integral to our success. In addition, many of our customers are in industries that are cyclical in nature and sensitive to changes in general economic conditions. Downturns in the businesses that use our products can adversely affect our sales and operating margins.

- ***Continued growth in Film Products' sale of protective film products is not assured.*** A shift in our customers' preference to new or different products or new technology that displaces the need for protective films that currently utilize our surface protection applications could have a material adverse effect on our sales of protective films. Surface protection films accounted for approximately 8%, 9% and 12% of Tredegar's consolidated net sales from continuing operations in 2012, 2011 and 2010, respectively. Unanticipated changes in the demand for our customers' products, a decline in the rate of growth for flat panel displays or improvements in the durability of flat panel displays could have a material adverse effect on protective film sales.

- ***Our substantial international operations subject us to risks of doing business in countries outside the U.S., which could adversely affect our business, financial condition and results of operations.*** Risks inherent in international operations include the following, by way of example: changes in general economic conditions or governmental policies, potential difficulty enforcing agreements and intellectual property rights, modifications in foreign tax laws and incentives, staffing and managing widespread operations and the challenges of complying with a wide variety of laws and regulations, restrictions on international trade or investment, restrictions on the repatriation of income, fluctuations in exchange rates, imposition of additional taxes on our income generated outside the U.S., nationalization of private enterprises and unexpected adverse changes in international laws and regulatory requirements. In addition, while expanding operations into emerging foreign markets provides greater opportunities for growth, there are certain operating risks, as previously noted.

- ***Our inability to protect our intellectual property rights or our infringement of the intellectual property rights of others could have a material adverse impact on Film Products.*** Film Products operates in an industry where our significant customers and competitors have substantial intellectual property portfolios. The continued success of this business depends on our ability not only to protect our own technologies and trade secrets, but also to develop and sell new products that do not infringe upon existing patents or threaten existing customer relationships. An unfavorable outcome in any intellectual property litigation or similar proceeding could have a materially adverse effect on the financial condition and results of operations in Film Products.

- ***U.S. and global economic conditions could have an adverse effect on the operating results of some or all of our operations.*** As Films Products expands its business into new products and geographic regions, operating results and our financial condition could become more sensitive to changes in macroeconomic conditions, including fluctuations in exchange rates. Sales associated with new products and regions tend to more closely follow the cycles within the economy. Cost reductions and productivity improvements may not be sufficient to offset the adverse effects on profitability from lower customer demand in an economic downturn. Therefore, as such product offerings become a greater part of the film products business, our operating results and financial condition may be adversely impacted by seasonal slowdowns, cyclical downturns in the economy or changes in foreign currency rates.

- ***An unstable economic environment could have a disruptive impact on our supply chain.*** Certain raw materials used in manufacturing our products are available from a single supplier, and we may not be able to quickly or inexpensively re-source to another supplier. The risk of damage or disruption to our supply chain has been exacerbated as different suppliers have consolidated their product portfolios or experienced financial distress. Failure to take adequate steps to effectively manage such events, which are intensified when a product is sourced from a single supplier or location, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.

Aluminum Extrusions

- ***Sales volume and profitability of Aluminum Extrusions is cyclical and highly dependent on economic conditions of end-use markets in the U.S., particularly in the construction sector.*** Our end-use markets can be subject to seasonal slowdowns. Because of the high degree of operating leverage inherent in our operations (generally constant fixed costs until full capacity utilization is achieved), the percentage drop in operating profits in a cyclical downturn will likely exceed the percentage drop in volume. Any benefits associated with cost reductions and productivity improvements may not be sufficient to offset the adverse effects on profitability from pricing and margin pressure and higher bad debts (including a greater chance of loss associated with defaults on fixed-price forward sales contracts with our customers) that usually accompany a downturn. In addition, higher energy costs can further reduce profits unless offset by price increases or cost reductions and productivity improvements.

  Although our sales volumes have improved in recent years, there is uncertainty surrounding the extent and timing of a full recovery in the building and construction sector. Therefore, the extent and timing of the recovery of sales volumes and profits for Aluminum Extrusions is uncertain, especially since there can be a lag in the recovery of its end-use markets in comparison to the overall economic recovery.

- ***The markets for our products are highly competitive with product quality, service, delivery performance and price being the principal competitive factors.*** Aluminum Extrusions has approximately 1,200 customers that are in a variety of end-use markets within the broad categories of building and construction, distribution, transportation, machinery and equipment, electrical and consumer durables. No single customer exceeds 5% of Aluminum Extrusions' net sales. Due to the diverse customer mix across many end-use markets, we believe the industry generally tracks the real growth of the overall economy. Future success and prospects depend on our ability to retain existing customers and participate in overall industry cross-cycle growth.

  During improving economic conditions, excess industry capacity is absorbed and pricing pressure becomes less of a factor in many of our end-use markets. Conversely, during an economic slowdown, excess industry capacity often drives increased pricing pressure in many end-use markets as competitors protect their position with key customers. Because the business is susceptible to these changing economic conditions, Aluminum Extrusions targets complex, customized, service-intensive business with more challenging requirements in order to differentiate itself from competitors that focus on higher volume, standard extrusion applications.

  In the past, imports into the U.S., primarily from China, represented an increasing portion of the U.S. aluminum extrusion market. However, following an affirmative determination by the U.S. International Trade Commission in April 2011 that dumped and subsidized imports of aluminum extrusion from China are a cause of material injury to the domestic industry, the U.S. Department of Commerce has applied duties to these imported products. As a result, aluminum extrusion imports from China have decreased significantly. While the risk to the domestic industry has been abated for the time being, efforts continue to address the challenges and circumvention issues that remain.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

General

Most of the improved real property and the other assets used in our operations are owned, and none of the owned property is subject to an encumbrance that is material to our consolidated operations. We consider the plants, warehouses and other properties and assets owned or leased by us to be in generally good condition.

We believe that the capacity of our plants is adequate to meet our immediate needs. Our plants generally have operated at approximately 40-95% of capacity during 2012. Our corporate headquarters, which is leased, is located at 1100 Boulders Parkway, Richmond, Virginia 23225.

Our principal plants and facilities are listed below:

Film Products

Locations in the U.S.	*Locations Outside the U.S.*	*Principal Operations*
Bloomfield, New York (technical center and production facility)	Cabo de Santo Agostinho, Brazil (technical center and production facility)	Production of plastic films and laminate materials
Lake Zurich, Illinois	Guangzhou, China	
Morrisville, North Carolina (technical center and production facility) (leased)	Kerkrade, The Netherlands	
Pottsville, Pennsylvania	Pune, India	
Red Springs, North Carolina (leased)	Rétság, Hungary	
Richmond, Virginia (technical center) (leased)	São Paulo, Brazil	
Terre Haute, Indiana (technical center and production facility)	Shanghai, China	

Aluminum Extrusions

Locations in the U.S.	*Principal Operations*
Carthage, Tennessee	Production of aluminum extrusions, fabrication and finishing
Elkhart, Indiana	
Newnan, Georgia	
Niles, Michigan	

Item 3. LEGAL PROCEEDINGS

None.

Item 4. MINE SAFETY DISCLOSURES

None.

PART II

Item 5. MARKET FOR TREDEGAR'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Prices of Common Stock and Shareholder Data

Our common stock is traded on the New York Stock Exchange ("NYSE") under the ticker symbol TG. We have no preferred stock outstanding. There were 32,069,370 shares of common stock held by 2,513 shareholders of record on December 31, 2012.

The following table shows the reported high and low closing prices of our common stock by quarter for the past two years.

	2012		2011	
	High	**Low**	High	Low
First quarter	**$ 26.29**	**$ 19.13**	$ 21.58	$ 18.23
Second quarter	**20.51**	**13.49**	22.87	16.97
Third quarter	**18.95**	**13.50**	20.35	14.15
Fourth quarter	**20.42**	**16.54**	23.00	13.92

The closing price of our common stock on February 22, 2013 was $25.65.

Dividend Information

We have paid a dividend every quarter since becoming a public company in July 1989. We paid quarterly dividends of 4½ cents per share in the first two quarters of 2012 and 6 cents per share in the final two quarters of 2012. We also paid a one-time dividend of 75 cents per share to all shareholders in December 2012. We paid a quarterly dividend of 4½ cents per share in 2011, and 4 cents per share in 2010.

All decisions with respect to the declaration and payment of dividends will be made by the Board of Directors in its sole discretion based upon earnings, financial condition, anticipated cash needs, restrictions in our revolving credit agreement and other such considerations as the Board deems relevant. See Note 11 beginning on page 68 for the restrictions contained in our revolving credit agreement related to minimum shareholders' equity required and aggregate dividends permitted.

Issuer Purchases of Equity Securities

On January 7, 2008, we announced that our Board of Directors approved a share repurchase program whereby management is authorized at its discretion to purchase, in the open market or in privately negotiated transactions, up to 5 million shares of Tredegar's outstanding common stock. The authorization has no time limit. We did not repurchase any shares in the open market or otherwise in 2012 or 2011 under this standing authorization. We repurchased approximately 2.1 million shares in 2010 of our common stock in the open market at an average price of $16.54 per share.

We received 209,576 shares in 2012 at a price of $17.70 per share as consideration from Arc Ventures, LC in connection with our divestiture of Falling Springs. Shares received from the sale of Falling Springs do not represent shares repurchased under the current approved program.

Comparative Tredegar Common Stock Performance

The following graph compares cumulative total shareholder returns for Tredegar, the S&P SmallCap 600 Stock Index (an index comprised of companies with market capitalizations similar to Tredegar) and the Russell 2000 Index for the five years ended December 31, 2012. Tredegar is part of both the S&P SmallCap 600 Index and Russell 2000 Index.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Tredegar Corporation, the S&P Smallcap 600 Index, and the Russell 2000 Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Tredegar Corporation
S&P SmallCap 600
Russell 2000

*$100 invested on 12/31/07 in stock or index, including reinvestmenl of dividends.
Fiscal year ending December 31.

Inquiries

Inquiries concerning stock transfers, dividends, dividend reinvestment, consolidating accounts, changes of address, or lost or stolen stock certificates should be directed to Computershare Investor Services, the transfer agent and registrar for our common stock:

Computershare Investor Services
250 Royall Street
Canton, MA 02021
Phone: 800-622-6757
E-mail: web.queries@computershare.com

All other inquiries should be directed to:

Tredegar Corporation
Investor Relations Department
1100 Boulders Parkway
Richmond, Virginia 23225
Phone: 800-411-7441
E-mail: invest@tredegar.com
Website: www.tredegar.com

Quarterly Information

We do not generate or distribute quarterly reports to shareholders. Information on quarterly results can be obtained from our website. In addition, we file quarterly, annual and other information electronically with the SEC, which can be accessed on its website at www.sec.gov.

Legal Counsel

Hunton & Williams LLP
Richmond, Virginia

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Richmond, Virginia

Item 6. SELECTED FINANCIAL DATA

The tables that follow on pages 14-19 present certain selected financial and segment information for the five years ended December 31, 2012.

FIVE-YEAR SUMMARY

Tredegar Corporation and Subsidiaries

Years Ended December 31 (In Thousands, Except Per-Share Data)	**2012**		2011		2010		2009		2008	
Results of Operations (a):										
Sales	**$ 882,188**		$ 794,420		$ 738,200		$ 648,613		$ 883,899	
Other income (expense), net	**18,119**	(c)	3,213	(d)	(1,182)	(e)	8,464	(f)	10,341	(g)
	900,307		797,633		737,018		657,077		894,240	
Cost of goods sold	**712,660**	(c)	654,087	(d)	594,987	(e)	516,933	(f)	739,721	(g)
Freight	**24,846**		18,488		17,812		16,085		20,782	
Selling, general & administrative expenses	**73,717**	(c)	67,808	(d)	67,729		60,481		58,699	
Research and development expenses	**13,162**		13,219		13,625		11,856		11,005	
Amortization of intangibles	**5,806**		1,399		466		120		123	
Interest expense	**3,590**		1,926		1,136		783		2,393	
Asset impairments and costs associated with exit and disposal activities	**5,022**	(c)	1,917	(d)	773	(e)	2,950	(f)	12,390	(g)
Goodwill impairment charge	**-**		-		-		30,559	(b)	-	
	838,803		758,844		696,528		639,767		845,113	
Income from continuing operations before income taxes	**61,504**		38,789		40,490		17,310		49,127	
Income taxes	**18,319**	(c)	10,244	(d)	13,649	(e)	18,663	(f)	19,486	(g)
Income (loss) from continuing operations (a)	**43,185**		28,545		26,841		(1,353)		29,641	
Discontinued operations, net of tax (a)	**(14,934)**	(a)	(3,690)	(a)	186		-		(705)	(a)
Net income (loss)	**$ 28,251**		$ 24,855		$ 27,027		$ (1,353)		$ 28,936	
Diluted earnings (loss) per share (a):										
Continuing operations	**$ 1.34**		$ .89		$ .82		$ (.04)		$ .87	
Discontinued operations	**(.46)**		(.12)		.01		-		(.02)	
Net income (loss)	**$ .88**		$ .77		$ .83		$ (.04)		$ .85	

Refer to notes to financial tables on page 19.

FIVE-YEAR SUMMARY

Tredegar Corporation and Subsidiaries

Years Ended December 31	2012		2011		2010		2009		2008	
(In Thousands, Except Per-Share Data)										
Share Data:										
Equity per share	**$ 11.61**		$ 12.38		$ 13.10		$ 12.66		$ 12.40	
Cash dividends declared per share	**.96**	(k)	.18		.16		.16		.16	
Weighted average common shares outstanding during the period	**32,032**		31,932		32,292		33,861		33,977	
Shares used to compute diluted earnings (loss) per share during the period	**32,193**		32,213		32,572		33,861		34,194	
Shares outstanding at end of period	**32,069**		32,057		31,883		33,888		33,910	
Closing market price per share:										
High	**$ 26.29**		$ 23.00		$ 20.19		$ 18.68		$ 20.59	
Low	**13.49**		13.92		14.93		12.79		11.41	
End of year	**20.42**		22.22		19.38		15.82		18.18	
Total return to shareholders (h)	**(3.8)**	%	15.6	%	23.5	%	(12.1)	%	14.1	%
Financial Position:										
Total assets	**$ 783,165**		$ 780,610		$ 580,342		$ 596,279		$ 610,632	
Cash and cash equivalents	**48,822**		68,939		73,191		90,663		45,975	
Debt	**128,000**		125,000		450		1,163		22,702	
Shareholders' equity (net book value)	**372,252**		396,907		417,546		429,072		420,416	
Equity market capitalization (i)	**654,857**		712,307		617,893		536,108		616,484	

SEGMENT TABLES

Tredegar Corporation and Subsidiaries

Net Sales (j)

Segment	**2012**	2011	2010	2009	2008
(In Thousands)					
Film Products	**$ 611,877**	$ 535,540	$ 520,749	$ 455,007	$ 522,839
Aluminum Extrusions	**245,465**	240,392	199,639	177,521	340,278
Total net sales	**857,342**	775,932	720,388	632,528	863,117
Add back freight	**24,846**	18,488	17,812	16,085	20,782
Sales as shown in Consolidated Statements of Income	**$ 882,188**	$ 794,420	$ 738,200	$ 648,613	$ 883,899

Identifiable Assets

Segment	**2012**	2011	2010	2009	2008
(In Thousands)					
Film Products	**$ 551,842**	$ 574,571	$ 368,853	$ 371,639	$ 399,895
Aluminum Extrusions	**129,279**	78,661	81,731	82,429	112,259
AFBS (formerly Therics)	**-**	-	583	1,147	1,629
Subtotal	**681,121**	653,232	451,167	455,215	513,783
General corporate	**53,222**	40,917	41,833	50,401	50,874
Cash and cash equivalents	**48,822**	68,939	73,191	90,663	45,975
Identifiable assets from continuing operations	**783,165**	763,088	566,191	596,279	610,632
Discontinued operations (a):	**-**	17,522	14,151	-	-
Total	**$ 783,165**	$ 780,610	$ 580,342	$ 596,279	$ 610,632

Refer to notes to financial tables on page 19.

SEGMENT TABLES

Tredegar Corporation and Subsidiaries

Operating Profit

Segment	**2012**	2011	2010	2009	2008
(In Thousands)					
Film Products:					
Ongoing operations	**$ 69,950**	$ 59,493	$ 66,718	$ 64,379	$ 53,914
Plant shutdowns, asset impairments, restructurings and other	**(109)** (c)	(6,807) (d)	(758) (e)	(1,846) (f)	(11,297) (g)
Aluminum Extrusions:					
Ongoing operations	**9,037**	3,457	(4,154)	(6,494)	10,132
Plant shutdowns, asset impairments, restructurings and other	**(5,427)** (c)	58 (d)	493 (e)	(639) (f)	(687) (g)
Goodwill impairment charge	**-**	-	-	(30,559) (b)	-
AFBS (formerly Therics):					
Gain on sale of investments in Theken Spine and Therics, LLC	**-**	-	-	1,968 (f)	1,499 (g)
Total	**73,451**	56,201	62,299	26,809	53,561
Interest income	**418**	1,023	709	806	1,006
Interest expense	**3,590**	1,926	1,136	783	2,393
Gain on sale of corporate assets	**-**	-	-	404	1,001
Gain (loss) on investment accounted for under the fair value method	**16,100** (c)	1,600 (d)	(2,200) (e)	5,100 (f)	5,600 (g)
Stock option-based compensation costs	**1,432**	1,940	2,064	1,692	782
Corporate expenses, net	**23,443** (c)	16,169 (d)	17,118	13,334	8,866
Income from continuing operations before income taxes	**61,504**	38,789	40,490	17,310	49,127
Income taxes	**18,319** (c)	10,244 (d)	13,649 (e)	18,663 (f)	19,486 (g)
Income (loss) from continuing operations	**43,185**	28,545	26,841	(1,353)	29,641
Income (loss) from discontinued operations, net of tax (a)	**(14,934)** (a)	(3,690) (a)	186 (a)	-	(705) (a)
Net income (loss)	**$ 28,251**	$ 24,855	$ 27,027	$ (1,353)	$ 28,936

Refer to notes to financial tables on page 19.

SEGMENT TABLES

Tredegar Corporation and Subsidiaries

Depreciation and Amortization

Segment	**2012**	2011	2010	2009	2008
(In Thousands)					
Film Products	**$ 39,202**	$ 36,315	$ 34,448	$ 32,360	$ 34,588
Aluminum Extrusions	**9,984**	8,333	9,054	7,566	8,018
Subtotal	**49,186**	44,648	43,502	39,926	42,606
General corporate	**73**	75	74	71	70
Total continuing operations	**49,259**	44,723	43,576	39,997	42,676
Discontinued operations (a):	**10**	12	12	-	515
Total	**$ 49,269**	$ 44,735	$ 43,588	$ 39,997	$ 43,191

Capital Expenditures and Investments

Segment	**2012**	2011	2010	2009	2008
(In Thousands)					
Film Products	**$ 30,484**	$ 13,107	$ 15,839	$ 11,487	$ 11,135
Aluminum Extrusions	**2,332**	2,697	4,339	22,530	9,692
Subtotal	**32,816**	15,804	20,178	34,017	20,827
General corporate	**436**	76	236	125	78
Capital expenditures for continuing operations	**33,252**	15,880	20,414	34,142	20,905
Discontinued operations (a):	**-**	-	4	-	39
Total capital expenditures	**33,252**	15,880	20,418	34,142	20,944
Investments	**-**	-	-	-	5,391
Total	**$ 33,252**	$ 15,880	$ 20,418	$ 34,142	$ 26,335

Refer to notes to financial tables on page 19.

NOTES TO FINANCIAL TABLES

(a) On November 20, 2012, we sold our membership interests in Falling Springs. All historical results for this business have been reflected in discontinued operations. In 2012, discontinued operations also includes an after-tax loss of $2.0 million from the sale of Falling Springs in addition to operating results through the closing date. On February 12, 2008, we sold our aluminum extrusions business in Canada. All historical results for this business have been reflected as discontinued operations. In 2012 and 2011, discontinued operations include after-tax charges of $13.4 million and $4.4 million, respectively, to accrue for indemnifications under the purchase agreement related to environmental matters. In 2008, discontinued operations include an after-tax loss of $0.4 million on the sale in addition to operating results through the closing date.

(b) A goodwill impairment charge of $30.6 million ($30.6 million after taxes) was recognized in Aluminum Extrusions upon completion of an impairment analysis performed as of March 31, 2009. The non-cash charge resulted from the estimated adverse impact on the business unit's fair value of possible future losses and the uncertainty of the amount and timing of an economic recovery.

(c) Plant shutdowns, asset impairments, restructurings and other for 2012 include a net charge of $3.6 million associated with the shutdown of our aluminum extrusions manufacturing facility in Kentland, Indiana, which included accelerated depreciation for property and equipment of $2.4 million (included in "Cost of goods sold" in the consolidated statement of income), severance and other employee-related costs of $1.2 million and other shutdown-related charges of $2.3 million, partially offset by adjustments to inventories accounted for under the last-in, first-out method of $1.5 million (included in "Cost of goods sold" in the consolidated statement of income) and gains of $0.8 million (included in "Other income (expense), net" in the consolidated statements of income); a gain of $1.3 million in Film Products (included in "Other income (expense), net" in the consolidated statements of income) associated with an insurance recovery on idle equipment that was destroyed in a fire at an outside warehouse; charges of $1.3 million for acquisition-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the acquisition of AACOA by Aluminum Extrusions; charges of $1.1 million for integration-related expenses and other nonrecurring transactions (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the acquisition of Terphane by Film Products; gain of $1.1 million (included in "Other income (expense), net" in the consolidated statements of income) on the sale of a previously shutdown film products manufacturing facility in LaGrange, Georgia; losses of $0.8 million for asset impairments associated with a previously shutdown film products manufacturing facility in LaGrange, Georgia; charges of $0.5 million for severance and other employee-related costs in connection with restructurings in Film Products ($0.3 million) and Aluminum Extrusions ($0.2 million); charges of $0.2 million for asset impairments in Film Products; charges of $0.2 million for integration-related expenses and other nonrecurring transactions (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the acquisition of AACOA by Aluminum Extrusions; charges of $0.1 million associated with purchase accounting adjustments made to the value of inventory sold by Aluminum Extrusions after its acquisition of AACOA; and a charge of $0.1 million (included in "Costs of goods sold" in the consolidated statement of income) related to adjustments of future environmental costs expected to be incurred by Aluminum Extrusions. The gain from the write-up of an investment accounted for under the fair value method of $16.1 million and the unrealized loss on our investment in Harbinger of $1.1 million in 2012 are included in "Other income (expense), net" in the consolidated statements of income. Income taxes for 2012 include the recognition of an additional valuation allowance of $1.3 million related to the expected limitations on the utilization of assumed capital losses on certain investments.

(d) Plant shutdowns, asset impairments, restructurings and other for 2011 include charges of $4.8 million for acquisition-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the acquisition of Terphane by Film Products; charges of $1.4 million for asset impairments in Films Products; a gain of $1.0 million on the disposition of our film products business in Roccamontepiano, Italy (included in "Other income (expense), net" in the consolidated statements of income), which includes the recognition of previously unrecognized foreign currency translation gains of $4.3 million that were associated with the business; charges of $0.7 million associated with purchase accounting adjustments made to the value of inventory sold by Films Products after its purchase of Terphane (included in "Cost of goods sold" in the consolidated statements of income); charges of $0.5 million for severance and other employee related costs in connection with restructurings in Film Products; charges of $0.4 million for integration-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the acquisition of Terphane by Film Products; and gains of $0.1 million associated with Aluminum Extrusions for timing differences between the recognition of realized losses on aluminum futures contracts and related revenues from the delayed fulfillment by customers of fixed-price forward purchase commitments (included in "Cost of goods sold" in the consolidated statements of income). The gain from the write-up of an investment accounted for under the fair value method of $1.6 million and the unrealized loss on our investment in Harbinger of $0.6 million in 2011 are included in "Other income (expense), net" in the consolidated statements of income.

(e) Plant shutdowns, asset impairments, restructurings and other for 2010 include gains of $0.9 million associated with Aluminum Extrusions for timing differences between the recognition of realized losses on aluminum futures contracts and related revenues from the delayed fulfillment by customers of fixed-price forward purchase commitments (included in "Cost of goods sold" in the consolidated statements of income); asset impairment charges of $0.6 million related to Films Products; a charge of $0.4 million related to expected future environmental costs at the aluminum extrusions manufacturing facility in Newnan, Georgia (included in "Cost of goods sold" in the consolidated statements of income); charges of $0.2 million for severance and other employee-related costs in connection with restructurings in Film Products; a gain of $0.1 million on the sale of previously impaired equipment (included in "Other income (loss), net" in the consolidated statements of income) at the film products manufacturing facility in Pottsville, Pennsylvania; and losses of $0.1 million on the disposal of equipment (included in "Other income (expense), net" in the consolidated statements of income) from a previously shutdown film products manufacturing facility in LaGrange, Georgia. The loss from the write-down of an investment accounted for under the fair value method of $2.2 million in 2010 is included in "Other income (expense), net" in the consolidated statement of income. Income taxes in 2010 include the recognition of an additional valuation allowance of $0.2 million related to the expected limitations on the utilization of assumed capital losses on certain investments.

(f) Plant shutdowns, asset impairments, restructurings and other for 2009 include a charge of $2.1 million for severance and other employee related costs in connection with restructurings for Film Products ($1.3 million), Aluminum Extrusions ($0.4 million) and corporate headquarters ($0.4 million, included in "Corporate expenses, net" in the operating profit by segment table); an asset impairment charge of $1.0 million in Films Products; losses of $1.0 million associated with Aluminum Extrusions for timing differences between the recognition of realized losses on aluminum futures contracts and related revenues from the delayed fulfillment by customers of fixed-price forward purchase commitments (included in "Cost of goods sold" in the consolidated statements of income); a gain of $0.6 million related to the sale of land at our aluminum extrusions facility in Newnan, Georgia (included in "Other income (expense), net" in the consolidated statements of income); a gain of $0.3 million on the sale of equipment (included in "Other income (expense), net" in the consolidated statements of income) from a previously shutdown film products manufacturing facility in LaGrange, Georgia; a gain of $0.2 million on the sale of a previously shutdown aluminum extrusions manufacturing facility in El Campo, Texas (included in "Other income (expense), net" in the consolidated statements of income); a gain of $0.1 million related to the reversal to income of certain inventory impairment accruals in Film Products; and a net charge of $0.1 million (included in "Costs of goods sold" in the consolidated statement of income) related to adjustments of future environmental costs expected to be incurred by Aluminum Extrusions. The gain from the write-up of an investment accounted for under the fair value method of $5.1 million in 2009 is included in "Other income (expense), net" in the consolidated statement of income. The gain on sale of investments in Theken Spine and Therics, LLC, which is also included in "Other income (expense), net" in the consolidated statement of income, includes the receipt of a contractual earn-out payment of $1.8 million and a post-closing contractual adjustment of $0.2 million. AFBS Inc. (formerly Therics, Inc.) received these investments in 2005, when substantially all of the assets of AFBS, Inc., a wholly owned subsidiary of Tredegar, were sold or assigned to a newly created limited liability company, Therics, LLC, controlled and managed by an individual not affiliated with Tredegar. Income taxes in 2009 include the recognition of an additional valuation allowance of $2.1 million related to the expected limitations on the utilization of assumed capital losses on certain investments.

(g) Plant shutdowns, asset impairments, restructurings and other for 2008 include an asset impairment charge of $9.7 million for Film Products; a charge of $2.7 million for severance and other employee related costs in connection with restructurings for Film Products ($2.2 million) and Aluminum Extrusions ($0.5 million); a gain of $0.6 million from the sale of land rights and related improvements at the film products facility in Shanghai, China (included in "Other income (expense), net" in the consolidated statement of income); and a $0.2 million charge related to expected future environmental costs at the aluminum extrusions facility in Newnan, Georgia (included in "Cost of goods sold" in the consolidated statements of income). The gain of $1.5 million from the sale of our investments in Theken Spine and Therics, LLC is included in "Other income (expense), net" in the consolidated statements of income. The gain from the write-up of an investment accounted for under the fair value method of $5.6 million in 2008 is included in "Other income (expense), net" in the consolidated statements of income. Income taxes in 2008 includes the reversal of a valuation allowance recognized in the third quarter of 2007 of $1.1 million that originally related to expected limitations on the utilization of assumed capital losses on certain investments.

(h) Total return to shareholders is defined as the change in stock price during the year plus dividends per share, divided by the stock price at the beginning of the year.

(i) Equity market capitalization is the closing market price per share for the period multiplied by the shares outstanding at the end of the period.

(j) Net sales represent gross sales less freight. Net sales is the measure used by the chief operating decision maker of each segment for purposes of assessing performance.

(k) In addition to quarterly dividends of 4 1/2 cents per share in the the first and second quarters and 6 cents per share in the third and fourth quarters of 2012, there was a special one-time dividend of 75 cents per share paid to shareholders in December 2012.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking and Cautionary Statements

Some of the information contained in this Form 10-K may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. When we use the words "believe," "estimate," "anticipate," "expect," "project," "likely," "may" and similar expressions, we do so to identify forward-looking statements. Such statements are based on our then current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those addressed in the forward-looking statements. It is possible that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For risks and important factors that could cause actual results to differ from expectations refer to the reports that we file with or provide to the SEC from time-to-time, including the risks and important factors set forth in "Risk Factors" in Part I, Item 1A of this Form 10-K. Readers are urged to review and consider carefully the disclosures Tredegar makes in the reports Tredegar files with or furnishes to the SEC. Tredegar does not undertake, and expressly disclaims any duty, to update any forward-looking statement to reflect any change in management's expectations or any change in conditions, assumptions or circumstances on which such statements are based.

Executive Summary

General

Tredegar is primarily a manufacturer of plastic films and aluminum extrusions. Descriptions of all of our businesses are provided on pages 1-9.

Sales from continuing operations were $882.2 million in 2012 compared to $794.4 million in 2011. Income from continuing operations was $43.2 million ($1.34 per diluted share) in 2012, compared with $28.5 million (89 cents per diluted share) in 2011. Losses associated with plant shutdowns, assets impairments and restructurings and gains and losses on the sale of assets, gains or losses on investments accounted for under the fair value method and other items are described in results of continuing operations beginning on page 25. The business segment review begins on page 38.

Film Products

A summary of operating results for Film Products is provided below:

(In thousands, except percentages)	Year Ended December 31		Favorable/ (Unfavorable)
	2012	2011	% Change
Sales volume (pounds)	270,265	218,727	23.6 %
Net sales	$611,877	$535,540	14.3 %
Operating profit from ongoing operations	$ 69,950	$ 59,493	17.6 %

The improvement in operating results for Film Products in 2012 was primarily driven by higher volumes in flexible packaging films as a result of our acquisition of Terphane on October 24, 2011. Net sales (sales less freight) for Terphane were $138.0 million in 2012 compared to $28.3 million in 2011. The impact on operating profit from ongoing operations directly attributable to the acquisition of Terphane was $19.1 million in 2012, which includes amortization expense of $5.1 million. In 2011, operating profit from ongoing operations attributed to the addition of Terphane was approximately $3.0 million, which included $0.9 million in one-time reimbursements for custom duties and $0.9 million of amortization expense.

As noted above, net sales for 2012 increased in comparison to 2011 primarily due to the acquisition of Terphane. Higher net sales from the addition of Terphane were primarily offset by lower volumes in the other product lines of approximately $18.7 million, the unfavorable change in the U.S. dollar value of currencies for operations outside the U.S. of approximately $10.1 million and a decrease in average selling prices of approximately $4.6 million. Lower net sales volumes are primarily related to lower volumes for personal care materials and polyethylene overwrap films, partially offset by improved performance in surface protection films in the fourth quarter of 2012. The decrease in the average selling prices in 2012 compared to 2011 can be primarily attributed to pricing pressures.

The increase in operating profit from ongoing operations in 2012 compared to 2011 is primarily due to the acquisition of Terphane, partially offset by lower volumes and compressed margins for personal care materials and the unfavorable impact of the change in the U.S. dollar value of currencies outside the U.S. Excluding the impact of the acquisition of Terphane, lower volumes in Film Products had an unfavorable impact of approximately $4.8 million in 2012 compared to 2011. Lower volumes in personal care materials were partially mitigated by higher sales volumes for surface protection films. The change in the U.S. dollar value of currencies for operations outside the U.S. had an unfavorable impact of approximately $1.4 million in 2012 compared to 2011. The estimated impact on operating profit from ongoing operations of the quarterly lag in the pass-through of average resin costs was approximately a negative $0.5 million in 2012 compared to a negative $0.8 million in 2011.

Effective January 1, 2012, the operations of Bright View were incorporated into Film Products to leverage research and development efforts and accelerate new product development. Prior year balances for Bright View have been reclassified to Film Products to conform with the current year presentation. Operating losses for Bright View in 2012 were consistent with 2011 at $3.8 million.

Capital expenditures in Film Products were $30.5 million in 2012 compared to $13.1 million in 2011, which included approximately $19.6 million in capital expenditures for a project that will expand our capacity at the manufacturing facility in Cabo de Santo Agostinho, Brazil. Film Products currently estimates that capital expenditures will be approximately $80 million in 2013, which includes approximately $49 million for the capacity expansion project in Brazil. This multi-year project will significantly increase capacity in Brazil and primarily serve flexible packaging films customers in Latin America. Depreciation expense was $33.9 million in 2012 and $34.9 million in 2011, and is projected to be approximately $32 million in 2013.

Aluminum Extrusions

On October 1, 2012, The William L. Bonnell Company acquired 100% ownership of AACOA. The purchase price, net of cash acquired, of $54.6 million was primarily funded using financing secured from our existing $350 million revolving credit facility. AACOA operates production facilities in Elkhart, Indiana and Niles, Michigan, and its primary markets include consumer durables, machinery and equipment and transportation. The acquisition will add fabrication capabilities to Aluminum Extrusions' current array of products and services while providing AACOA with large press capabilities and enhanced geographic sales coverage in a variety of end-use markets.

A summary of operating results for Aluminum Extrusions is provided below:

(In thousands, except percentages)	Year Ended December 31		Favorable/ (Unfavorable)
	2012	2011	% Change
Sales volume (pounds)	114,845	107,997	6.3 %
Net sales	$ 245,465	$ 240,392	2.1 %
Operating profit from ongoing operations	$ 9,037	$ 3,457	161.4 %

Net sales in 2012 increased versus 2011 primarily due to the acquisition of AACOA, partially offset by a decrease in average selling prices driven by lower aluminum prices and lower volume resulting from the shutdown of the Kentland facility. AACOA, which was acquired on October 1, 2012, had net sales of $19.5 million in the fourth quarter of 2012. Excluding the impact of the acquisition of AACOA and the Kentland plant shutdown, sales volume in 2012 increased 0.6% in comparison to 2011.

Operating profit from ongoing operations increased in 2012 versus 2011 due to improved profitability from the shutdown of our Kentland manufacturing facility, better pricing, lower energy costs and the acquisition of AACOA. AACOA had operating profit from ongoing operations of approximately $0.8 million for the fourth quarter of 2012, which included amortization expense of $0.5 million.

Aluminum Extrusions closed its manufacturing facility in Kentland, Indiana in August 2012. The plant, whose core market was residential construction, previously employed 146 people. Charges associated with the Kentland shutdown were $3.6 million in 2012, and included accelerated depreciation on property, plant and equipment of approximately $2.4 million, severance and other employee-related costs of approximately $1.2 million and other shutdown-related charges of $2.3 million, partially offset by an adjustment for inventories accounted for under the last-in, first-out ("LIFO") method of $1.5 million and gains on the sale of equipment of $0.8 million. Other shutdown-related costs are primarily comprised of equipment transfers, environmental assessments, estimated remediation costs, and other miscellaneous plant shutdown charges. Estimated cash expenditures for shutdown-related activities that are expected to be recognized in 2013 are approximately $1 million. The shutdown of our Kentland manufacturing facility had a favorable impact on operating profit from ongoing operations of approximately $2.5 million in 2012 compared to 2011. Starting in 2013, we estimate that on an annual basis the closure of Kentland will have a positive impact of approximately $4-5 million on segment operating profit from ongoing operations in future periods.

Capital expenditures for Bonnell Aluminum were $2.3 million in 2012 compared with $2.7 million in 2011. Capital expenditures are projected to be approximately $19 million in 2013, which includes approximately $15 million for an 18-month project that will expand our capacity at the manufacturing facility in Newnan, Georgia. This additional capacity will primarily serve the automotive industry. Depreciation expense was $9.5 million in 2012 compared with $8.3 million in 2011, and is projected to be approximately $7 million in 2013. Higher depreciation expense in 2012 is primarily related to approximately $2.4 million in accelerated depreciation on property, plant and equipment at the Kentland manufacturing facility.

Other

The Other segment was previously comprised of Bright View and Falling Springs, LLC ("Falling Springs"). Falling Springs develops, owns and operates multiple mitigation banks. As previously noted, the operations of Bright View were incorporated into Film Products in 2012, and all prior year balances for Bright View have been reclassified to Film Products to conform with the current year presentation

On November 20, 2012, Tredegar Real Estate Holdings, Inc., a wholly owned subsidiary of Tredegar, sold its membership interests in Falling Springs to Arc Ventures, LC for cash and stock proceeds totaling $16.6 million. Arc Ventures, LC is a Virginia limited liability company affiliated with John D. Gottwald, a member of our Board of Directors. The purchase price paid to Tredegar was comprised of cash of $12.8 million and 209,576 shares of common stock of Tredegar owned by Arc Ventures, LC. The corresponding loss on sale of $3.1 million, which includes transaction-related expenses of $0.5 million, and the results of operations related to Falling Springs have been classified as discontinued operations for all periods presented.

Corporate Expenses, Interest and Income Taxes

Pension expense was $8.1 million in 2012, an unfavorable change of $5.8 million from pension expense recognized in 2011. Most of the change is reflected in "Corporate expenses, net" in the segment operating profit table presented on page 17. We contributed approximately $2.3 million to our pension plans in 2012. Minimum required contributions to our pension plans in 2013 are expected to be $0.2 million as interest rates and expected long-term plan asset investment returns declined in recent years. Pension expense in 2013 is estimated at $13.3 million. Corporate expenses, net increased in 2012 in comparison to 2011 primarily due to the higher pension expenses noted above, an unrealized loss on our investment in Harbinger of $1.1 million, certain acquisition-related expenses of $0.8 million and higher performance-based incentive compensation of $0.6 million.

Interest expense, which includes the amortization of debt issue costs, was $3.6 million in 2012 in comparison to $1.9 million in 2011 as a result of an increase in the average borrowings under our revolving credit facility. Additional borrowings under our revolving credit facility were used to finance a portion of the purchase prices for the acquisition of Terphane in the fourth quarter of 2011 and the acquisition of AACOA in the fourth quarter of 2012.

The effective tax rate used to compute income taxes from continuing operations was 29.8% in 2012 compared with 26.4% in 2011. Income taxes from continuing operations in 2012 primarily reflect the benefit of current year foreign tax incentives, and income taxes for continuing operations in 2011 primarily reflect the recognition of estimated tax benefits from the divestiture of the film products business in Italy, partially offset by the nondeductible acquisition-related expenses associated with the acquisition of Terphane by Film Products. Significant differences between the effective tax rate for continuing operations and the U.S. federal statutory rate for 2012 and 2011 are further detailed in the effective income tax rate reconciliation provided in Note 17 beginning on page 76.

Our net debt balance (total debt of $128.0 million in excess of cash and cash equivalents of $48.8 million) at December 31, 2012 was $79.2 million, compared to a net debt balance (total debt of $125.0 million in excess of cash and cash equivalents of $68.9 million) at December 31, 2011 of $56.1 million. Net debt, a financial measure that is not calculated or presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), is not intended to represent debt as defined by U.S. GAAP, but is utilized by management in evaluating financial leverage and equity valuation. We believe that investors also may find net debt helpful for the same purposes. Consolidated net capitalization and other credit measures are provided in the financial condition section beginning on page 29.

Critical Accounting Policies

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of financial statements in conformity with U.S. GAAP. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our critical accounting policies. These policies require management to exercise judgments that are often difficult, subjective and complex due to the necessity of estimating the effect of matters that are inherently uncertain.

Impairment and Useful Lives of Long-lived Identifiable Assets and Goodwill

We assess our long-lived identifiable assets for impairment when events or circumstances indicate that their carrying value may not be recoverable from future cash flows. Any necessary impairment charges are recorded when we do not believe the carrying value of the long-lived asset will be recoverable. We also reassess the useful lives of our long-lived assets based on changes in our business and technologies.

We assess goodwill for impairment when events or circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis (December 1st of each year). Our reporting units in Film Products include, but are not limited to, Polyethylene and Polypropylene Films and PET Films. As of December 31, 2012, each of the previously identified reporting units in Film Products was carrying a goodwill balance. We have two reporting units in Aluminum Extrusions, AACOA and Bonnell. All goodwill in Aluminum Extrusions is associated with the AACOA reporting unit.

In assessing the recoverability of goodwill and long-lived identifiable assets, we estimate fair value using discounted cash flow analysis and comparative enterprise value-to-EBITDA (earnings before interest, taxes, depreciation and amortization) multiples. These calculations require us to make assumptions regarding estimated future cash flows, discount rates and other factors to determine if an impairment exists. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges.

Based upon assessments performed as to the recoverability of long-lived identifiable assets, we recorded asset impairment losses for continuing operations of $1.0 million in 2012, $1.4 million in 2011 and $0.6 million in 2010.

Investment Accounted for Under the Fair Value Method

In August 2007 and December 2008, we made an aggregate investment of $7.5 million in Intelliject, a privately held specialty pharmaceutical company. This investment is accounted for under the fair value method. At the time of our initial investment, we elected the fair value option over the equity method of accounting since our investment objectives were similar to those of venture capitalists, which typically do not have controlling financial interests (venture capital funds generally use the fair value method to account for their investment portfolios). At December 31, 2012, our ownership interest was approximately 20% on a fully diluted basis.

We disclose the level within the fair value hierarchy in which fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). On the dates of our investments, we believe that the amount we paid for our ownership interest and liquidation preferences was based on Level

2 inputs, including investments by other investors. Subsequent to the last round of financing, and until the next round of financing, we believe fair value estimates are based upon Level 3 inputs since there is no secondary market for our ownership interest. In addition, Intelliject had no product sales as of December 31, 2012. Their first product launched in the first quarter of 2013. Accordingly, after the latest financing and until the next round of financing or any other significant financial transaction, fair value estimates will primarily be based on assumptions relating to meeting product development and commercialization milestones, cash flow projections (projections of development and commercialization milestone payments, sales, costs, expenses, capital expenditures and working capital investment) and discounting of these factors for the high degree of risk.

At December 31, 2012 and 2011, the fair value of our investment (the carrying value included in "Other assets and deferred charges" in our consolidated balance sheet) was $33.7 million and $17.6 million, respectively. The fair market valuation of our interest in Intelliject is sensitive to changes in the weighted average cost of capital used to discount cash flow projections for the high degree of risk associated with meeting development and commercialization milestones as anticipated. At December 31, 2012, the effect of a 500 basis point decrease in the weighted average cost of capital assumption would have further increased the fair value of our interest in Intelliject by approximately $6 million, and a 500 basis point increase in the weighted average cost of capital assumption would have decreased the fair value of our interest by approximately $5 million. Any future changes in the estimated fair value of our ownership interest will likely be attributed to a new round of financing, a merger or initial public offering or adjustments to the timing or magnitude of cash flows associated with development and commercialization milestones. Adjustments to the estimated fair value of our investment will be made in the period upon which such changes can be quantified.

Pension Benefits

We sponsor noncontributory defined benefit (pension) plans in our continuing operations that have resulted in varying amounts of net pension income or expense, as developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets and rate of future compensation increases. We are required to consider current market conditions, including changes in interest rates and plan asset investment returns, in determining these assumptions. Actuarial assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of net pension income or expense recorded in future periods.

The discount rate is used to determine the present value of future payments. The discount rate is the single rate that, when applied to expected benefit payments, provides a present value equal to the present value of expected benefit payments determined by using the AA-rated bond yield curve. In general, our liability increases as the discount rate decreases and vice versa. The weighted average discount rate utilized was 4.21% at the end of 2012, 4.95% at the end of 2011 and 5.45% at the end of 2010, with changes between periods due to changes in market interest rates. Based on plan changes announced in 2006, pay for active participants of the plan was frozen as of December 31, 2007. A lower expected return on plan assets increases the amount of expense and vice versa. Decreases in the level of actual plan assets will also serve to increase the amount of pension expense. The total return on our plan assets, which is primarily affected by the change in fair value of plan assets, current year contributions and current year payments to participants, was 8.9% in 2012, a negative 5.1% in 2011, and 11.4% in 2010. Our expected long-term return on plan assets relating to continuing operations, which is estimated by asset class and generally based on inflation-adjusted historical returns, volatilities, risk premiums and managed asset premiums, were 8.0% in 2012, 8.25% in 2009 to 2011 and 8.5% from 2004 to 2008. We anticipate that our expected long-term return on plan assets will be 7.75% for 2013. See page 73 for more information on expected long-term return on plan assets and asset mix.

See the executive summary beginning on page 20 for further discussion regarding the financial impact of our pension plans.

Income Taxes

On a quarterly basis, we review our judgments regarding uncertain tax positions and the likelihood that the benefits of a deferred tax asset will be realized. As circumstances change, we reflect in earnings any adjustments to unrecognized benefits for uncertain tax positions and valuation allowances for deferred tax assets.

For financial reporting purposes, we had unrecognized tax benefits on uncertain tax positions of $0.9

million, $1.0 million and $1.1 million as of December 31, 2012, 2011 and 2010, respectively. Tax payments resulting from the successful challenge by the taxing authority on uncertain tax positions taken by us would possibly result in the payment of interest and penalties. Accordingly, we also accrue for possible interest and penalties on uncertain tax positions. The balance of accrued interest and penalties on deductions taken relating to uncertain tax positions was approximately $0.1 million, $0.4 million and $0.1 million at December 31, 2012, 2011 and 2010, respectively ($37,000, $0.2 million and $0.1 million, respectively, net of corresponding federal and state income tax benefits). Accruals for possible interest and penalties on uncertain tax positions are reflected in income tax expense for financial reporting purposes.

Tredegar and its subsidiaries file income tax returns in the U.S., various states, and jurisdictions outside the U.S. Except for refund claims and amended returns, the Internal Revenue Service ("IRS") has provided written confirmation that they do not plan to make any additional changes to our U.S. consolidated tax returns for the years prior to 2010, although the federal statute of limitations was extended through December 31, 2013 for the tax years 2006-2009. With few exceptions, Tredegar and its subsidiaries are no longer subject to state or non-U.S. income tax examinations by tax authorities for years before 2009.

As of December 31, 2012 and 2011, we had valuation allowances relating to deferred tax assets of $18.6 million and $12.4 million, respectively. For more information on deferred income tax assets and liabilities, see Note 17 of the notes to financial statements beginning on page 76.

Recently Issued Accounting Standards

In July 2012, the Financial Accounting Standards Board ("FASB") issued updated guidance for testing indefinite-lived intangible assets for impairment. The revised standard provides entities with an option to perform a "qualitative" assessment to determine whether further testing is necessary when performing an annual impairment assessment for indefinite-lived intangible assets other than goodwill. This new standard is comparable to the guidance finalized last year for goodwill impairment testing. An entity can still choose to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We do not expect that this FASB accounting standard will have a material impact on our financial statements and disclosures.

Results of Continuing Operations

2012 versus 2011

Revenues. Sales in 2012 increased by 11.0% compared with 2011 due to higher sales in both Film Products and Aluminum Extrusions. Net sales increased 14.3% in Film Products primarily due to the acquisition of Terphane, partially offset by lower volumes in the remaining product lines, the unfavorable change in the U.S. dollar value of currencies for operations outside the U.S. and a decrease in average selling prices. Net sales increased 2.1% in Aluminum Extrusions primarily due to the acquisition of AACOA, partially offset by a decrease in average selling prices driven by lower aluminum prices and lower volumes resulting from the shutdown of the Kentland facility. For more information on net sales and volume, see the executive summary beginning on page 20.

Operating Costs and Expenses. Consolidated gross profit (sales minus cost of goods sold and freight) as a percentage of sales were 16.4% in 2012 and 15.3% in 2011. The gross profit margin in Film Products was relatively flat primarily due to the favorable impact of the acquisition of Terphane and the lag in the pass-through of higher resin costs, offset by lower volumes and margin compression, primarily in personal care materials. Gross profit margin in Aluminum Extrusions increased primarily as a result of improved profitability from the shutdown of our Kentland manufacturing facility, better pricing and lower energy costs. For more information on operating costs and expenses, see the executive summary beginning on page 20.

As a percentage of sales, selling, general and administrative and R&D expenses were 9.8% in 2012, which decreased from 10.2% in 2011. The decrease in selling, general and administrative and R&D expenses as a percentage of sales can be attributed to higher sales and lower acquisition-related expenditures in 2012. Acquisition-related expenses were $2.0 million in 2012 compared to $4.8 million in 2011.

Losses associated with plant shutdowns, asset impairments, restructurings and other charges in 2012 totaled $5.5 million ($3.6 million loss after taxes) and included:

- A fourth quarter charge of $0.9 million ($0.5 million after taxes), a third quarter charge of $0.8 million ($0.5 million after taxes), a second quarter charge of $1.0 million ($0.7 million after taxes) and a first quarter charge of $0.9 million ($0.5 million after taxes) associated with the shutdown of the aluminum extrusions manufacturing facility in Kentland, Indiana, which includes accelerated depreciation for property, plant and equipment of $2.4 million (included in "Cost of goods sold" in the consolidated statements of income), severance and other employee-related expenses of $1.2 million and other shutdown-related charges of $2.3 million, partially offset by adjustments to inventories accounted for under the LIFO method of $1.5 million (included in "Cost of goods sold" in the consolidated statements of income) and gains on the sale of equipment of $0.8 million (included in "Other income (expense), net" in the consolidated statements of income);
- A fourth quarter gain of $1.3 million ($0.7 million after taxes) in Film Products (included in "Other income (expense), net" in the consolidated statements of income) associated with an insurance recovery on idle equipment that was destroyed in a fire at an outside warehouse;
- A fourth quarter charge of $0.9 million ($0.6 million after taxes) and a third quarter charge of $0.3 million ($0.2 million after taxes) for acquisition-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the acquisition of AACOA by Aluminum Extrusions;
- A fourth quarter charge of $0.1 million ($0.1 million after taxes), a third quarter charge of $0.1 million ($0.1 million after taxes), a second quarter charge of $0.6 million ($0.4 million after taxes) and a first quarter charge of $0.3 million ($0.2 million after taxes) for integration-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the Film Products acquisition of Terphane;
- A fourth quarter gain of $1.1 million ($0.6 million after taxes) related to the sale of a previously shutdown film products manufacturing facility in LaGrange, Georgia;
- A second quarter charge of $0.8 million ($0.5 million after taxes) for asset impairments associated with a previously shutdown film products manufacturing facility in LaGrange, Georgia;
- A fourth quarter charge of $0.2 million ($0.1 million after taxes) and a second quarter charge of $0.1 million ($46,000 after taxes) in Film Products and a first quarter charge of $0.2 million ($0.1 million after taxes) in Aluminum Extrusions for severance and other employee-related costs in connection with restructurings;
- A fourth quarter charge of $0.2 million ($0.2 million after taxes) for asset impairments in Film Products;
- A fourth quarter charge of $0.2 million ($0.1 million after taxes) for integration-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the Aluminum Extrusions' acquisition of AACOA;
- A fourth quarter charge of $0.1 million ($0.1 million after taxes) associated with purchase accounting adjustments made to the value of inventory sold by Aluminum Extrusions after its acquisition of AACOA (included in "Cost of goods sold" in the consolidated statements of income; see discussion that follows for additional detail); and
- A fourth quarter charge of $0.1 million ($49,000 after taxes) related to expected future environmental costs at our aluminum extrusions manufacturing facility in Newnan, Georgia (included in "Cost of goods sold" in the consolidated statements of income).

Business combination accounting principles under U.S. GAAP require that we adjust the inventory acquired in the acquisition of AACOA to fair value at the date of acquisition. In particular, finished goods inventory acquired was adjusted to reflect the cost of manufacturing plus a portion of the expected profit margin. The acquired inventory was sold in the fourth quarter of 2012. We believe that the adjustment included in "Cost of goods sold" in the fourth quarter of 2012 should be removed by investors as a means to determine profit and margins from ongoing operations, which reflect the operating trends of the acquired business.

As previously noted, on November 20, 2012, we sold Falling Springs to Arc Ventures, LC. The corresponding loss on sale of $3.1 million ($2.0 million after taxes), which includes transaction-related expenses of $0.5 million, and the results of operations related to Falling Springs (net income of $0.5 million in 2012) have been classified as discontinued operations.

On February 12, 2008, we sold our aluminum extrusions business in Canada for approximately $25.0 million to an affiliate of H.I.G. Capital. All historical results for this business have been reflected as discontinued operations.

In 2012, an accrual of $13.4 million ($13.4 million after taxes) was made for indemnifications under the purchase agreement related to environmental matters.

Results in 2012 include an unrealized gain from the write-up of our investment in Intelliject of $16.1 million ($10.2 million after taxes; see further discussion beginning on page 23). An unrealized loss on our investment in Harbinger of $1.1 million ($0.7 million after taxes) was recorded in 2012 as a result of a reduction in the fair value of our investment that is not expected to be temporary. For more information on costs and expenses, see the executive summary beginning on page 20.

Interest Income and Expense. Interest income, which is included in "Other income (expense), net" in the consolidated statements of income, was $0.4 million in 2012, compared to $1.0 million in 2011. Our policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year with the primary objectives being safety of principal and liquidity.

Interest expense, which includes the amortization of debt issue costs, was $3.6 million in 2012, compared to $1.9 million for 2011. In October 2011, we borrowed $125 million under our revolving credit agreement to help fund the acquisition of Terphane. In October 2012, we borrowed an additional $51 million under our revolving credit facility to fund the acquisition of AACOA.

Average debt outstanding and interest rates were as follows:

(In Millions)	**2012**	2011
Floating-rate debt with interest charged on a rollover basis at one-month LIBOR plus a credit spread:		
Average outstanding debt balance	**$ 112.1**	$ 23.6
Average interest rate	**2.1%**	2.3%
Fixed-rate and other debt:		
Average outstanding debt balance	**$ -**	$ 0.3
Average interest rate	**n/a**	4.3%
Total debt:		
Average outstanding debt balance	**$ 112.1**	$ 23.9
Average interest rate	**2.1%**	2.3%

Income Taxes. The effective tax rate used to compute income taxes from continuing operations was 29.8% in 2012 compared with 26.4% in 2011. Income taxes from continuing operations in 2012 primarily reflect the benefit of current year foreign tax incentives. Income taxes for continuing operations in 2011 reflect the recognition of estimated tax benefits from the divestiture of the film products business in Italy, partially offset by nondeductible acquisition-related expenses associated with the acquisition of Terphane by Film Products. Factors impacting our effective tax rate for 2012 and 2011 are further detailed in the effective income tax rate reconciliation provided in Note 17 beginning on page 76.

2011 versus 2010

Revenues. Sales in 2011 increased by 7.6% compared with 2010 due to higher sales in both Film Products and Aluminum Extrusions. Net sales increased 2.8% in Film Products primarily due to the acquisition of Terphane and an increase in average selling prices from the pass-through of higher average resin prices, partially offset by lower volume in surface protection films and personal care materials. Net sales increased 20.4% in Aluminum Extrusions due to higher sales volume in most markets and an increase in average selling prices driven by higher aluminum prices.

Operating Costs and Expenses. Consolidated gross profit as a percentage of sales was 15.3% in 2011 and 17.0% in 2010. The gross profit margin in Film Products decreased primarily due to lower volumes in personal care materials and surface protection films, partially offset by the estimated favorable impact of the quarterly lag in the pass-through of changes in average resin costs, additional operating profits generated from the acquisition of Terphane, improved manufacturing efficiencies in 2011 and the change in the U.S. dollar value of currencies for operations outside the U.S. Gross profit margin in Aluminum Extrusions increased as a result of the higher sales volumes noted above.

As a percentage of sales, selling, general and administrative and R&D expenses were 10.2% in 2011, which decreased from 11.0% in 2010. The decrease in selling, general and administrative and R&D expenses as a percentage of sales can be attributed to the cost reduction efforts in 2011 and lower performance-based incentive accruals, partially offset by higher acquisition-related expenditures in 2011.

Losses associated with plant shutdowns, asset impairments, restructurings and other charges in 2011 totaled $6.8 million ($0.3 million gain after taxes) and included:

- A fourth quarter charge of $2.5 million ($2.2 million after taxes) and a third quarter charge of $2.3 million ($2.2 million after taxes) for acquisition-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the Film Products acquisition of Terphane;
- A fourth quarter charge of $0.6 million ($0.4 million after taxes) and a second quarter charge of $0.8 million ($0.5 million after taxes) for asset impairments in Film Products;
- A third quarter gain of $1.0 million ($6.6 million after taxes) on the divestiture of our film products subsidiary in Roccamontepiano, Italy (included in "Other income (expense), net" in the consolidated statements of income), which includes the recognition of previously unrealized foreign currency translation gains of $4.3 million that were associated with the business;
- A fourth quarter charge of $0.7 million ($0.5 million after taxes) associated with purchase accounting adjustments made to the value of inventory sold by Film Products after its acquisition of Terphane (included in "Cost of goods sold" in the consolidated statements of income; see discussion that follows for additional detail);
- A fourth quarter charge of $0.1 million ($39,000 after taxes), a third quarter charge of $0.2 million ($0.1 million after taxes) and a second quarter charge of $0.3 million ($0.2 million after taxes) for severance and other employee-related costs in connection with restructurings in Film Products;
- A fourth quarter charge of $0.4 million ($0.3 million after taxes) for integration-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the Film Products acquisition of Terphane; and
- A fourth quarter benefit of $39,000 ($24,000 after taxes), a third quarter charge of $43,000 ($27,000 after taxes), a second quarter benefit of $0.1 million ($0.1 million after taxes), and a first quarter charge of $32,000 ($20,000 after taxes) for timing differences between the recognition of realized losses on aluminum futures contracts and related revenues from the delayed fulfillment by customers of fixed-price forward purchase commitments (included in "Cost of goods sold" in the consolidated statements of income).

Business combination accounting principles under U.S. GAAP require that we adjust the inventory acquired in the acquisition of Terphane to fair value at the date of acquisition. In particular, finished goods inventory acquired was adjusted to reflect the cost of manufacturing plus a portion of the expected profit margin. The acquired inventory was sold in the fourth quarter of 2011. We believe that the adjustment included in "Cost of goods sold" in the fourth quarter of 2011 should be removed by investors as a means to determine profit and margins from ongoing operations, which reflect the operating trends of the acquired business.

The results of operations related to Falling Springs (net income of $0.7 million in 2011 and $0.2 million in 2010) have been classified as discontinued operations as a result of our divestiture of Fallings Springs in November 2012. In 2011, an accrual of $4.4 million ($4.4 million after taxes) was made for indemnifications under the purchase agreement associated with the 2008 sale of our aluminum extrusions business in Canada. These contractual indemnifications were related to environmental matters associated with our former aluminum extrusions operations in Canada.

Results in 2011 include an unrealized gain from the write-up of our investment in Intelliject of $1.6 million ($1.0 million after taxes; see further discussion beginning on page 23). An unrealized loss on our investment in Harbinger of $0.6 million ($0.4 million after taxes) was recorded in 2011 as a result of a reduction in the fair value of our investment that is not expected to be temporary. For more information on costs and expenses, see the executive summary beginning on page 20.

Interest Income and Expense. Interest income, which is included in "Other income (expense), net" in the consolidated statements of income, was $1.0 million in 2011, compared to $0.7 million in 2010. Our policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year with the primary objectives being safety of principal and liquidity.

Interest expense, which includes the amortization of debt issue costs, was $1.9 million in 2011, compared to $1.1 million for 2010. In October 2011, we borrowed $125 million under our revolving credit agreement to help fund the acquisition of Terphane. Average debt outstanding and interest rates were as follows:

(In Millions)	2011	2010
Floating-rate debt with interest charged on a rollover basis at one-month LIBOR plus a credit spread:		
Average outstanding debt balance	$ 23.6	$ -
Average interest rate	2.3%	n/a
Fixed-rate and other debt:		
Average outstanding debt balance	$ 0.3	$ 0.9
Average interest rate	4.3%	4.0%
Total debt:		
Average outstanding debt balance	$ 23.9	$ 0.9
Average interest rate	2.3%	4.0%

Income Taxes. The effective tax rate used to compute income taxes from continuing operations was 26.4% in 2011 compared with 33.7% in 2010 primarily as a result of the recognition of estimated tax benefits related to the 2011 divestiture of our film products subsidiary in Italy, partially offset by the effect on income taxes from the reduction in 2010 of the estimated value of a dividend received from a foreign subsidiary and the impact of non-deductible acquisition-related expenses in 2011 associated with the acquisition of Terphane by Film Products. Factors impacting our effective tax rate for 2011 and 2010 are further detailed in the effective income tax rate reconciliation provided in Note 17 beginning on page 76. The impact of the change in the estimated value of a dividend received from a foreign subsidiary is reflected in "Changes in estimates related to prior year tax provision" in the effective income tax rate reconciliation.

Financial Condition

Assets and Liabilities

Significant changes in assets and liabilities from continuing operations from December 31, 2011 to December 31, 2012 are summarized below:

- Accounts and other receivables increased $2.5 million (2.5%).
  - Accounts and other receivables in Film Products decreased by $6.8 million due mainly to the timing of cash receipts.
  - Accounts and other receivables in Aluminum Extrusions increased by $9.0 million primarily due to the addition of balances from the acquisition of AACOA and the timing of cash receipts.
  - Other receivables increased in corporate by approximately $0.3 million due to contractual amounts due from Arc Ventures, LC from the sale of Falling Springs.
- Inventories increased $13.4 million (21.8%).
  - Inventories in Film Products increased by approximately $7.9 million primarily due to the timing of shipments.
  - Inventories in Aluminum Extrusions increased by approximately $5.5 million primarily due to the addition of balances from the acquisition of AACOA.
- Net property, plant and equipment decreased $3.8 million (1.5%) due primarily to depreciation of $43.5 million, a change in the value of the U.S. dollar relative to foreign currencies (a decrease of approximately $6.0 million) and asset impairments and property disposals of approximately $2.7 million, partially offset by capital expenditures of $33.3 million and property and equipment added from the acquisition of AACOA of $15.1 million.

- Goodwill and other intangibles increased by $17.7 million (7.9%) primarily due to balances added from the acquisition of AACOA, partially offset by amortization expense of $5.8 million and changes in the value of the U.S. dollar relative to foreign currencies (decrease of approximately $5.4 million). Identifiable intangible assets and goodwill associated with the acquisition were $14.6 million and $14.3 million, respectively.
- Accounts payable increased by $9.2 million (12.6%).
  - Accounts payable in Film Products increased by $2.2 million primarily due to the timing of payments.
  - Accounts payable in Aluminum Extrusions increased by $7.3 million, primarily due to the addition of balances from the acquisition of AACOA and the timing of payments.
  - Accounts payable decreased in corporate by $0.3 million due to the normal volatility associated with the timing of payments.
- Accrued expenses increased by $1.6 million (4.0%) from December 31, 2011 primarily due to the addition of balances from the acquisition of AACOA.
- Other noncurrent liabilities increased by $25.7 million (35.8%) due primarily to the change in the funded status of our defined benefit plans. As of December 31, 2012, the funded status of our defined benefit pension plan was a net liability of $83.3 million compared with $57.8 million as of December 31, 2011, and the liability associated with our other post-employment benefits plan was $8.9 million as of December 31, 2012 compared to $8.4 million as of December 31, 2011.
- Net deferred income tax liabilities in excess of assets increased by $8.5 million primarily due to numerous changes between years in the balance of the components shown in the December 31, 2012 and 2011 schedule of deferred income tax assets and liabilities provided in Note 17 beginning on page 76. Income taxes recoverable increased by $0.3 million primarily due to the timing of tax payments.

Net capitalization and indebtedness as defined under our revolving credit agreement as of December 31, 2012 were as follows:

Net Capitalization and Indebtedness as of December 31, 2012 (In Thousands)	
Net capitalization:	
Cash and cash equivalents	$ 48,822
Debt:	
$350 million revolving credit agreement maturing April 23, 2017	128,000
Other debt	-
Total debt	128,000
Debt net of cash and cash equivalents	79,178
Shareholders' equity	372,252
Net capitalization	$ 451,430
Indebtedness as defined in revolving credit agreement:	
Total debt	$ 128,000
Face value of letters of credit	4,532
Other	156
Indebtedness	$ 132,688

Under the revolving credit agreement, borrowings are permitted up to $350 million, and approximately $199 million was available to borrow at December 31, 2012 based on the most restrictive covenants. The credit spread and commitment fees charged on the unused amount under the revolving credit agreement at various indebtedness-to-adjusted EBITDA levels are as follows:

Pricing Under Revolving Credit Agreement (Basis Points)		
Indebtedness-to-Adjusted EBITDA Ratio	Credit Spread Over LIBOR	Commitment Fee
> 2.0x but <= 3.0x	200	35
> 1.0x but <=2.0x	175	30
<= 1.0x	150	25

At December 31, 2012, the interest rate on debt borrowed under the revolving credit agreement was priced at one-month LIBOR plus the applicable credit spread of 150 basis points. Market exposure related to changes in one-month LIBOR (assuming that the applicable credit spread remains at 150 basis points) would not be material to our consolidated financial results.

Noncompliance with any of the debt covenants may have a material adverse effect on financial condition or liquidity in the event such noncompliance cannot be cured or should we be unable to obtain a waiver from the lenders. Renegotiation of the covenant(s) through an amendment to the credit agreement may effectively cure the noncompliance, but may have an effect on financial condition or liquidity depending upon how the amended covenant is renegotiated.

The computations of adjusted EBITDA, adjusted EBIT, the leverage ratio and interest coverage ratio as defined in the credit agreement are presented below along with the related most restrictive covenants. Adjusted EBITDA and adjusted EBIT as defined in the credit agreement are not intended to represent net income or cash flow from operations as defined by U.S. GAAP and should not be considered as either an alternative to net income or to cash flow.

Computations of Adjusted EBITDA, Adjusted EBIT, Leverage Ratio and Interest Coverage Ratio as Defined in the Credit Agreement Along with Related Most Restrictive Covenants
As of and for the Twelve Months Ended December 31, 2012 (In Thousands)

Computations of adjusted EBITDA and adjusted EBIT as defined in revolving credit agreement for the twelve months ended December 31, 2012:	
Net income	$ 28,251
Plus:	
After-tax losses related to discontinued operations	14,934
Total income tax expense for continuing operations	18,319
Interest expense	3,590
Depreciation and amortization expense for continuing operations	49,259
All non-cash losses and expenses, plus cash losses and expenses not to exceed $10,000, for continuing operations that are classified as unusual, extraordinary or which are related to plant shutdowns, asset impairments and/or restructurings (cash-related of $4,047)	6,379
Charges related to stock option grants and awards accounted for under the fair value-based method	1,432
Losses related to the application of the equity method of accounting	-
Losses related to adjustments in the estimated fair value of assets accounted for under the fair value method of accounting	-
Minus:	
After-tax income related to discontinued operations	-
Total income tax benefits for continuing operations	-
Interest income	(418)
All non-cash gains and income, plus cash gains and income in excess of $10,000, for continuing operations that are classified as unusual, extraordinary or which are related to plant shutdowns, asset impairments and/or restructurings	(1,514)
Income related to changes in estimates for stock option grants and awards accounted for under the fair value-based method	-
Income related to the application of the equity method of accounting	-
Income related to adjustments in the estimated fair value of assets accounted for under the fair value method of accounting	(16,100)
Plus cash dividends declared on investments accounted for under the equity method of accounting	-
Plus or minus, as applicable, pro forma EBITDA adjustments associated with acquisitions and asset dispositions	6,339
Adjusted EBITDA as defined in revolving credit agreement	110,471
Less: Depreciation and amortization expense for continuing operations (including pro forma for acquisitions and asset dispositions)	(52,184)
Adjusted EBIT as defined in revolving credit agreement	$ 58,287
Shareholders' equity at December 31, 2012 as defined in revolving credit agreement	
Computations of leverage and interest coverage ratios as defined in revolving credit agreement at December 31, 2012:	385,051
Leverage ratio (indebtedness-to-adjusted EBITDA)	1.20x
Interest coverage ratio (adjusted EBIT-to-interest expense)	16.24x
Most restrictive covenants as defined in revolving credit agreement:	
Maximum permitted aggregate amount of dividends that can be paid by Tredegar during the term of the revolving credit agreement ($100,000 plus 50% of net income generated beginning January 1, 2012)	$ 114,126
Minimum adjusted shareholders' equity permitted ($320,000 plus 50% of net income generated, to the extent positive, beginning January 1, 2012)	$ 334,126
Maximum leverage ratio permitted:	3.00x
Minimum interest coverage ratio permitted	2.50x

We are obligated to make future payments under various contracts as set forth below:

	Payments Due by Period						
(In Millions)	2013	2014	2015	2016	2017	Remainder	Total
Debt:							
Principal payments	$ -	$ -	$ -	$ -	$ 128.0	$ -	$ 128.0
Estimated interest expense	2.6	2.6	2.6	2.6	.8	-	11.2
Estimated contributions required [1]:							
Defined benefit plans	.2	6.4	10.8	11.8	9.1	7.7	46.0
Other postretirement benefits	.5	.5	.5	.5	.5	6.4	8.9
Capital expenditure commitments [2]	16.4	-	-	-	-	-	16.4
Operating leases	2.1	2.0	1.3	1.2	1.2	1.1	8.9
Utility contracts	4.6	3.0	-	-	-	-	7.6
Estimated obligations relating to uncertain tax positions [3]	-	-	-	-	-	1.0	1.0
Other [4]	1.6	1.2	1.4	-	-	-	4.2
Total	$ 28.0	$ 15.7	$ 16.6	$ 16.1	$ 139.6	$ 16.2	$ 232.2

(1) Estimated minimum required contributions for defined benefit plans and benefit payments for other postretirement plans are based on actuarial estimates using current assumptions for discount rates, long-term rate of return on plan assets, rate of compensation increases and health care cost trends. The expected defined benefit plan contribution estimates for 2013 through 2022 were determined under provisions of the Pension Protection Act of 2006 using the preliminary assumptions chosen by Tredegar for the 2013 plan year. Tredegar has determined that it is not practicable to present defined benefit contributions and other postretirement benefit payments beyond 2022.

(2) Represents contractual obligations for plant construction and purchases of real property and equipment. In February 2012, Film Products signed contracts associated with our multi-year capacity expansion project in Brazil that resulted in future contractual commitments of approximately $14 million in 2013.

(3) Amounts for which reasonable estimates about the timing of payments cannot be made are included in the remainder column.

(4) Includes contractual severance, the expected contingent earnout from our purchase of the assets of Bright View, and other miscellaneous contractual arrangements.

We believe that existing borrowing availability, our current cash balances and our cash flow from operations will be sufficient to satisfy our working capital, capital expenditure and dividend requirements for the foreseeable future. At December 31, 2012, we had cash and cash equivalents of $48.8 million, including funds held in locations outside the U.S. of $28.6 million. We accrue U.S. federal income taxes on unremitted earnings of all foreign subsidiaries except Terphane Ltda. (a subsidiary of Film Products). Deferred U.S. federal income taxes have not been provided on the undistributed earnings for Terphane Ltda. because of our intent to permanently reinvest these earnings. The cumulative amount of untaxed earnings was $23.0 million at December 31, 2012.

From time to time, we enter into transactions with third parties in connection with the sale of assets or businesses in which we agree to indemnify the buyers or third parties involved in the transaction, or the sellers or third parties involved in the transaction agree to indemnify us, for certain liabilities or risks related to the assets or business. Also, in the ordinary course of our business, we may enter into agreements with third parties for the sale of goods or services that may contain indemnification provisions. In the event that an indemnification claim is asserted, liability for indemnification would be subject to an assessment of the underlying facts and circumstances under the terms of the applicable agreement. Further, any indemnification payments may be limited or barred by a monetary cap, a time limitation, or a deductible or basket. For these reasons, we are unable to estimate the maximum potential amount of the potential future liability under the indemnity provisions of these agreements. We do, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable and the amount is reasonably estimable. We disclose contingent liabilities if the probability of loss is reasonably possible and material.

Shareholders' Equity

At December 31, 2012, we had 32,069,370 shares of common stock outstanding and a total market capitalization of $654.9 million, compared with 32,057,281 shares of common stock outstanding and a total market capitalization of $712.3 million at December 31, 2011.

We received 209,576 shares in 2012 at a price of $17.70 per share as consideration from Arc Ventures, LC in connection with our divestiture of Falling Springs.

We did not repurchase any shares on the open market in 2012 or 2011 under our approved share repurchase program.

Cash Flows

The discussion in this section supplements the information presented in the consolidated statements of cash flows on page 49. Cash flows for discontinued operations have not been separately disclosed in the consolidated statements of cash flows.

Cash provided by operating activities was $82.6 million in 2012 compared with $71.8 million in 2011. The increase is due primarily to normal volatility of working capital components (see the assets and liabilities section beginning on page 29 for discussion of changes in working capital).

Cash used in investing activities was $75.6 million in 2012 compared with $195.2 million in 2011. Cash used in investing activities in 2012 primarily includes the acquisition of AACOA ($54.6 million) and capital expenditures ($33.3 million), partially offset by net cash proceeds received from the sale of Falling Springs ($12.1 million).

Net cash flow provided in financing activities was $26.7 million in 2012, which is primarily due to the one-time dividend of $24.0 million in December 2012 and the payment of regular quarterly dividends of $6.8 million (4½ cents per share per quarter in the first and second quarters and 6 cents per share in the third and fourth quarters). Net borrowings against our revolving credit facility were $3.0 million in 2012.

Cash provided by operating activities was $71.8 million in 2011 compared with $46.4 million in 2010. The increase is due primarily to normal volatility of working capital components.

Cash used in investing activities was $195.2 million in 2011 compared with $22.2 million in 2010. Cash used in investing activities in 2011 primarily includes the purchase of Terphane ($181.0 million) and capital expenditures ($15.9 million).

Net cash flow provided in financing activities was $120.4 million in 2011, which is primarily due to borrowings of $125 million to fund the purchase of Terphane, partially offset by the payment of regular quarterly dividends of $5.8 million (4½ cents per share per quarter).

Quantitative and Qualitative Disclosures about Market Risk

Tredegar has exposure to the volatility of interest rates, polyethylene and polypropylene resin prices, Terephtalic Acid ("PTA") and Monoethylene Glycol ("MEG") prices, aluminum ingot and scrap prices, energy prices, foreign currencies and emerging markets. See the assets and liabilities section beginning on page 29 regarding interest rate exposures related to borrowings under the revolving credit agreement.

Changes in resin, PTA and MEG prices, and the timing of those changes, could have a significant impact on profit margins in Film Products. Profit margins in Aluminum Extrusions are sensitive to fluctuations in aluminum ingot and scrap prices as well as natural gas prices (natural gas is the principal energy source used to operate our casting furnaces). There is no assurance of our ability to pass through higher raw material and energy costs to our customers.

See the executive summary beginning on page 20 and the business segment review beginning on page 38 for discussion regarding the impact of the lag in the pass-through of resin price changes. The volatility of average quarterly prices of low density polyethylene resin in the U.S. (a primary raw material for Film Products) is shown in the chart below.



Quarterly Average U.S. Large Buyer Price for Low Density Polyethylene Resin
(Cents Per Pound)
68
74
80
87
89
96
105
72
64
69
73
76
61
72
74
73
79
83
89
82
78
84
80
76
77
1st Qtr. '07
2nd Qtr. '07
3rd Qtr. '07
4th Qtr. '07
1st Qtr. '08
2nd Qtr. '08
3rd Qtr. '08
4th Qtr. '08
1st Qtr. '09
2nd Qtr. '09
3rd Qtr. '09
4th Qtr. '09
1st Qtr. '10
2nd Qtr. '10
3rd Qtr. '10
4th Qtr. '10
1st Qtr. '11
2nd Qtr. '11
3rd Qtr. '11
4th Qtr. '11
1st Qtr. '12
2nd Qtr. '12
3rd Qtr. '12
4th Qtr. '12

Source: Quarterly averages computed by Tredegar using monthly data provided by Chemical Data Inc. ("CDI"). In January 2010, CDI reflected a 15 cents per pound non-market adjustment based on their estimate of the growth of discounts over the 2005 to 2009 period. The 4th quarter 2009 average rate of 61 cents per pound is shown on a pro forma basis as if the non-market adjustment was made in October 2009.

Resin prices in Europe, Asia and South America have exhibited similar long-term trends. The price of resin is driven by several factors including supply and demand and the price of oil, ethylene and natural gas. To address fluctuating resin prices, Film Products has index-based pass-through raw material cost agreements for the majority of its business. However, under certain agreements, changes in resin prices are not passed through for an average period of 90 days (see the executive summary on page 20 and the business segment review on page 38 for more information). Pricing on the remainder of our business is based upon raw material costs and supply/demand dynamics within the markets that we compete.

The volatility of average quarterly prices of PTA and MEG (raw materials for Film Products) is shown in the chart below:



Quarterly Average Buyer Price for Terephthalic Acid and Monoethlyene Glycol
(Cents Per Pound)
70
65
60
55
50
45
40
35
30
25
20
1st Qtr. '07
2nd Qtr. '07
3rd Qtr. '07
4th Qtr. '07
1st Qtr. '08
2nd Qtr. '08
3rd Qtr. '08
4th Qtr. '08
1st Qtr. '09
2nd Qtr. '09
3rd Qtr. '09
4th Qtr. '09
1st Qtr. '10
2nd Qtr. '10
3rd Qtr. '10
4th Qtr. '10
1st Qtr. '11
2nd Qtr. '11
3rd Qtr. '11
4th Qtr. '11
1st Qtr. '12
2nd Qtr. '12
3rd Qtr. '12
4th Qtr. '12
Terephthalic Acid (Cents/Lb)
Monoethylene Glycol Fiber Grade (Cents/Lb)

Source: Quarterly averages computed by Tredegar using monthly data from CMAI Global Index data.

In the normal course of business, we enter into fixed-price forward sales contracts with certain customers for the sale of fixed quantities of aluminum extrusions at scheduled intervals. In order to hedge our exposure to aluminum price volatility (see the chart below) under these fixed-price arrangements, which generally have a duration of not more than 12 months, we enter into a combination of forward purchase commitments and futures contracts to acquire or hedge aluminum, based on the scheduled deliveries. See Note 9 beginning on page 65 for more information. The volatility of quarterly average aluminum prices is shown in the chart below.



Quarterly Average Price of Aluminum
(U.S. Midwest Spot Price - Cents Per Pound)
133
132
122
117
130
139
127
83
62
68
82
91
98
95
95
107
114
119
109
95
99
90
87
91
1st Qtr. '07
2nd Qtr. '07
3rd Qtr. '07
4th Qtr. '07
1st Qtr. '08
2nd Qtr. '08
3rd Qtr. '08
4th Qtr. '08
1st Qtr. '09
2nd Qtr. '09
3rd Qtr. '09
4th Qtr. '09
1st Qtr. '10
2nd Qtr. '10
3rd Qtr. '10
4th Qtr. '10
1st Qtr. '11
2nd Qtr. '11
3rd Qtr. '11
4th Qtr. '11
1st Qtr. '12
2nd Qtr. '12
3rd Qtr. '12
4th Qtr. '12

Source: Quarterly averages computed by Tredegar using daily closing data provided by Bloomberg.

In Aluminum Extrusions, we hedge from time-to-time a portion of our exposure to natural gas price volatility by entering into fixed-price forward purchase contracts with our natural gas suppliers. We estimate that, in an unhedged situation, every $1 per mmBtu per month change in the market price of natural gas has a $75,000 impact on the continuing monthly operating profit for our U.S. operations in Aluminum Extrusions. We have an energy surcharge for our aluminum extrusions business in the U.S. that is applied when the previous quarter's NYMEX natural gas average settlement price is in excess of $8.85 per mmBtu. The volatility of quarterly average natural gas prices is shown in the chart below.



Quarterly Average Price of Natural Gas
(NYMEX Settlement Prices - $ Per mmBtu)
6.77
7.55
6.16
6.97
8.03
12.10
8.36
6.94
4.89
3.50
3.39
4.17
5.30
4.09
4.38
3.80
4.11
4.31
4.19
3.55
2.74
2.22
2.81
3.40
1st Qtr. '07
2nd Qtr. '07
3rd Qtr. '07
4th Qtr. '07
1st Qtr. '08
2nd Qtr. '08
3rd Qtr. '08
4th Qtr. '08
1st Qtr. '09
2nd Qtr. '09
3rd Qtr. '09
4th Qtr. '09
1st Qtr. '10
2nd Qtr. '10
3rd Qtr. '10
4th Qtr. '10
1st Qtr. '11
2nd Qtr. '11
3rd Qtr. '11
4th Qtr. '11
1st Qtr. '12
2nd Qtr. '12
3rd Qtr. '12
4th Qtr. '12

Source: Quarterly averages computed by Tredegar using monthly NYMEX settlement prices.

We sell to customers in foreign markets through our foreign operations and through exports from U.S. plants. The percentage of sales and total assets for ongoing operations related to foreign markets for 2012, 2011 and 2010 are as follows:

Tredegar Corporation - Continuing Ongoing Operations
Percentage of Net Sales and Total Assets Related to Foreign Markets

	2012			2011			2010		
	% of Total Net Sales *		% Total Assets -	% of Total Net Sales *		% Total Assets -	% of Total Net Sales *		% Total Assets -
	Exports From U.S.	Foreign Oper-ations	Foreign Oper-ations *	Exports From U.S.	Foreign Oper-ations	Foreign Oper-ations *	Exports From U.S.	Foreign Oper-ations	Foreign Oper-ations *
Canada	5	-	-	6	-	-	7	-	-
Europe	1	13	7	1	16	7	1	16	15
Latin America	-	14	23	1	6	24	-	3	2
Asia	7	4	4	7	4	4	10	5	7
Total % exposure to foreign markets	13	31	34	15	26	35	18	24	24

* The percentages for foreign markets are relative to Tredegar's total net sales and total assets from ongoing operations (consolidated net sales and total assets from continuing operations excluding cash and cash equivalents).

We attempt to match the pricing and cost of our products in the same currency and generally view the volatility of foreign currencies (see trends for the Euro, Brazilian Real and Chinese Yuan in the chart below) and emerging markets, and the corresponding impact on earnings and cash flow, as part of the overall risk of operating in a global environment. Exports from the U.S. are generally denominated in U.S. Dollars. Our foreign currency exposure on income from continuing foreign operations relates to the Euro, the Chinese Yuan, the Hungarian Forint, the Brazilian Real and the Indian Rupee.

In Film Products, where we are primarily able to match the currency of our sales and costs, we estimate that the change in value of foreign currencies relative to the U.S. Dollar had a negative impact on operating profit from ongoing operations of approximately $1.4 million in 2012 compared to 2011, a positive impact on operating profit from ongoing operations of approximately $1.8 million in 2011 compared with 2010, a negative impact of approximately $1.3 million in 2010 compared with 2009.

For flexible packaging films produced in Brazil, we price our products in U.S. Dollars, and key raw materials are also priced in U.S. Dollars. However, certain production costs, such as conversion costs and other fixed costs, are priced in Brazilian Real, which exposes our operating margins to some currency exposure. In general, when the U.S. Dollar is strengthening versus the Brazilian Real, operating results will benefit from relatively lower costs, and when the U.S. Dollar is weakening versus the Brazilian Real, operating results will be negatively impacted from relatively higher costs.

Trends for the Euro are shown in the chart below:


Quarterly Average Exchange Rates of Euro Relative to the U.S. Dollar
1.70
1.50
1.30
1.10
0.90
1st Qtr. '07
2nd Qtr. '07
3rd Qtr. '07
4th Qtr. '07
1st Qtr. '08
2nd Qtr. '08
3rd Qtr. '08
4th Qtr. '08
1st Qtr. '09
2nd Qtr. '09
3rd Qtr. '09
4th Qtr. '09
1st Qtr. '10
2nd Qtr. '10
3rd Qtr. '10
4th Qtr. '10
1st Qtr. '11
2nd Qtr. '11
3rd Qtr. '11
4th Qtr. '11
1st Qtr. '12
2nd Qtr. '12
3rd Qtr. '12
4th Qtr. '12
Quarterly Average of U.S. Dollar Equivalent of 1 Euro

Source: Quarterly averages computed by Tredegar using daily closing data provided by Bloomberg.

Trends for the Brazilian Real and Chinese Yuan are shown in the chart below:


Quarterly Avg. Exchange Rates of Brazilian Real & Chinese Yuan Relative to the U.S. Dollar
0.85
0.65
0.45
0.25
0.1600
0.1500
0.1400
0.1300
0.1200
0.1100
0.1000
1st Qtr. '07
2nd Qtr. '07
3rd Qtr. '07
4th Qtr. '07
1st Qtr. '08
2nd Qtr. '08
3rd Qtr. '08
4th Qtr. '08
1st Qtr. '09
2nd Qtr. '09
3rd Qtr. '09
4th Qtr. '09
1st Qtr. '10
2nd Qtr. '10
3rd Qtr. '10
4th Qtr. '10
1st Qtr. '11
2nd Qtr. '11
3rd Qtr. '11
4th Qtr. '11
1st Qtr. '12
2nd Qtr. '12
3rd Qtr. '12
4th Qtr. '12
Quarterly Average of U.S. Dollar Equivalent of 1 Brazilian Real (Left Axis)
Quarterly Average of U.S. Dollar Equivalent of 1 Chinese Yuan (Right Axis)

Source: Quarterly averages computed by Tredegar using daily closing data provided by Bloomberg.

Business Segment Review

Net sales and operating profit from ongoing operations are the measures of sales and operating profit used by the chief operating decision maker for purposes of assessing performance.

Film Products

Net Sales. See the executive summary beginning on page 20 for the discussion of net sales (sales less freight) in Film Products in 2012 compared with 2011.

In Film Products, net sales were $535.5 million in 2011, an increase of 2.8% from $520.7 million in 2010. Volume decreased to 218.7 million pounds in 2011 from 221.2 million pounds in 2010. Net sales in 2011 increased compared to 2010 due to the acquisition of Terphane and an increase in average selling prices from the pass-through of higher average resin prices, partially offset by lower volume in surface protection films and personal care materials.

The slowdown in end-user demand for large-sized LCD panels, particularly in the high-end segment, negatively impacted the volumes of our surface protection films. In addition, reduced consumer demand for applications that utilize our premium personal care films also contributed to the reduction in sales volume. Terphane generated net sales of $28.3 million subsequent to its acquisition in October 2011.

Operating Profit. See the executive summary beginning on page 20 for the discussion of operating profit in Film Products in 2012 compared with 2011.

Operating profit from ongoing operations was $59.5 million in 2011, a decrease of 10.8% compared with $66.7 million in 2010. Operating profit from ongoing operations decreased in 2011 compared to 2010 due to the lower sales volumes in surface protection materials and personal care films. The impact of lower volumes was partially offset by a reduction in the unfavorable impact of the lag in the pass-through of higher resin costs, additional operating profits generated by the acquisition of Terphane, cost reduction efforts and improved manufacturing efficiencies in 2011, and favorable changes in the U.S. dollar value of currencies for operations outside the U.S. The estimated impact of the lag in the pass-through of changes in average resin costs was a negative $0.8 million in 2011 and a negative $6.4 million in 2010. The estimated favorable impact from U.S. dollar value currencies for operations outside the U.S. was $1.8 million in 2011 compared with 2010. Terphane had operating profit of $3.0 million from the acquisition date through December 31, 2011, which included $0.9 million of amortization expense and $0.9 million of one-time reimbursements for customs duties.

Identifiable Assets. Identifiable assets in Film Products decreased to $551.8 million at December 31, 2012, from $574.6 million at December 31, 2011, due primarily to the depreciation of property, plant and equipment and amortization of identifiable intangible assets, partially offset by current year capital expenditures. See the assets and liabilities section beginning on page 29 for further discussion on changes in assets and liabilities.

Identifiable assets in Film Products increased to $574.6 million at December 31, 2011, from $368.9 million at December 31, 2010, due primarily to the acquisition of Terphane.

Depreciation, Amortization and Capital Expenditures. Depreciation and amortization for Film Products was $39.2 million in 2012, $36.3 million in 2011 and $34.4 million in 2010. The increase in depreciation and amortization in 2012 compared with 2011 is primarily related to the acquisition of Terphane ($10.2 million in 2012 compared to $2.1 million in 2011), partially offset by lower depreciation expense as certain assets becoming fully depreciated. The increase in depreciation and amortization in 2011 compared to 2010 is related to the acquisition of Terphane. We estimate depreciation and amortization expense for Film Products will be approximately $37 million in 2013.

Capital expenditures totaled $30.5 million in 2012, $13.1 million in 2011 and $15.8 million in 2010. Capital expenditures in 2012 include approximately $19.6 million for the project to expand capacity at our manufacturing facility in Cabo de Santo Agosthino, Brazil. Capital expenditures in 2011 primarily included the normal replacement of machinery and equipment. Capital expenditures in 2010 included the construction of our new manufacturing facility in India as well as capital spending to support growth initiatives. Capital expenditures in 2013 are estimated to be approximately $80 million, which includes approximately $49 million in capital expenditures for a project that will expand capacity at our manufacturing facility in Cabo de Santo Agosthino, Brazil.

Aluminum Extrusions (Continuing Operations)

Net Sales and Operating Profit. See the executive summary beginning on page 20 for the discussion of net sales (sales less freight) and operating profit from ongoing operations of Aluminum Extrusions in 2012 compared with 2011.

Net sales in Aluminum Extrusions were $240.4 million in 2011, an increase of 20.4% from $199.6 million in 2010. Operating profit from ongoing operations was $3.5 million, a positive change of $7.7 million from operating losses from ongoing operations of $4.2 million in 2010. Volume was 108.0 million pounds in 2011 compared to 94.9 million pounds in 2010.

The increase in net sales was due to higher volumes and an increase in average selling prices driven by higher average aluminum costs. Sales volume increased 13.8% in 2011 compared to 2010 as we developed new customer opportunities and were able to support key customers who continue to demonstrate strength in a difficult business environment. The improvement in results from ongoing operations in 2011 reflects higher volumes.

Identifiable Assets. Identifiable assets in Aluminum Extrusions were $129.3 million at December 31, 2012, $78.7 million at December 31, 2011 and $81.7 million at December 31, 2010. The increase in identifiable assets between December 31, 2011 and December 31, 2012 can be primarily attributed to the acquisition of AACOA. The decrease of $3.0 million at the end of 2011 compared to 2010 is mainly due to depreciation of property, plant and equipment and lower capital expenditures in 2011.

Depreciation, Amortization and Capital Expenditures. Depreciation and amortization for Aluminum Extrusions was $10.0 million in 2012, $8.3 million in 2011 and $9.1 million in 2010. The increase in 2012 compared to 2011 is primarily attributed to approximately $2.4 million in accelerated depreciation on property, plant and equipment associated with shutdown of the Kentland manufacturing facility and impact of the acquisition of AACOA ($1.0 million in additional depreciation and amortization expense in the fourth quarter of 2012), partially offset by certain assets becoming fully depreciated and lower than normal capital expenditures in 2012, 2011 and the second half of 2010. The decrease between 2011 compared to 2010 is primarily attributed to certain assets becoming fully depreciated and lower than normal capital expenditures in 2011 and the second half of 2010. We estimate depreciation and amortization expense for Aluminum Extrusions to be approximately $8.5 million in 2013.

Capital expenditures totaled $2.3 million in 2012, $2.7 million in 2011 and $4.3 million in 2010. Capital expenditures are estimated to be approximately $19 million in 2013, which includes approximately $15 million for an 18-month project that will expand our capacity at the manufacturing facility in Newnan, Georgia. This additional capacity will primarily serve the automotive industry.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See discussion of "Quantitative and Qualitative Disclosures about Market Risk" beginning on page 34 in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the index on page 44 for references to the report of the independent registered public accounting firm, the consolidated financial statements and selected quarterly financial data.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Tredegar's internal control over financial reporting is designed to provide reasonable assurance to Tredegar's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles and includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices) and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In conducting its assessment of the effectiveness of our internal controls over financial reporting, management excluded its acquisition of AACOA, Inc., which was acquired by Tredegar on October 1, 2012 and is included in Tredegar's 2012 consolidated financial statements and constituted less than 8% of consolidated total assets and less than 3% of consolidated total sales for the year then ended. Based on their evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on page 45.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors and persons nominated to become directors of Tredegar to be included in our Proxy Statement under the headings "Election of Directors" and "Tredegar's Board of Directors" is incorporated herein by reference.

The information concerning corporate governance to be included in the Proxy Statement under the headings "Board Meetings, Meetings of Non-Management Directors and the Board Committees" and "Corporate Governance" is incorporated herein by reference.

The information to be included in the Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference.

Set forth below are the names, ages and titles of our executive officers:

Name	Age	Title
Nancy M. Taylor	53	President and Chief Executive Officer
Duncan A. Crowdis	60	President, The William L. Bonnell Company, Inc. and Corporate Vice President
Mary Jane Hellyar	59	President, Tredegar Film Products Corporation and Corporate Vice President
A. Brent King	44	Vice President, General Counsel and Corporate Secretary
Kevin A. O'Leary	54	Vice President, Chief Financial Officer and Treasurer
Larry J. Scott	62	Vice President, Audit

Nancy M. Taylor. Ms. Taylor was elected President and Chief Executive Officer effective February 1, 2010. Prior to February 1, 2010, Ms. Taylor was President of Tredegar Films Products Corporation and Executive Vice President. She was elected Executive Vice President effective January 1, 2009. She was elected President of Tredegar Film Products Corporation effective April 5, 2005. She was elected Senior Vice President effective November 1, 2004. Ms. Taylor served as Senior Vice President, Strategy and Special Projects from November 1, 2004 until April 5, 2005.

Duncan A. Crowdis. As the Company has previously announced, Mr. Crowdis intends to retire effective June 1, 2013. Mr. Crowdis was elected Vice President of the Company effective January 1, 2009. Mr. Crowdis was elected President of The William L. Bonnell Company, Inc. on June 13, 2005, and continues to serve in such capacity. Mr. Crowdis served as Plant Manager of The William L. Bonnell Company, Inc. from March 2005 until June 2005. He previously served as Chief Process Officer of The William L. Bonnell Company, Inc. from December 2002 until March 2005.

Mary Jane Hellyar. Ms. Hellyar was elected Vice President of the Company and President of Tredegar Film Products Corporation on September 24, 2012. Ms. Hellyar served as Chief Executive Officer of TechnoCorp Energy OLED from September 2009 until returning to retirement in September 2010. She served as President of Eastman Kodak Company's Film Photofinishing and Entertainment Group from September 2005 until retiring from Kodak in June 2009.

A. Brent King. Mr. King was elected Vice President, General Counsel and Corporate Secretary on October 20, 2008, the date that he joined Tredegar. From October 2005 until October 2008, he served as General Counsel at Hilb Rogal & Hobbs Company. Mr. King was Vice President and Assistant Secretary for Hilb Rogal & Hobbs Company from October 2001 to October 2008. He served as Associate General Counsel for Hilb Rogal & Hobbs Company from October 2001 to October 2005.

Kevin A. O'Leary. Mr. O'Leary was elected Vice President, Chief Financial Officer and Treasurer effective December 11, 2009. He was appointed Vice President, Finance, of Tredegar Film Products Corporation, effective January 1, 2009 until December 11, 2009 and served as Director, Finance, of Tredegar Film Products Corporation from October 2008 until January 2009. Mr. O'Leary previously served as Vice President, Finance – Mergers and Acquisitions of the Avery Dennison Retail Information Services Group ("Avery Dennison RIS"), a division of Avery Dennison Corporation from March 2007 through August 2008. He served as General Manager of the Printer Systems division of Avery Dennison RIS from February 2006 through February 2007 and as Director, Finance, of Avery Dennison RIS from August 2004 through January 2006.

Larry J. Scott. Mr. Scott was elected Vice President, Audit, on May 24, 2000.

We have adopted a Code of Conduct that applies to all of our directors, officers and employees (including our chief executive officer, chief financial officer and principal accounting officer) and have posted the Code of Conduct on our website. All amendments to or waivers from any provision of our Code of Conduct applicable to the chief executive officer, chief financial officer and principal accounting officer will be disclosed on our website. Our Internet address is www.tredegar.com. The information on or that can be accessed through our website is not, and shall not be deemed to be, a part of this report or incorporated into other filings we make with the SEC.

Item 11. EXECUTIVE COMPENSATION

The information to be included in the Proxy Statement under the headings "Compensation of Directors," "Board Meetings, Meetings of Non-Management Directors and Board Committees - Executive Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Executive Compensation Committee Report" and "Compensation of Executive Officers" is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information to be included in the Proxy Statement under the heading "Stock Ownership" is incorporated herein by reference. The following table summarizes information with respect to equity compensation plans under which securities are authorized for issuance as of December 31, 2012.

Plan Category	Column (a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Column (b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Column (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans, Excluding Securities Reflected in Column (a)
Equity compensation plans approved by security holders	*1,312,400	$17.81	2,607,001
Equity compensation plans not approved by security holders	-	-	-
Total	1,312,400	$17.81	2,607,001

* Includes performance stock units that give the holder the right to receive shares of Tredegar common stock upon the satisfaction of certain performance criteria.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information to be included in the Proxy Statement under the headings "Certain Relationships and Related Transactions", "Tredegar's Board of Directors" and "Board Meetings, Meetings of Non-Management Directors and Board Committees" is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following is incorporated herein by reference:

- Information on accounting fees and services to be included in the Proxy Statement under the heading "Audit Fees;" and
- Information on the Audit Committee's procedures for pre-approving certain audit and non-audit services to be included in the Proxy Statement under the heading "Board Meetings, Meetings of Non-Management Directors and Board Committees - Audit Committee Matters."

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) List of documents filed as a part of the report:

(1) Financial statements:

Tredegar Corporation

Index to Financial Statements and Supplementary Data

(2) Financial statement schedules:

None.

(3) Exhibits:

See Exhibit Index on pages 91-93.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tredegar Corporation:

In our opinion, the accompanying balance sheets and related statements of income, comprehensive income, cash flows and shareholders' equity, present fairly, in all material respects, the financial position of Tredegar Corporation and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control Over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in "Management's Report on Internal Control Over Financial Reporting", management has excluded AACOA, Inc. ("AACOA") from its assessment of internal control over financial reporting as of December 31, 2012 because they were acquired by the Company in a business combination during 2012. We have also excluded AACOA from our audit of internal controls over financial reporting. AACOA is a wholly-owned business whose total assets and revenues represent approximately 8% and 2%, respectively of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

/s/ PricewaterhouseCoopers LLP
Richmond, Virginia
March 1, 2013

CONSOLIDATED BALANCE SHEETS

Tredegar Corporation and Subsidiaries

December 31		2012		2011
(In Thousands, Except Share Data)				
Assets				
Current assets:				
Cash and cash equivalents	$	**48,822**	$	68,939
Accounts and other receivables, net of allowance for doubtful accounts and sales returns of $3,552 in 2012 and $3,539 in 2011		**100,237**		97,785
Income taxes recoverable		**2,886**		2,592
Inventories		**74,670**		61,290
Deferred income taxes		**5,614**		7,133
Prepaid expenses and other		**6,780**		7,780
Current assets of discontinued operation		**-**		343
Total current assets		**239,009**		245,862
Property, plant and equipment, at cost:				
Land and land improvements		**12,537**		19,118
Buildings		**110,961**		106,237
Machinery and equipment		**625,655**		620,360
Total property, plant and equipment		**749,153**		745,715
Less accumulated depreciation		**495,736**		488,464
Net property, plant and equipment		**253,417**		257,251
Goodwill and other intangibles		**241,180**		223,432
Other assets and deferred charges		**49,559**		36,886
Noncurrent assets of discontinued operation		**-**		17,179
Total assets	$	**783,165**	$	780,610
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable	$	**82,067**	$	72,884
Accrued expenses		**42,514**		40,888
Current liabilities of discontinued operation		**-**		1,967
Total current liabilities		**124,581**		115,739
Long-term debt		**128,000**		125,000
Deferred income taxes		**60,773**		70,769
Other noncurrent liabilities		**97,559**		71,834
Noncurrent liabilities of discontinued operation		**-**		361
Total liabilities		**410,913**		383,703
Commitments and contingencies (Notes 16 and 19)				
Shareholders' equity:				
Common stock (no par value):				
Authorized 150,000,000 shares;				
Issued and outstanding - 32,069,370 shares in 2012 and 32,057,281 in 2011 (including restricted stock)		**15,195**		14,357
Common stock held in trust for savings restoration plan (64,654 shares in 2012 and 61,577 in 2011)		**(1,401)**		(1,343)
Accumulated other comprehensive income (loss):				
Foreign currency translation adjustment		**131**		11,693
Gain (loss) on derivative financial instruments		**993**		(406)
Pension and other postretirement benefit adjustments		**(103,471)**		(90,672)
Retained earnings		**460,805**		463,278
Total shareholders' equity		**372,252**		396,907
Total liabilities and shareholders' equity	$	**783,165**	$	780,610

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Tredegar Corporation and Subsidiaries

Years Ended December 31	2012	2011	2010
(In Thousands, Except Per-Share Data)			
Revenues and other:			
Sales	$ **882,188**	$ 794,420	$ 738,200
Other income (expense), net	**18,119**	3,213	(1,182)
	900,307	797,633	737,018
Costs and expenses:			
Cost of goods sold	**712,660**	654,087	594,987
Freight	**24,846**	18,488	17,812
Selling, general and administrative	**73,717**	67,808	67,729
Research and development	**13,162**	13,219	13,625
Amortization of intangibles	**5,806**	1,399	466
Interest expense	**3,590**	1,926	1,136
Asset impairments and costs associated with exit and disposal activities	**5,022**	1,917	773
Total	**838,803**	758,844	696,528
Income from continuing operations before income taxes	**61,504**	38,789	40,490
Income taxes	**18,319**	10,244	13,649
Income from continuing operations	**43,185**	28,545	26,841
Income (loss) from discontinued operations, net of tax	**(14,934)**	(3,690)	186
Net income	$ **28,251**	$ 24,855	$ 27,027
Earnings (loss) per share:			
Basic:			
Continuing operations	$ **1.35**	$ .89	$ .83
Discontinued operations	**(.47)**	(.12)	.01
Net income	$ **.88**	$ .77	$ .84
Diluted:			
Continuing operations	$ **1.34**	$ .89	$ .82
Discontinued operations	**(.46)**	(.12)	.01
Net income	$ **.88**	$ .77	$ .83

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Tredegar Corporation and Subsidiaries

Years Ended December 31		**2012**		2011		2010
(In Thousands, Except Per-Share Data)						
Net income	**$**	**28,251**	$	24,855	$	27,027
Other comprehensive income (loss):						
Foreign currency translation adjustment:						
Unrealized foreign currency translation adjustment net of tax of $897 in 2012 and tax benefit of $505 in 2011 and $1,443 in 2010)		**(11,562)**		(9,098)		(2,678)
Reclassification adjustment of foreign currency translation gain included in income (net of tax of $1,497 in 2011)		**-**		(2,781)		-
Derivative financial instruments adjustment (net of tax of $818 in 2012, a tax benefit of $423 in 2011 and $287 in 2010)		**1,399**		(686)		(478)
Pension & other post-retirement benefit adjustments						
Net gains or losses and prior service costs (net of tax benefit of $11,145 in 2012, $20,032 in 2011 and $2,135 in 2010)		**(19,285)**		(34,664)		(2,838)
Amortization of prior service costs and net gains or losses (net of tax of $3,749 in 2012, $2,232 in 2011 and $1,732 in 2010)		**6,486**		3,863		2,995
Other comprehensive income (loss)		**(22,962)**		(43,366)		(2,999)
Comprehensive income (loss)	**$**	**5,289**	$	(18,511)	$	24,028

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Tredegar Corporation and Subsidiaries

Years Ended December 31	2012	2011	2010
(In Thousands)			
Cash flows from operating activities:			
Net income	**$ 28,251**	$ 24,855	$ 27,027
Adjustments for noncash items:			
Depreciation	**43,463**	43,336	43,122
Amortization of intangibles	**5,806**	1,399	466
Deferred income taxes	**(762)**	2,108	(6,392)
Accrued pension and postretirement benefits	**8,311**	2,481	1,125
(Gain) loss on an investment accounted for under the fair value method	**(16,100)**	(1,600)	2,200
(Gain) loss on sale of assets	**1,219**	(653)	(15)
Loss on asset impairments	**2,185**	1,376	608
Changes in assets and liabilities, net of effects of acquisitions and divestitures:			
Accounts and notes receivables	**9,454**	(4,737)	(10,981)
Inventories	**(9,913)**	2,410	(7,717)
Income taxes recoverable	**3,193**	(1,254)	(2,627)
Prepaid expenses and other	**1,883**	(271)	(969)
Accounts payable and accrued expenses	**9,105**	(282)	2,942
Other, net	**(3,509)**	2,597	(2,380)
Net cash provided by operating activities	**82,586**	71,765	46,409
Cash flows from investing activities:			
Acquisitions, net of cash acquired	**(57,936)**	(180,975)	(5,500)
Capital expenditures	**(33,252)**	(15,880)	(20,418)
Net proceeds from the sale of Fallings Springs, LLC	**12,071**	-	-
Proceeds from the sale of assets and other	**3,557**	1,622	3,768
Net cash used in investing activities	**(75,560)**	(195,233)	(22,150)
Cash flows from financing activities:			
Borrowings	**93,250**	125,000	-
Debt principal payments and financing costs	**(91,604)**	(89)	(2,815)
Dividends paid	**(30,782)**	(5,761)	(5,141)
Repurchases of Tredegar common stock	**-**	-	(35,141)
Proceeds from exercise of stock options and other	**2,400**	1,242	980
Net cash provided by (used in) financing activities	**(26,736)**	120,392	(42,117)
Effect of exchange rate changes on cash	**(407)**	(1,176)	386
Increase (decrease) in cash and cash equivalents	**(20,117)**	(4,252)	(17,472)
Cash and cash equivalents at beginning of period	**68,939**	73,191	90,663
Cash and cash equivalents at end of period	**$ 48,822**	$ 68,939	$ 73,191
Supplemental cash flow information:			
Interest payments	**$ 2,992**	$ 1,966	$ 911
Income tax payments (refunds), net	**14,721**	8,594	23,539

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Tredegar Corporation and Subsidiaries

	Common Stock				Accumulated Other Comprehensive Income (Loss)			
(In Thousands, Except Share and Per-Share Data)	Shares	Amount	Retained Earnings	Trust for Savings Restoration Plan	Foreign Currency Translation	Gain (Loss) on Derivative Financial Instruments	Pension & Other Post-retirement Benefit Adjust.	Total Shareholders' Equity
Balance January 1, 2010	33,887,550	$ 41,137	$ 422,277	$ (1,322)	$ 26,250	$ 758	$ (60,028)	$ 429,072
Net income	-	-	27,027	-	-	-	-	27,027
Foreign currency translation adjustment (net of tax benefit of $1,443)	-	-	-	-	(2,678)	-	-	(2,678)
Derivative financial instruments adjustment (net of tax benefit of $287)	-	-	-	-	-	(478)	-	(478)
Net gains or losses and prior service costs (net of tax benefit of $2,135)	-	-	-	-	-	-	(2,838)	(2,838)
Amortization of prior service costs and net gains or losses (net of tax of $1,732)	-	-	-	-	-	-	2,995	2,995
Cash dividends declared ($.16 per share)	-	-	(5,141)	-	-	-	-	(5,141)
Stock-based compensation expense	55,298	3,952	-	-	-	-	-	3,952
Issued upon exercise of stock options (including related income tax of $204) & other	65,225	776	-	-	-	-	-	776
Repurchases of Tredegar common stock	(2,124,900)	(35,141)	-	-	-	-	-	(35,141)
Tredegar common stock purchased by trust for savings restoration plan	-	-	10	(10)	-	-	-	-
Balance December 31, 2010	31,883,173	10,724	444,173	(1,332)	23,572	280	(59,871)	417,546
Net income	-	-	24,855	-	-	-	-	24,855
Foreign currency translation adjustment (net of tax benefit of $2,002)	-	-	-	-	(11,879)	-	-	(11,879)
Derivative financial instruments adjustment (net of tax benefit of $423)	-	-	-	-	-	(686)	-	(686)
Net gains or losses and prior service costs (net of tax benefit of $20,032)	-	-	-	-	-	-	(34,664)	(34,664)
Amortization of prior service costs and net gains or losses (net of tax of $2,232)	-	-	-	-	-	-	3,863	3,863
Cash dividends declared ($.18 per share)	-	-	(5,761)	-	-	-	-	(5,761)
Stock-based compensation expense	119,698	2,897	-	-	-	-	-	2,897
Issued upon exercise of stock options (including related income tax benefit of $76) & other	54,410	736	-	-	-	-	-	736
Tredegar common stock purchased by trust for savings restoration plan	-	-	11	(11)	-	-	-	-
Balance December 31, 2011	32,057,281	14,357	463,278	(1,343)	11,693	(406)	(90,672)	396,907
Net income	-	-	28,251	-	-	-	-	28,251
Foreign currency translation adjustment (net of tax of $897)	-	-	-	-	(11,562)	-	-	(11,562)
Derivative financial instruments adjustment (net of tax of $818)	-	-	-	-	-	1,399	-	1,399
Net gains or losses and prior service costs (net of tax benefit of $11,145)	-	-	-	-	-	-	(19,285)	(19,285)
Amortization of prior service costs and net gains or losses (net of tax of $3,749)	-	-	-	-	-	-	6,486	6,486
Cash dividends declared ($.96 per share)	-	-	(30,782)					(30,782)
Stock-based compensation expense	78,299	2,516	-	-	-	-	-	2,516
Issued upon exercise of stock options (including related income tax benefit of $144) & other	143,366	2,031	-	-	-	-	-	2,031
Shares received from the sale of Falling Springs, LLC	(209,576)	(3,709)	-	-	-	-	-	(3,709)
Tredegar common stock purchased by trust for savings restoration plan	-	-	58	(58)	-	-	-	-
Balance December 31, 2012	32,069,370	$ 15,195	$ 460,805	$ (1,401)	$ 131	$ 993	$ (103,471)	$ 372,252

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Tredegar Corporation and Subsidiaries

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations. Tredegar Corporation and subsidiaries (collectively "Tredegar," "we," "us" or "our") are primarily engaged in the manufacture of plastic films and aluminum extrusions. See Notes 10 and 18 regarding restructurings and Note 3 regarding discontinued operations.

Basis of Presentation. The consolidated financial statements include the accounts and operations of Tredegar and all of its majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. On February 12, 2008, we sold our aluminum extrusions business in Canada, and on November 20, 2012, we sold our mitigation banking business, Falling Springs, LLC ("Falling Springs"). All historical results for these businesses have been reflected as discontinued operations in these financial statements; however, cash flows for discontinued operations have not been separately disclosed in the consolidated statements of cash flows. See Note 3 regarding discontinued operations.

The preparation of financial statements in conformity with United States ("U.S.") generally accepted accounting principles ("U.S. GAAP") requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Foreign Currency Translation. The financial statements of subsidiaries located outside the U.S., where the local currency is the functional currency, are translated into U.S. Dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from the translation of these financial statements are reflected as a separate component of shareholders' equity. We have no subsidiaries located outside the U.S. where the U.S. Dollar is the functional currency.

Transaction and remeasurement gains or losses included in income were not material in 2012, 2011 and 2010. These amounts do not include the effects between reporting periods that exchange rate changes have on income of our locations outside the U.S. that result from translation into U.S. Dollars.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments with original maturities of three months or less. At December 31, 2012 and 2011, Tredegar had cash and cash equivalents of $48.8 million and $68.9 million, respectively, including funds held in locations outside the U.S. of $28.6 million and $42.3 million, respectively.

Our policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year. The primary objectives of the policy are safety of principal and liquidity.

Accounts and Other Receivables. Accounts receivable are stated at the amount invoiced to customers less allowances for doubtful accounts and sales returns. Accounts receivable are non-interest bearing and arise from the sale of product to customers under typical industry trade terms. Notes receivable are not significant. Past due amounts are determined based on established terms and charged-off when deemed uncollectible. The allowance for doubtful accounts is determined based on our assessment of probable losses taking into account past due amounts, customer credit profile, historical experience and current economic conditions. Other receivables include value-added taxes related to certain foreign subsidiaries and other miscellaneous receivables due within one year.

Inventories. Inventories are stated at the lower of cost or market, with cost determined on the last-in, first-out ("LIFO") basis, the weighted average cost or the first-in, first-out basis. Cost elements included in work-in-process and finished goods inventories are raw materials, direct labor and manufacturing overhead.

Property, Plant and Equipment. Accounts include costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Expenditures for renewals and betterments also are capitalized, but expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses thereon are included in income.

Capital expenditures for property, plant and equipment include capitalized interest. Capitalized interest included in capital expenditures for property, plant and equipment were not material in 2012, 2011 and 2010.

Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets, which except for certain isolated exceptions, range from 10 to 25 years for buildings and land improvements and 2 to 15 years for machinery and equipment. The average depreciation period for machinery and equipment is approximately 10 years in Film Products and for the continuing operations of Aluminum Extrusions.

Investments in Private Entities with Less Than or Equal to 50% Voting Ownership Interest. We account for our investments in private entities where our voting ownership is less than or equal to 50% based on the facts and circumstances surrounding the investment. We are required to account for investments under the consolidation method in situations where we are the primary beneficiary of a variable interest entity. The primary beneficiary is the party that has a controlling financial interest in a variable interest entity. We are deemed to have a controlling financial interest if we have (i) the power to direct activities of the variable interest entity that most significantly impact its economic performance and (ii) the obligation to absorb losses or the right to receive benefits from the variable interest entity that could potentially be significant to its operations.

If we are not deemed to be the primary beneficiary in an investment in a variable interest entity then we select either: (i) the fair value method or (ii) either (a) the cost method if we do not have significant influence over operating and financial policies of the investee or (b) the equity method if we do have significant influence.

U.S. GAAP requires disclosure of the level within the fair value hierarchy in which fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3).

Goodwill and Other Intangibles. The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill. We assess goodwill for impairment when events or circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis (December 1st of each year). Our significant reporting units in Film Products include Polyethylene and Polypropylene Films and PET Films. We have two reporting units in Aluminum Extrusions, Bonnell and AACOA. All goodwill in Aluminum Extrusions is associated with the AACOA reporting unit. Each of our reporting units has separately identifiable operating net assets (operating assets including goodwill and intangible assets net of operating liabilities).

We estimate the fair value of our reporting units using discounted cash flow analysis and comparative enterprise value-to-EBITDA (earnings before interest, taxes, depreciation and amortization) multiples. The goodwill of Polyethylene and Polypropylene Films was tested for impairment at the annual testing date, with the estimated fair value of this reporting unit substantially exceeding the carrying value of its net assets. The goodwill of PET Films was also tested for impairment at December 1, 2012, with the estimated fair value of this reporting unit exceeding the carrying value of its net assets by approximately 23%. The goodwill of AAOCA is associated with the October 2012 acquisition of AACOA, Inc. ("AACOA"), and carrying value of its net assets approximate the estimated fair value of this reporting unit at December 1, 2012.

Impairment of Long-Lived Assets. We review long-lived assets for possible impairment when events indicate that an impairment may exist. For assets to be held and used in operations, if events indicate that an asset may be impaired, we estimate the future unlevered pre-tax cash flows expected to result from the use of the asset and its eventual disposition. Assets are grouped for this purpose at the lowest level for which there are identifiable and independent cash flows. If the sum of these undiscounted pre-tax cash flows is less than the carrying amount of the asset, an impairment loss is calculated. Measurement of the impairment loss is the amount by which the carrying amount exceeds the estimated fair value of the asset group.

Assets that are held for sale are reported at the lower of their carrying amount or estimated fair value less cost to sell, with an impairment loss recognized for any write-down required.

Pension Costs and Postretirement Benefit Costs Other than Pensions. Pension costs and postretirement benefit costs other than pensions are accrued over the period employees provide service to Tredegar. Liabilities and expenses for pension plans and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions relating to the employee workforce. We recognize the funded status of our pension and other postretirement plans in the accompanying consolidated balance sheets. Our policy is to fund our pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act ("ERISA") of 1974 and to fund postretirement benefits other than pensions when claims are incurred.

Revenue Recognition. Revenue from the sale of products, which is shown net of estimated sales returns and allowances, is recognized when title has passed to the customer, the price of the product is fixed and determinable, and collectability is reasonably assured. Amounts billed to customers related to freight have been classified as sales in the accompanying consolidated statements of income. The cost of freight has been classified as a separate line in the accompanying consolidated statements of income. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction between Tredegar and its customers (such as value-added taxes) are accounted for on a net basis and therefore excluded from revenues.

Research & Development ("R&D") Costs. R&D costs are expensed as incurred and include primarily salaries, wages, employee benefits, equipment depreciation, facility costs and the cost of materials consumed relating to R&D efforts. R&D costs include a reasonable allocation of indirect costs.

Income Taxes. Income taxes are recognized during the period in which transactions enter into the determination of income for financial reporting purposes, with deferred income taxes being provided at enacted statutory tax rates on the differences between the financial reporting and tax bases of assets and liabilities (see Note 17). Deferred U.S. federal income taxes have not been provided on the undistributed earnings for Terphane Ltda. (a subsidiary of Film Products) because of our intent to permanently reinvest these earnings. The cumulative amount of untaxed earnings was $23.0 million at December 31, 2012. We accrue U.S. federal income taxes on unremitted earnings of all other foreign subsidiaries. The benefit of an uncertain tax position is included in the accompanying financial statements when we determine that it is more likely than not that the position will be sustained, based on the technical merits of the position, if the taxing authority examines the position and the dispute is litigated. This determination is made on the basis of all the facts, circumstances and information available as of the reporting date.

Earnings Per Share. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed using the weighted average common and potentially dilutive common equivalent shares outstanding, determined as follows:

	2012	2011	2010
Weighted average shares outstanding used to compute basic earnings per share	**32,032,343**	31,931,962	32,291,556
Incremental shares attributable to stock options and restricted stock	**160,233**	281,212	280,565
Shares used to compute diluted earnings per share	**32,192,576**	32,213,174	32,572,121

Incremental shares attributable to stock options and restricted stock are computed using the average market price during the related period. During 2012, 2011 and 2010, the average out-of-the-money options to purchase shares that were excluded from the calculation of incremental shares attributable to stock options and restricted stock was 632,050, 293,704 and 324,558, respectively.

Stock-Based Employee Compensation Plans. Compensation expense is recorded on all share-based awards based upon its calculated fair value over the requisite service period using the graded-vesting method. The fair value of stock option awards was estimated as of the grant date using the Black-Scholes options-pricing model. The fair value of restricted stock awards was estimated as of the grant date using our closing stock price on that date.

The assumptions used in this model for valuing Tredegar stock options granted in 2012, 2011 and 2010 are as follows:

		2012		2011		2010
Dividend yield		**.9%**		.9%		.9%
Weighted average volatility percentage		**48.7%**		46.4%		46.6%
Weighted average risk-free interest rate		**1.0%**		2.5%		2.7%
Holding period (years):						
Officers		**6.0**		6.0		6.0
Management		**5.0**		5.0		5.0
Weighted average excercise price at date of grant (also weighted average market price at date of grant):						
Officers	**$**	**19.30**	$	19.84	$	17.18
Management		**19.40**		19.73		17.13

The dividend yield is the dividend yield on our common stock at the date of grant, which we believe is a reasonable estimate of the expected yield during the holding period. We calculate expected volatility based on the historical volatility of our common stock using a sequential period of historical data equal to the expected holding period of the option. We have no reason to believe that future volatility for this period is likely to differ from the past. The assumed risk-free interest rate is based on observed interest rates (zero coupon U.S. Treasury debt securities) appropriate for the expected holding period. The expected holding period and forfeiture assumptions are based on historical experience. Estimated forfeiture assumptions are reviewed through the vesting period. Adjustments are made if actual forfeitures differ from previous estimates. The cumulative effect of a change in estimated forfeitures is recognized in the period of the change.

Tredegar stock options granted during 2012, 2011 and 2010, and related estimated fair value at the date of grant, are as follows:

		2012		2011		2010
Stock options granted (number of shares):						
Officers		**99,600**		140,500		190,000
Management		**82,500**		95,300		126,000
Total		**182,100**		235,800		316,000
Estimated weighted average fair value of options per share at date of grant:						
Officers	**$**	**8.07**	$	8.55	$	7.47
Management		**7.81**		8.03		7.00
Total estimated fair value of stock options granted (in thousands)	**$**	**1,449**	$	1,966	$	2,301

Additional disclosure of Tredegar stock options is included in Note 13.

Financial Instruments. We use derivative financial instruments for the purpose of hedging aluminum price volatility and currency exchange rate exposures that exist as part of transactions associated with our ongoing business operations. Our derivative financial instruments are designated as and qualify as cash flow hedges and are recognized in the accompanying balance sheet at fair value. A change in the fair value of the derivative that is highly effective as and that is designated and qualifies as a cash flow hedge is recorded in other comprehensive income. Gains and losses reported in other comprehensive income (loss) are reclassified to earnings in the periods in which earnings are affected by the variability of cash flows of the hedged transaction. Such gains and losses are reported on the same line as the underlying hedged item, and the cash flows related to financial instruments are classified in the consolidated statements of cash flows in a manner consistent with those of the transactions being hedged. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current period earnings. The amount of gains and losses recognized for hedge ineffectiveness were not material in 2012, 2011 and 2010.

Our policy requires that we formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. We also formally assess (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, we discontinue hedge accounting prospectively.

As a policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue financial instruments for trading purposes. Additional disclosure of our utilization of derivative hedging instruments is included in Note 9.

Comprehensive Income (Loss). Comprehensive income (loss) is defined as net income or loss and other comprehensive income or loss. Other comprehensive income (loss) includes changes in foreign currency translation adjustments, unrealized gains and losses on derivative financial instruments, prior service costs and net gains or losses from pension and other postretirement benefit plans arising during the period and amortization of these prior service costs and net gains or losses adjustments, all recorded net of deferred income taxes.

Recently Issued Accounting Standards. In July 2012, the Financial Accounting Standards Board ("FASB") issued updated guidance for testing indefinite-lived intangible assets for impairment. The revised standard provides entities with an option to perform a "qualitative" assessment to determine whether further testing is necessary when performing an annual impairment assessment for indefinite-lived intangible assets other than goodwill. This new standard is comparable to the guidance finalized last year for goodwill impairment testing. An entity can still choose to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. We do not expect that this FASB accounting standard will have a material impact on our financial statements and disclosures.

2 ACQUISITIONS

On October 1, 2012, The William L. Bonnell Company, Inc. acquired 100% ownership of AACOA. AACOA operates production facilities in Elkhart, Indiana and Niles, Michigan. Its primary markets include consumer durables, machinery and equipment and transportation. The acquisition will add fabrication capabilities to Aluminum Extrusions' current array of products and services while providing AACOA with large press capabilities and enhanced geographic sales coverage in a variety of end-use markets.

After certain post-closing adjustments (primarily related to working capital transferred), the purchase price, net of cash acquired, was $54.6 million. The purchase price was funded using financing secured from our existing $350 million revolving credit facility.

Based upon management's preliminary valuation of the fair value of tangible and intangible assets acquired (net of cash acquired) and liabilities assumed, the preliminary estimated purchase price allocation is as follows:

(In Thousands)		
Accounts receivable	$	12,477
Inventories		4,708
Property, plant & equipment		15,116
Identifiable intangible assets:		
Customer relationships		4,800
Trade names		4,800
Proprietary technology		3,400
Noncompete agreements		1,600
Other assets (current & noncurrent)		42
Trade payables & accrued expenses		(6,574)
Total identifiable net assets		40,369
Purchase price, net of cash received		54,625
Goodwill	$	14,256

The goodwill and other intangible asset balances associated with this acquisition will be deductible for tax purposes. Intangible assets acquired in the purchase of AACOA are being amortized over the following periods:

Identifiable Intangible Asset	**Useful Life (Yrs)**
Customer relationships	10
Proprietary technology	6-10
Trade names	Indefinite
Noncompete agreements	2

The final purchase price continues to be subject to certain post-closing contractual adjustments. If information becomes available that would indicate adjustments are required to the purchase price or the purchase price allocation prior to the end of the measurement period for finalizing the purchase price allocation, such adjustments will be included in the purchase price allocation retrospectively.

On October 14, 2011, TAC Holdings, LLC (the "Buyer") and Tredegar Film Products Corporation, which are indirect and direct, respectively, wholly-owned subsidiaries of Tredegar, entered into a Membership Interest Purchase Agreement (the "Purchase Agreement") with Gaucho Holdings, B.V. (the "Seller") an indirect, wholly-owned subsidiary of Vision Capital Partners VII LP ("Vision Capital"). On October 24, under the terms of the Purchase Agreement, the Buyer acquired from the Seller 100% of the outstanding equity interests of Terphane Holdings, LLC ("Terphane").

Terphane operates manufacturing facilities in Cabo de Santo Agostinho, Brazil and Bloomfield, New York. It is a producer of thin polyester films in Latin America with a growing presence in strategic niches in the U.S. Polyester films have specialized properties, such as heat resistance and barrier protection, that make them uniquely suited for the fast-growing flexible packaging market. We expect that the acquisition of Terphane will allow us to extend our product offerings into adjacent specialty films markets and to expand in Latin America.

All post-closing adjustments related to the purchase price for Terphane have been resolved in 2012. Adjustments to the purchase price were made retrospectively as if the accounting had been completed on the acquisition date. Upon completing these post-closing adjustments, which were primarily related to working capital transferred, the total purchase price (net of cash acquired) was $182.7 million. The purchase price was funded using available cash (net of cash received) of approximately $57.7 million and financing of $125 million secured from Tredegar's former revolving credit facility.

Based upon management's valuation of the fair value of tangible and intangible assets acquired (net of cash acquired) and liabilities assumed, the final estimated purchase price allocation is as follows:

(In Thousands)		
Accounts receivable	$	14,321
Inventories		23,437
Property, plant & equipment		86,963
Identifiable intangible assets:		
Customer relationships		32,600
Proprietary technology		14,700
Trade names		9,400
Noncompete agreements		2,300
Other assets (current & noncurrent)		3,680
Trade payables		(17,471)
Other liabilities (current & noncurrent)		(12,216)
Deferred taxes		(38,167)
Total identifiable net assets		119,547
Purchase price, net of cash received		182,761
Goodwill	$	63,214

None of the goodwill or other intangible assets will be deductible for tax purposes. Intangible assets acquired in the purchase of Terphane are being amortized over the following periods:

Identifiable Intangible Asset	**Useful Life (Yrs)**
Customer relationships	12
Proprietary technology	10
Trade names	Indefinite
Noncompete agreements	2

The financial position and results of operations for AACOA have been consolidated with Tredegar subsequent to October 1, 2012. For the year ended December 31, 2012, the consolidated results of operations included sales of $19.9 million and net income from continuing operations of $1.0 million related to AACOA. The financial position and results of operations for Terphane have been consolidated with Tredegar subsequent to October 24, 2011. For the year ended December 31, 2012 and 2011, the consolidated results of operations included sales of $143.3 million and $29.2 million, respectively, and net income from continuing operations of $17.4 million and $2.0 million, respectively, related to Terphane.

The following unaudited supplemental pro forma data presents our consolidated revenues and earnings as if the acquisitions of Terphane and AACOA had been consummated on January 1, 2011. The pro forma results are not necessarily indicative of our consolidated revenues and earnings if the acquisition and related borrowing had been consummated on January 1, 2011. Supplemental unaudited pro forma results for the years ended December 31, 2012 and 2011 are as follows:

(In Thousands, Except Per Share Data)	**2012**	2011
Sales	**$946,594**	$1,009,601
Income from continuing operations	**44,816**	43,407
Earnings per share from continuing operations:		
Basic	**$ 1.40**	$ 1.36
Diluted	**1.39**	1.35

The above supplemental unaudited pro forma amounts reflect the application of the following adjustments in order to present the consolidated results as if the acquisitions and related borrowings had occurred on January 1, 2011:

- Adjustment for additional depreciation and amortization expense associated with the adjustments to property, plant and equipment, and intangible assets associated with purchase accounting;
- Additional interest expense and financing fees associated with borrowing arrangements used to fund the acquisitions of Terphane and AACOA and the elimination of historical interest expense associated with historical borrowings of Terphane and AACOA that were not assumed by Tredegar;
- Adjustments to eliminate transactions-related expenses associated with the October 2011 acquisition of Terphane and the October 2012 acquisition of AACOA;
- Adjustments related to the elimination of foreign currency remeasurement gains associated with long-term borrowings of Terphane that were not assumed by Tredegar;
- Adjustments for the estimated net income tax benefit associated with the previously described adjustments; and
- Adjustments to income tax expense for AACOA as it had previously elected to be treated as an S-Corp for federal income tax purposes.

On February 3, 2010, we purchased the assets of Bright View Technologies Corporation ("Bright View") for $5.5 million. Bright View is a developer and producer of high-value microstructure-based optical films for the LED (light emitting diode) and fluorescent lighting markets. The primary identifiable intangible assets purchased in the transaction were patented and unpatented technology, which are being amortized over a weighted average period of 12 years.

3 DISCONTINUED OPERATIONS

On November 20, 2012, Tredegar Real Estate Holdings, Inc., a wholly-owned subsidiary, sold its membership interests in Falling Springs to Arc Ventures, LC for $16.6 million. Arc Ventures, LC is a Virginia limited liability company affiliated with John D. Gottwald, a member of our Board of Directors. The purchase price was comprised of $12.8 million of cash and 209,576 shares of common stock of Tredegar owned by Arc Ventures, LC. The corresponding loss on sale of $3.1 million, which includes transaction-related expenses of $0.5 million, and the results of operations related to Falling Springs have been classified as discontinued operations for all periods presented. For the years ended December 31, 2012, 2011 and 2010, sales of $3.2 million, $3.2 million and $2.3 million, respectively, have been reclassified to discontinued operations, and net income of $0.5 million, $0.7 million and $0.2 million have been reclassified to discontinued operations in 2012, 2011 and 2010, respectively. Falling Springs was formerly a component of the Other segment.

On February 12, 2008, we sold our aluminum extrusions business in Canada for approximately $25.0 million to an affiliate of H.I.G. Capital. In 2012 and 2011, accruals of $13.4 million ($13.4 million net of tax) and $4.4 million ($4.4 million net of tax) were made for indemnifications under the purchase agreement related to environmental matters.

All historical results for these businesses as well as the assets and liabilities included in the historical statements of positions have been reflected as discontinued operations; however, cash flows for discontinued operations have not been separately disclosed in the consolidated statements of cash flows.

4 INVESTMENTS

In August 2007 and December 2008, we made an aggregate investment of $7.5 million in Intelliject, Inc. ("Intelliject"), a privately held specialty pharmaceutical company. Intelliject seeks to set a new standard in drug/device combination pharmaceuticals designed to enable superior treatment outcomes, improved cost effectiveness and intuitive patient administration. Our ownership interest on a fully diluted basis is approximately 20%, and the investment is accounted for under the fair value method. At the time of our initial investment, we elected the fair value option over the equity method of accounting since our investment objectives were similar to those of venture capitalists, which typically do not have controlling financial interests. We recognized an unrealized gain of $16.1 million ($10.2 million after taxes) in 2012 attributed to various factors, most notably:

- a favorable adjustment to the timing and amount of anticipated cash flows derived from updated marketing research;
- the passage of time as anticipated cash flows associated with achieving product development commercialization milestones are discounted at 55% for their high degree of risk; and
- a reduction in the weighted average cost of capital used to discount cash flows in our valuation in the first quarter to reflect the completion of certain process testing and a reassessment of the risk associated with the timing for obtaining final marketing approval from the U.S. Food and Drug Administration ("FDA") for the company's first product.

We recognized an unrealized gain of $1.6 million ($1.0 million after taxes) in 2011 attributed to the appreciation of our interest upon changes in the market dynamics and pricing associated with an upcoming product introduction and the addition of projects to the product pipeline. In 2010, we recognized an unrealized loss of $2.2 million ($1.4 million after taxes) for the estimated changes in the fair value of our investment after Intelliject, which had its new drug application to the FDA accepted for review during the fourth quarter, reassessed its projected timeframe for obtaining final marketing approval from the FDA. Unrealized gains (losses) associated with this investment are included in "Other income (expense), net" in the consolidated statements of income and separately stated in the segment operating profit table in Note 5.

At December 31, 2012 and 2011, the estimated fair value of our investment (included in "Other assets and deferred charges" in the consolidated balance sheets) was $33.7 million and $17.6 million, respectively. Subsequent to our most recent investment (December 15, 2008), and until the next round of financing, we believe fair value estimates are based upon Level 3 inputs since there is no secondary market for our ownership interest. In addition, Intelliject did not have any product sales as of December 31, 2012. Their first product launched in the first quarter of 2013. Accordingly, until the next round of financing or any other significant financial transaction, value estimates will primarily be based on assumptions relating to meeting product development and commercialization milestones, cash flow projections (projections of development and commercialization milestone payments, sales, costs, expenses, capital expenditures and working capital investment) and discounting of these factors for the high degree of risk. As a result, any future changes in the estimated fair value of our ownership interest will likely be attributed to a new round of financing, a merger or initial public offering or adjustments to the timing or magnitude of cash flows associated with development and commercialization milestones. If Intelliject does not meet its development and commercialization milestones and there are indications that the amount or timing of its projected cash flows or related risks are unfavorable versus our most recent valuation, or a new round of financing or other significant financial transaction indicates a lower enterprise value, then our estimate of the fair value of our ownership interest in the company is likely to decline. Adjustments to the estimated fair value of our investment will be made in the period upon which such changes can be quantified.

The fair market valuation of our interest in Intelliject is sensitive to changes in the weighted average cost of capital used to discount cash flow projections for the high degree of risk associated with meeting development and commercialization milestones as anticipated. The weighted average cost of capital used in the fair market valuation of our interest in Intelliject was 55% at December 31, 2012 and 60% at December 31, 2011. At December 31, 2012, the effect of a 500 basis point decrease in the weighted average cost of capital assumption would have further increased the fair value of our interest in Intelliject by approximately $6 million, and a 500 basis point increase in the weighted average cost of capital assumption would have decreased the fair value of our interest by approximately $5 million.

Had we not elected to account for our investment under the fair value method, we would have been required to use the equity method of accounting. The condensed balance sheets for Intelliject at December 31, 2012 and 2011 and related condensed statements of operations for the last three years ended December 31, 2012, that were reported to us by Intelliject, are provided below:

(In Thousands)	December 31, 2012	December 31, 2011		December 31, 2012	December 31, 2011
Assets:			Liabilities & Equity:		
Cash & cash equivalents	$ 53,288	$ 9,625	Current liabilities	$ 13,405	$ 1,185
Other current assets	686	4,894	Non-current liabilities	1,449	738
Other long-term assets	4,278	691	Long term debt, net of discount	14,696	-
Identifiable intangibles assets	2,152	1,868	Redeemable preferred stock	20,995	20,017
			Equity	9,859	(4,862)
Total assets	$ 60,404	$ 17,078	Total liabilities & equity	$ 60,404	$ 17,078

	2012	2011	2010
Revenues & Expenses:			
Revenues	$ 38,179	$ 8,839	$ 29,099
Expenses and other, net	(13,073)	(10,474)	(10,426)
Income tax (expense) benefit	(9,642)	927	(6,584)
Net income (loss)	$ 15,464	$ (708)	$ 12,089

The audited financial statements and accompanying footnotes of Intelliject as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been included as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission.

On April 2, 2007, we invested $10.0 million in Harbinger Capital Partners Special Situations Fund, L.P. ("Harbinger"), a private investment fund that is subject to limitations on withdrawal. There is no secondary market for interests in the fund. Our investment in Harbinger, which represents less than 2% of its total partnership capital, is accounted for under the cost method. We recorded unrealized losses of $1.1 million ($0.7 million after taxes) and $0.6 million ($0.4 million after taxes) on our investment in Harbinger in 2012 and 2011, respectively, as a result of a reduction in the estimated fair value of our investment that is not expected to be temporary. The December 31, 2012 and 2011 carrying value in the consolidated balance sheets (included in "Other assets and deferred charges") was $3.6 million and $5.2 million, respectively. The carrying value at December 31, 2012 reflected Tredegar's cost basis in its investment in Harbinger, net of total withdrawal proceeds received and unrealized losses. Withdrawal proceeds were $0.5 million in 2012 and $0.6 million in 2011. The timing and amount of future installments of withdrawal proceeds was not known as of December 31, 2012. There were no realized gains or losses associated with our investment in Harbinger in 2012, 2011 and 2010. Gains on our investment in Harbinger, if any, will be recognized when the amounts expected to be collected from our withdrawal from the investment are known, which will likely be when cash in excess of our remaining carrying value is received. Losses will be recognized if management believes it is probable that future withdrawal proceeds will not exceed the remaining carrying value.

5 BUSINESS SEGMENTS

Our primary business segments are Film Products and Aluminum Extrusions. In February 2010, we started reporting an additional segment, Other, comprised of the start-up operations of Bright View and Falling Springs. Effective January 1, 2012, the operations and results of Bright View were incorporated into Film Products to leverage research and development efforts and accelerate new product development. Prior year balances for Bright View have been reclassified to Film Products to conform with the current year presentation. As discussed in Note 3, Falling Springs was divested in the fourth quarter of 2012. All historical results for this business have been reflected as discontinued operations. With the sale of Falling Springs, there is no longer an Other segment to report.

Information by business segment and geographic area for the last three years is provided below. There were no accounting transactions between segments and no allocations to segments. Net sales (sales less freight) and operating profit from ongoing operations are the measures of sales and operating profit used by the chief operating decision maker for purposes of assessing performance. Film Products' net sales to The Procter & Gamble Company ("P&G") totaled $264.0 million in 2012, $280.3 million in 2011 and $273.1 million in 2010. These amounts include plastic film sold to others that convert the film into materials used with products manufactured by P&G.

(In Thousands)	*Net Sales* 2012	2011	2010
Film Products	$ **611,877**	$ 535,540	$ 520,749
Aluminum Extrusions	**245,465**	240,392	199,639
Total net sales	**857,342**	775,932	720,388
Add back freight	**24,846**	18,488	17,812
Sales as shown in consolidated statements of income	$ **882,188**	$ 794,420	$ 738,200

(In Thousands)	*Operating Profit* 2012	2011	2010
Film Products:			
Ongoing operations	$ **69,950**	$ 59,493	$ 66,718
Plant shutdowns, asset impairments, restructurings and other (a)	**(109)**	(6,807)	(758)
Aluminum Extrusions:			
Ongoing operations	**9,037**	3,457	(4,154)
Plant shutdowns, asset impairments, restructurings and other (a)	**(5,427)**	58	493
Total	**73,451**	56,201	62,299
Interest income	**418**	1,023	709
Interest expense	**3,590**	1,926	1,136
Gain (loss) on investment accounted for under the fair value method (a)	**16,100**	1,600	(2,200)
Stock option-based compensation expense	**1,432**	1,940	2,064
Corporate expenses, net (a)	**23,443**	16,169	17,118
Income from continuing operations before income taxes	**61,504**	38,789	40,490
Income taxes (a)	**18,319**	10,244	13,649
Income from continuing operations	**43,185**	28,545	26,841
Income (loss) from discontinued operations (a)	**(14,934)**	(3,690)	186
Net income (loss)	$ **28,251**	$ 24,855	$ 27,027

(a) See Notes 1, 3, 4 and 18 for more information on losses associated with plant shutdowns, asset impairments and restructurings, unusual items, gains or losses from sale of assets, gains or losses on an investment accounted for under the fair value method and other items.

(b) We recognize in the balance sheets the funded status of each of our defined benefit pension and other postretirement plans. The funded status of our defined benefit pension plan was a net liability of $83.3 million, $57.8 million and $8.3 million in "Other noncurrent liabilities" as of December 31, 2012, 2011 and 2010. See Note 14 for more information on our pension and other postretirement plans.

(c) The difference between total consolidated sales as reported in the consolidated statements of income and segment and geographic net sales reported in this note is freight of $24.8 million in 2012, $18.5 million in 2011 and $17.8 million in 2010.

(d) Information on exports and foreign operations are provided on the next page. Cash and cash equivalents includes funds held in locations outside the U.S. of $28.6 million, $42.3 million and $35.7 million at December 31, 2012, 2011 and 2010, respectively. Export sales relate almost entirely to Film Products. Operations outside the U.S. in The Netherlands, Hungary, China, Italy (sold in 2011), Brazil and India also relate to Film Products. Sales from our locations in The Netherlands, Hungary and Italy are primarily to customers located in Europe. Sales from our locations in China (Guangzhou and Shanghai) are primarily to customers located in China, but also include other customers in Asia. Sales activity at the new film products manufacturing facility in India were not significant in 2011.

(In Thousands)	Identifiable Assets 2012	2011
Film Products	$ **551,842**	$ 574,571
Aluminum Extrusions	**129,279**	78,661
Subtotal	**681,121**	653,232
General corporate (b)	**53,222**	40,917
Cash and cash equivalents (d)	**48,822**	68,939
Continuing operations	**783,165**	763,088
Discontinued operations	**-**	17,522
Total	$ **783,165**	$ 780,610

(In Thousands)	Depreciation and Amortization 2012	2011	2010	Capital Expenditures 2012	2011	2010
Film Products	$ **39,202**	$ 36,315	$ 34,448	$ **30,484**	$ 13,107	$ 15,839
Aluminum Extrusions	**9,984**	8,333	9,054	**2,332**	2,697	4,339
Subtotal	**49,186**	44,648	43,502	**32,816**	15,804	20,178
General corporate	**73**	75	74	**436**	76	236
Continuing operations	**49,259**	44,723	43,576	**33,252**	15,880	20,414
Discontinued operations	**10**	12	12	**-**	-	4
Total	$ **49,269**	$ 44,735	$ 43,588	$ **33,252**	$ 15,880	$ 20,418

(In Thousands)	Net Sales by Geographic Area (d) 2012	2011	2010
United States	$ **480,041**	$ 462,479	$ 414,617
Exports from the United States to:			
Asia	**57,639**	56,050	68,818
Canada	**46,948**	49,428	50,534
Europe	**5,186**	6,171	8,572
Latin America	**3,145**	4,413	2,684
Operations outside the United States:			
Brazil	**121,373**	43,528	24,302
The Netherlands	**67,758**	80,509	81,945
Hungary	**41,285**	33,824	23,645
China	**30,636**	32,740	35,999
India	**3,331**	-	-
Italy	**-**	6,790	9,272
Total (c)	$ **857,342**	$ 775,932	$ 720,388

(In Thousands)	Identifiable Assets by Geographic Area (d) 2012	2011	Property, Plant & Equipment, Net by Geographic Area (d) 2012	2011
United States (b)	$ **412,822**	$ 369,173	$ **126,072**	$ 119,650
Operations outside the United States:				
Brazil	**181,663**	191,695	**77,723**	80,992
The Netherlands	**37,076**	40,973	**19,443**	24,850
China	**25,167**	28,469	**16,584**	18,931
Hungary	**17,887**	16,480	**7,782**	7,326
India	**6,506**	6,442	**4,653**	4,705
General corporate (b)	**53,222**	40,917	**1,160**	797
Cash and cash equivalents (d)	**48,822**	68,939	**n/a**	n/a
Continuing operations	**783,165**	763,088	**253,417**	257,251
Discontinued operations	**-**	17,522	**-**	23
Total	$ **783,165**	$ 780,610	$ **253,417**	$ 257,274

See footnotes on prior page and a reconciliation of net sales to sales as shown in the consolidated statements of income.

Net Sales by Product Group			
(In Thousands)	**2012**	**2011**	**2010**
Film Products:			
Personal care materials	**$ 327,161**	$ 352,376	$ 358,597
Flexible packaging films	**138,028**	28,256	-
Surface protection films	**69,627**	69,452	85,451
Polyethylene overwrap and polypropylene films	**63,796**	67,282	61,148
Films for other markets	**13,265**	18,174	15,553
Subtotal	**611,877**	535,540	520,749
Aluminum Extrusions:			
Nonresidential building & construction	**165,159**	166,229	134,467
Residential building & construction	**23,555**	31,444	29,554
Distribution	**15,227**	14,700	9,793
Consumer durables	**12,259**	4,784	3,532
Transportation	**11,757**	13,176	15,058
Machinery & equipment	**8,773**	5,665	2,571
Electrical	**6,140**	4,394	4,664
Other	**2,595**	-	-
Subtotal	**245,465**	240,392	199,639
Total	**$ 857,342**	$ 775,932	$ 720,388

See footnotes on prior pages and a reconciliation of net sales to sales as shown in the consolidated statements of income.

6 ACCOUNTS AND OTHER RECEIVABLES

Accounts and other receivable consist of the following:

(In Thousands)	**2012**	2011
Trade, less allowance for doubtful accounts and sales returns of $3,552 in 2012 and $3,539 in 2011	**$ 96,686**	$ 95,470
Other	**3,551**	2,315
Total	**$ 100,237**	$ 97,785

A reconciliation of the beginning and ending balances of the allowance for doubtful accounts and sales returns for the three years ended December 31, 2012 is as follows:

(In Thousands)	**2012**	2011	2010
Balance, beginning of year	**$ 3,539**	$ 5,286	$ 5,299
Charges to expense	**1,589**	1,525	1,779
Recoveries	**(1,076)**	(1,489)	(1,633)
Write-offs	**(588)**	(2,508)	(25)
Foreign exchange and other	**88**	725	(134)
Balance, end of year	**$ 3,552**	$ 3,539	$ 5,286

7 INVENTORIES

Inventories consist of the following:

(In Thousands)		2012		2011
Finished goods	$	**16,138**	$	11,103
Work-in-process		**7,451**		6,874
Raw materials		**28,758**		24,148
Stores, supplies and other		**22,323**		19,165
Total	$	**74,670**	$	61,290

Inventories stated on the LIFO basis amounted to $10.9 million at December 31, 2012 and $12.1 million at December 31, 2011, which are below replacement costs by approximately $20.5 million at December 31, 2012 and $20.2 million at December 31, 2011. During 2012, 2011 and 2010, certain inventories accounted for on a LIFO basis declined, which resulted in cost of goods sold being stated at below current replacement costs, by approximately $2.7 million in 2012 ($1.1 million in Film Products and $1.6 million in Aluminum Extrusions), $1.1 million in Film Products in 2011 and $2.6 million in 2010 ($0.9 million in Film Products and $1.7 million in Aluminum Extrusions).

8 GOODWILL AND OTHER INTANGIBLE ASSETS

The components of goodwill and other intangibles at December 31, 2012 and 2011, and related amortization periods for continuing operations are as follows:

(In Thousands)		2012		2011	Amortization Periods
Goodwill	$	**177,181**	$	165,372	Not amortized
Other identifiable intangibles					
Customer relationships (cost basis of $37,400 in 2012 and $32,600 in 2011)		**31,163**		30,850	10-12 years
Proprietary technology (cost basis of $21,516 in 2012 and $18,116 in 2011)		**17,145**		16,042	Not more than 15 years
Tradenames		**13,332**		9,049	Indefinite life
Non-compete agreements (cost basis of $4,302 in 2012 and $2,702 in 2011)		**2,359**		2,119	2 years
Total carrying value of other intangibles		**63,999**		58,060	
Total carrying value of goodwill and other intangibles	$	**241,180**	$	223,432	

A reconciliation of the beginning and ending balance of goodwill for each of the three years in the period ended December 31, 2012 is as follows:

(In Thousands)		2012		2011		2010
Net carrying value of goodwill, beginning of year	$	**165,372**	$	103,639	$	104,290
Acquisitions		**14,256**		63,214		-
Increase (decrease) due to foreign currency translation		**(2,447)**		(1,481)		(651)
Net carrying value of goodwill, end of year	$	**177,181**	$	165,372	$	103,639

Based on the severity of the economic downturn and its impact on the sales volumes of our aluminum extrusions business, the resulting operating loss in the first quarter of 2009, possible future losses and the uncertainty in the amount and timing of an economic recovery, a goodwill impairment charge of $30.6 million ($30.6 million after taxes) was recognized in Aluminum Extrusions in 2009. At December 31, 2012, the goodwill balance was $162.9 million for Film Products and $14.3 million for Aluminum Extrusions.

Amortization expense for continuing operations over the next five years is expected to be as follows:

Year	Amount (In Thousands)
2013	$ 6,786
2014	5,628
2015	4,903
2016	4,891
2017	4,891

9 FINANCIAL INSTRUMENTS

We use derivative financial instruments for the purpose of hedging margin exposure from fixed-price forward sales contracts in Aluminum Extrusions and currency exchange rate exposures that exist as part of ongoing business operations (primarily in Film Products). Our derivative financial instruments are designated as and qualify as cash flow hedges and are recognized in the consolidated balance sheet at fair value. The fair value of derivative instruments recorded on the consolidated balance sheets are based upon Level 2 inputs. If individual derivative instruments with the same counterparty can be settled on a net basis, we record the corresponding derivative fair values as a net asset or net liability.

In the normal course of business, we enter into fixed-price forward sales contracts with certain customers for the future sale of fixed quantities of aluminum extrusions at scheduled intervals. In order to hedge our margin exposure created from the fixing of future sales prices relative to volatile raw material (aluminum) costs, we enter into a combination of forward purchase commitments and futures contracts to acquire or hedge aluminum, based on the scheduled purchases for the firm sales commitments. The fixed-price firm sales commitments and related hedging instruments generally have durations of not more than 12 months, and the notional amount of aluminum futures contracts that hedged future purchases of aluminum to meet fixed-price forward sales contract obligations was $6.2 million (6.7 million pounds of aluminum) at December 31, 2012 and $10.8 million (11.0 million pounds of aluminum) at December 31, 2011.

The table below summarizes the location and gross amounts of aluminum derivative contract fair values in the consolidated balance sheets as of December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011	
(In Thousands)	Balance Sheet Account	Fair Value	Balance Sheet Account	Fair Value
Derivatives Designated as Hedging Instruments				
Asset derivatives:				
Aluminum futures contracts	Prepaid expenses and other	$ 226	Accrued expenses	$ 21
Liability derivatives:				
Aluminum futures contracts	Prepaid expenses and other	$ 88	Accrued expenses	$ 677
Derivatives Not Designated as Hedging Instruments				
Asset derivatives:				
Aluminum futures contracts		$ -	Accrued expenses	$ 18
Liability derivatives:				
Aluminum futures contracts		$ -	Accrued expenses	$ 18

In the event that a counterparty to an aluminum fixed-price forward sales contract chooses not to take delivery of its aluminum extrusions, the customer is contractually obligated to compensate us for any losses on the related aluminum futures and/or forward purchase contracts through the date of cancellation. The offsetting asset and liability positions for derivatives not designated as hedging instruments included in the table above are associated with the unwinding of aluminum futures contracts that relate to such cancellations.

We have future fixed Euro-denominated contractual payments for equipment being purchased as part of our multi-year capacity expansion project at our film products manufacturing facility in Cabo de Santo Agostinho, Brazil. We are using fixed rate Euro forward contracts with various settlement dates through November 2013 to hedge exchange rate exposure on these obligations. We had fixed rate forward contracts with outstanding notional amounts of €9.9 million as of December 31, 2012 (none at December 31, 2011).

The table below summarizes the location and gross amounts of foreign currency forward contract fair values in the consolidated balance sheets as of December 31, 2012 (none at December 31, 2011):

	December 31, 2012	
(In Thousands)	Balance Sheet Account	Fair Value
Derivatives Designated as Hedging Instruments		
Asset derivatives:		
Foreign currency forward contracts	Prepaid expenses and other	$ 948

We receive Euro-based royalty payments relating to our operations in Europe. From time to time we use zero-cost collar currency options to hedge a portion of our exposure to changes in cash flows due to variability in U.S. Dollar and Euro exchange rates. There were no outstanding notional amounts on these collars at December 31, 2012 and 2011 as there were no derivatives outstanding related to the hedging of royalty payments with currency options.

The counterparties to our forward purchase commitments are major aluminum brokers and suppliers, and the counterparties to our aluminum futures contracts are major financial institutions. Fixed-price forward sales contracts are only made available to our best and most credit-worthy customers. The counterparties to our foreign currency futures and zero-cost collar contracts are major financial institutions.

The pretax effect on net income (loss) and other comprehensive income (loss) of derivative instruments classified as cash flow hedges and described in the previous paragraphs for years ended December 31, 2012, 2011, and 2010 is summarized in the tables below:

(In Thousands)	Cash Flow Derivative Hedges					
	Aluminum Futures Contracts			Foreign Currency Forwards and Options		
Years Ended December 31,	2012	2011	2010	2012	2011	2010
Amount of pre-tax gain (loss) recognized in other comprehensive income	$ (232)	$ (802)	$ (102)	$ 1,421	$ -	$ (284)
Location of gain (loss) reclassified from accumulated other comprehensive income into net income (effective portion)	Cost of sales	Cost of sales	Cost of sales			Selling, general and admin. exp.
Amount of pre-tax gain (loss) reclassified from accumulated other comprehensive income to net income (effective portion)	$ (1,026)	$ 308	$ 641	$ -	$ -	$ (271)

Gains and losses on the ineffective portion of derivative instruments or derivative instruments that were not designated as hedging instruments were not significant in 2012, 2011 and 2010. For the years ended December 31, 2012, 2011 and 2010, unrealized net losses from hedges that were discontinued were not significant. As of December 31, 2012, we expect $0.1 million of unrealized after-tax gains on derivative instruments reported in accumulated other comprehensive income to be reclassified to earnings within the next 12 months.

10 ACCRUED EXPENSES

Accrued expenses consist of the following:

(In Thousands)		2012		2011
Payrolls, related taxes and medical and other benefits	$	**7,088**	$	4,700
Vacation		**6,124**		6,864
Contractual indemnification claims (see note 3)		**4,316**		4,740
Incentive compensation		**3,840**		3,003
Taxes other than federal income and payroll		**3,056**		3,350
Deferred revenue		**2,564**		1,863
Workers' compensation and disabilities		**2,457**		2,599
Other		**13,069**		13,769
Total	$	**42,514**	$	40,888

A reconciliation of the beginning and ending balances of accrued expenses associated with asset impairments and costs associated with exit and disposal activities for each of the three years in the period ended December 31, 2012 is as follows:

(In Thousands)		Severance		Long-Lived Asset Impairments		Other (a)		Total
Balance at January 1, 2010	$	823	$	-	$	3,158	$	3,981
2010:								
Charges		165		608		-		773
Cash spent		(751)		-		(1,565)		(2,316)
Charged against assets		-		(608)		-		(608)
Balance at December 31, 2010		237		-		1,593		1,830
2011:								
Charges		541		1,367		-		1,908
Cash spent		(581)				(1,593)		(2,174)
Charged against assets		-		(1,367)		-		(1,367)
Balance at December 31, 2011		197		-		-		197
2012:								
Charges		1,562		1,077		2,255		4,894
Cash spent		(1,463)				(1,670)		(3,133)
Charged against assets		-		(1,077)		-		(1,077)
Balance at December 31, 2012	$	296	$	-	$	585	$	881

(a) Other includes primarily accrued losses on a sub-lease at a facility in Princeton, New Jersey and other shutdown-related costs associated with the shutdown of our aluminum extrusions manaufacturing facility in Kentland, Indiana.

See Note 18 for more information on plant shutdowns, asset impairments and restructurings of continuing operations.

11 DEBT AND CREDIT AGREEMENTS

On April 23, 2012, we entered into a $350 million five-year, unsecured revolving credit facility (the "Credit Agreement"), with an option to increase that amount by an additional $75 million. The Credit Agreement replaced our previous $300 million four-year, unsecured revolving credit facility that was due to expire on June 21, 2014. In connection with the refinancing, we borrowed $102 million under the Credit Agreement, which was used, together with available cash on hand, to repay all indebtedness under our previous revolving credit facility.

Borrowings under the Credit Agreement bear an interest rate of LIBOR plus a credit spread and commitment fees charged on the unused amount under the Credit Agreement at various indebtedness-to-adjusted-EBITDA levels as follows:

Pricing Under Revolving Credit Agreement (Basis Points)		
Indebtedness-to-Adjusted EBITDA Ratio	Credit Spread Over LIBOR	Commitment Fee
> 2.0x but <= 3.0x	200	35
> 1.0x but <=2.0x	175	30
<= 1.0x	150	25

At December 31, 2012, the interest cost on debt borrowed under the Credit Agreement was priced at one-month LIBOR plus the applicable credit spread of 150 basis points.

The most restrictive covenants in the Credit Agreement include:

- Maximum indebtedness-to-adjusted EBITDA of 3.0x;
- Minimum adjusted EBIT-to-interest expense of 2.5x;
- Maximum aggregate distributions to shareholders over the term of the Credit Agreement of $100 million plus, beginning with the fiscal quarter ended March 31, 2012, 50% of net income; and
- Minimum shareholders' equity at any point during the term of the Credit Agreement of at least $320 million increased on a cumulative basis at the end of each fiscal quarter, beginning with the fiscal quarter ended March 31, 2012, by an amount equal to 50% of net income (to the extent positive).

At December 31, 2012, based upon the most restrictive covenants within the Credit Agreement, available credit under the Credit Agreement was approximately $199 million. Total debt due and outstanding at December 31, 2012 is summarized below:

Debt Due and Outstanding at December 31, 2012 (In Thousands)			
Year Due	Credit Agreement	Other	Total Debt Due
2013	$ -	$ -	$ -
2014	-	-	-
2015	-	-	-
2016	-	-	-
2017	128,000	-	128,000
Total	$ 128,000	$ -	$ 128,000

We believe we were in compliance with all of our debt covenants as of December 31, 2012. Noncompliance with any of the debt covenants may have a material adverse effect on financial condition or liquidity in the event such noncompliance cannot be cured or should we be unable to obtain a waiver from the lenders. Renegotiation of the covenant through an amendment to the Credit Agreement may effectively cure the noncompliance, but may have an effect on financial condition or liquidity depending upon how the covenant is renegotiated.

12 SHAREHOLDER RIGHTS AGREEMENT

Pursuant to an Amended and Restated Rights Agreement, dated as of June 30, 2009, with Computershare Investor Services, as Rights Agent (essentially renewing and extending our Rights Agreement, dated as of June 30, 1999), as amended, one right is attendant to each share of our common stock ("Right"). All Rights outstanding under the previous Rights Plan remain outstanding under the Amended and Restated Rights Agreement.

Each Right entitles the registered holder to purchase from Tredegar one one-hundredth of a share of Participating Cumulative Preferred Stock, Series A (the "Preferred Stock"), at an exercise price of $150 (the "Purchase Price"). The Rights will become exercisable, if not earlier redeemed, only if a person or group acquires 15% or more of the outstanding shares of our common stock (thereby becoming an "Acquiring Person") or announces a tender offer that would result in ownership by a person or group of 15% or more of our common stock. Any action by a person or group whose beneficial ownership was reported on Amendment No. 4 to the Schedule 13D filed with respect to Tredegar on March 20, 1997, cannot cause such person or group to become an Acquiring Person and thereby cause the Rights to become exercisable.

Each holder of a Right, upon the occurrence of certain events, will become entitled to receive, upon exercise and payment of the Purchase Price, Preferred Stock (or in certain circumstances, cash, property or other securities of Tredegar or a potential acquirer) having a value equal to twice the amount of the Purchase Price.

The Rights are scheduled to expire on June 30, 2019.

13 STOCK OPTION AND STOCK AWARD PLANS

We have one equity incentive plan under which stock options may be granted to purchase a specified number of shares of common stock at a price no lower than the fair market value on the date of grant and for a term not to exceed 10 years. In addition, we have one other equity incentive plan under which there are options that remain outstanding, but no future grants can be made. Prior to 2012, employee options ordinarily vest two years from the date of grant. Employee options granted in 2012 and thereafter ordinarily vest over a four year period, with a quarter of the options granted vesting on each year on the grant date anniversary. The option plans also permit the grant of stock appreciation rights ("SARs"), stock, restricted stock, stock unit awards and incentive awards. Restricted stock grants ordinarily vest three years from the date of grant based upon continued employment and/or the achievement of certain performance targets. No SARs have been granted since 1992 and none are currently outstanding.

A summary of our stock options outstanding at December 31, 2012, 2011 and 2010, and changes during those years, is presented below:

		Option Exercise Price/Share						
	Number of Options		Range					Weighted Average
Outstanding at January 1, 2010	796,175	$	13.95	to	$	19.52	$	16.29
Granted	316,000		16.66	to		17.54		17.15
Forfeited and Expired	(29,325)		13.95	to		18.12		16.37
Exercised	(65,575)		13.95	to		15.80		15.04
Outstanding at December 31, 2010	1,017,275		13.95	to		19.52		16.64
Granted	235,800		16.87	to		19.84		19.79
Forfeited and Expired	(51,800)		13.95	to		19.84		16.78
Exercised	(79,775)		13.95	to		18.12		15.11
Outstanding at December 31, 2011	1,121,500		14.06	to		19.84		17.40
Granted	182,100		18.51	to		19.40		19.34
Forfeited and Expired	(50,300)		15.80	to		19.84		19.34
Exercised	(176,600)		14.72	to		18.12		16.33
Outstanding at December 31, 2012	1,076,700	$	14.06	to	$	19.84	$	17.81

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2012:

Range of Exercise Prices				Options Outstanding at December 31, 2012				Options Exercisable at December 31, 2012		
				Weighted Average		Aggregate Intrinsic Value (In Thousands)			Weighted Average Exercise Price	Aggregate Intrinsic Value (In Thousands)
			Shares	Remaining Contractual Life (Years)	Exercise Price			Shares		
$ -	to	$ 15.00	35,500	2.9	$ 14.20	$ 221		35,500	$ 14.20	$ 221
15.01	to	17.00	218,800	3.5	15.79	1,013		217,000	15.78	1,006
17.01	to	20.00	822,400	5.0	18.51	1,572		462,300	17.66	1,276
Total			1,076,700	4.7	$ 17.81	$ 2,806		714,800	$ 16.92	$ 2,503

The following table summarizes additional information about non-vested restricted stock outstanding at December 31, 2012:

	Non-vested Restricted Stock			Maximum Non-vested Restricted Stock Units Issuable Upon Satisfaction of Certain Performance Criteria		
	Number of Shares	Wgtd. Ave. Grant Date Fair Value/Sh.	Grant Date Fair Value (In Thousands)	Number of Shares	Wgtd. Ave. Grant Date Fair Value/Sh.	Grant Date Fair Value (In Thousands)
Outstanding at January 1, 2010	45,750	$ 17.70	$ 810	72,175	$ 17.64	$ 1,273
Granted	56,717	17.23	977	82,750	16.83	1,393
Vested	(8,284)	17.84	(148)	-	-	-
Forfeited	(333)	18.12	(6)	(4,000)	17.10	(68)
Outstanding at December 31, 2010	93,850	17.40	1,633	150,925	17.21	2,598
Granted	51,360	19.42	997	88,900	19.32	1,718
Vested	(18,060)	17.20	(311)	(66,925)	17.68	(1,183)
Forfeited	(1,000)	17.13	(17)	(87,900)	16.93	(1,488)
Outstanding at December 31, 2011	126,150	18.25	2,302	85,000	19.35	1,645
Granted	94,949	19.06	1,810	87,200	18.79	1,638
Vested	(60,357)	18.01	(1,087)	-	-	-
Forfeited	(16,842)	18.82	(317)	(80,400)	19.31	(1,553)
Outstanding at December 31, 2012	143,900	$ 18.82	$ 2,708	91,800	$ 18.85	$ 1,730

The total intrinsic value of stock options exercised was $0.5 million in 2012, $0.4 million in 2011 and $0.2 million in 2010. The grant-date fair value of stock option-based awards vested was $2.1 million in 2012, $1.9 million in 2011 and $1.9 million in 2010. As of December 31, 2012, there was unrecognized compensation cost of $0.8 million related to stock option-based awards and $1.3 million related to non-vested restricted stock and other stock-based awards. This cost is expected to be recognized over the remaining weighted average period of 0.9 years for stock option-based awards and 1.6 years for non-vested restricted stock and other stock-based awards.

Stock options exercisable totaled 714,800 at December 31, 2012 and 600,400 shares at December 31, 2011. Stock options available for grant totaled 2,607,001 shares at December 31, 2012.

14 RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS

We sponsor noncontributory defined benefit (pension) plans covering most employees. The plans for salaried and hourly employees currently in effect are based on a formula using the participant's years of service and compensation or using the participant's years of service and a dollar amount. The plan is closed to new participants, and based on plan changes announced in 2006, pay for active participants of the plan was frozen as of December 31, 2007.

In addition to providing pension benefits, we provide postretirement life insurance and health care benefits for certain groups of employees. Tredegar and retirees share in the cost of postretirement health care benefits, with employees hired on or before January 1, 1993, receiving a fixed subsidy to cover a portion of their health care premiums. We eliminated prescription drug coverage for Medicare-eligible retirees as of January 1, 2006. Consequently, we are not eligible for any federal subsidies.

The following tables reconcile the changes in benefit obligations and plan assets in 2012 and 2011, and reconcile the funded status to prepaid or accrued cost at December 31, 2012 and 2011:

	Pension Benefits		Other Post-Retirement Benefits	
(In Thousands)	**2012**	2011	**2012**	2011
Change in benefit obligation:				
Benefit obligation, beginning of year	**$ 272,436**	$ 247,969	**$ 8,422**	$ 7,350
Service cost	**3,657**	3,361	**58**	54
Interest cost	**13,084**	13,024	**385**	395
Effect of actuarial (gains) losses related to the following:				
Discount rate change	**26,843**	16,986	**549**	414
Retirement rate assumptions and mortality table adjustments	**-**	6,314	**-**	(52)
Retiree medical participation rate change	**-**	-	**-**	449
Other	**(1,372)**	(3,399)	**(243)**	122
Benefits paid	**(12,363)**	(11,819)	**(292)**	(310)
Benefit obligation, end of year	**$ 302,285**	$ 272,436	**$ 8,879**	$ 8,422
Change in plan assets:				
Plan assets at fair value, beginning of year	**$ 214,647**	$ 239,706	**$ -**	$ -
Actual return on plan assets	**14,455**	(13,413)	**-**	-
Employer contributions	**2,296**	173	**292**	310
Benefits paid	**(12,363)**	(11,819)	**(292)**	(310)
Plan assets at fair value, end of year	**$ 219,035**	$ 214,647	**$ -**	$ -
Funded status of the plans	**$ (83,250)**	$ (57,789)	**$ (8,879)**	$ (8,422)
Amounts recognized in the consolidated balance sheets:				
Prepaid benefit cost	**$ -**	$ -	**$ -**	$ -
Accrued benefit liability	**(83,250)**	(57,789)	**(8,879)**	(8,422)
Net amount recognized	**$ (83,250)**	$ (57,789)	**$ (8,879)**	$ (8,422)

Assumptions used for financial reporting purposes to compute net benefit income or cost and benefit obligations for continuing operations, and the components of net periodic benefit income or cost for continuing operations, are as follows:

(In Thousands, Except Percentages)	Pension Benefits 2012	Pension Benefits 2011	Pension Benefits 2010	Other Post-Retirement Benefits 2012	Other Post-Retirement Benefits 2011	Other Post-Retirement Benefits 2010
Weighted-average assumptions used to determine benefit obligations:						
Discount rate	**4.21%**	4.95%	5.45%	**4.10%**	4.90%	5.35%
Rate of compensation increases	**n/a**	n/a	n/a	**n/a**	n/a	n/a
Weighted-average assumptions used to determine net periodic benefit cost:						
Discount rate	**4.95%**	5.45%	5.70%	**4.90%**	5.35%	5.75%
Rate of compensation increases	**n/a**	n/a	n/a	**n/a**	n/a	n/a
Expected long-term return on plan assets	**7.75%**	8.00%	8.25%	**n/a**	n/a	n/a
Components of net periodic benefit cost:						
Service cost	**$ (3,657)**	$ (3,361)	$ (3,315)	**$ (58)**	$ (54)	$ (76)
Interest cost	**(13,084)**	(13,024)	(13,071)	**(385)**	(395)	(467)
Expected return on plan assets	**19,108**	20,448	20,530	**-**	-	-
Amortization of prior service costs and gains or losses	**(10,377)**	(6,359)	(4,806)	**241**	264	79
Settlement/curtailment	**(99)**	-	-	**-**	-	-
Net periodic benefit cost	**$ (8,109)**	$ (2,296)	$ (662)	**$ (202)**	$ (185)	$ (464)

Net benefit income or cost is determined using assumptions at the beginning of each year. Funded status is determined using assumptions at the end of each year. Pension and other postretirement liabilities for continuing operations of $92.1 million and $66.2 million are included in "Other noncurrent liabilities" in the consolidated balance sheets at December 31, 2012 and 2011, respectively. The amount of our accumulated benefit obligation is the same as our projected benefit obligation.

At December 31, 2012, the effect of a 1% change in the health care cost trend rate assumptions would be immaterial.

Expected benefit payments for continuing operations over the next five years and in the aggregate for 2018-2022 are as follows:

(In Thousands)	Pension Benefits	Other Post-Retirement Benefits
2013	$ 13,797	$ 474
2014	14,559	492
2015	15,316	507
2016	15,883	522
2017	16,442	530
2018 - 2022	89,505	2,731

Amounts recognized in 2012, 2011 and 2010 before related deferred income taxes in accumulated other comprehensive income consist of:

(In Thousands)	Pension			Other Post-Retirement		
	2012	2011	2010	**2012**	2011	2010
Prior service cost (benefit)	**$ (887)**	$ (1,890)	$ (2,966)	**$ -**	$ -	$ -
Net actuarial (gain) loss	**167,009**	148,364	102,037	**(855)**	(1,401)	(2,598)

The amounts before related deferred income taxes in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit or cost during 2013 are as follows:

(In Thousands)	Pension	Other Post-Retirement
Prior service cost (benefit)	$ (1,184)	$ -
Net actuarial (gain) loss	15,943	(162)

The percentage composition of assets held by pension plans for continuing operations at December 31, 2012, 2011 and 2010 are as follows:

	% Composition of Plan Assets at December 31,		
	2012	2011	2010
Pension plans related to continuing operations:			
Fixed income securities	**14.7 %**	**9.7 %**	1.9 %
Large/mid-capitalization equity securities	**10.9**	**15.9**	22.3
Small-capitalization equity securities	**5.4**	**6.2**	6.7
International and emerging market equity securities	**10.0**	**14.3**	21.6
Total equity securities	**26.3**	**36.4**	50.6
Private equity and hedge funds	**50.0**	**41.8**	42.7
Other assets	**9.0**	**12.1**	4.8
Total for continuing operations	**100.0 %**	**100.0 %**	100.0 %

Our targeted allocation percentage for pension plan assets and the expected long-term rate of return on assets is as follows:

	Target % Composition of Plan Assets *	Expected Long-term Return %
Pension plans related to continuing operations:		
Fixed income securities	32.0 %	5.5 %
Large/mid-capitalization equity securities	10.0	9.0
Small-capitalization equity securities	4.0	10.2
International and emerging market equity securities	13.0	9.9
Total equity securities	27.0	9.6
Private equity and hedge funds	41.0	8.4
Other assets	-	-
Total for continuing operations	100.0 %	7.8 %

* Target percentages for the composition of plan assets represents a neutral position within the approved range of allocations for such assets.

Expected long-term returns are estimated by asset class and generally are based on inflation-adjusted historical returns, volatilities, risk premiums and managed asset premiums. The portfolio of fixed income securities is structured with maturities that generally match estimated benefit payments over the next 1-2 years. Other assets are primarily comprised of cash and contracts with insurance companies. Our primary investment objective is to maximize total return with a strong emphasis on the preservation of capital. We believe that over the long term a diversified portfolio of fixed income securities, equity securities, hedge funds and private equity funds has a better risk-return profile than fixed income securities alone. The average remaining duration of benefit payments for our pension plans is about 13 years. We expect our required contributions to be approximately $0.2 million in 2013.

Estimates of the fair value of assets held by our pension plans are provided by third parties not affiliated with Tredegar. At December 31, 2012, the pension plan assets are categorized by level within the fair value measurement hierarchy as follows:

(In Thousands) December 31, 2012	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Signficant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Large/mid-capitalization equity securities	$ 23,845	$ 23,845	$ -	$ -
Small-capitalization equity securities	11,914	11,914	-	-
International and emerging market equity securities	21,827	8,814	13,013	-
Fixed income securities	32,150	18,080	14,070	-
Private equity and hedge funds	109,690	-	101,334	8,356
Other assets	10,256	10,256	-	-
Total plan assets at fair value	$ 209,682	$ 72,909	$ 128,417	$ 8,356
Contracts with insurance companies	9,353			
Total plan assets, December 31, 2012	$ 219,035			
December 31, 2011				
Large/mid-capitalization equity securities	$ 34,095	$ 31,490	$ 2,605	$ -
Small-capitalization equity securities	13,281	13,281	-	-
International and emerging market equity securities	30,611	30,611	-	-
Fixed income securities	20,895	10,960	9,935	-
Private equity and hedge funds	89,620	-	82,628	6,992
Other assets	16,899	11,899	5,000	-
Total plan assets at fair value	$ 205,401	$ 98,241	$ 100,168	$ 6,992
Contracts with insurance companies	9,246			
Total plan assets, December 31, 2011	$ 214,647			

For fair value measurements of plan assets using significant unobservable inputs (Level 3), a reconciliation of the balances from January 1, 2011 to December 31, 2012 are as follows:

(In Thousands)		Private equity and hedge funds
Balance at January 1, 2011	$	8,042
Purchases		2,554
Sales		(663)
Distributions		(2,673)
Actual return on plan assets still held at year end		(268)
Transfers in and/or out of Level 3		-
Balance at December 31, 2011		6,992
Purchases		3,767
Sales		-
Distributions		(2,094)
Actual return on plan assets still held at year end		(309)
Transfers in and/or out of Level 3		-
Balance at December 31, 2012	$	8,356

We also have a non-qualified supplemental pension plan covering certain employees. Effective December 31, 2005, further participation in this plan was terminated and benefit accruals for existing participants were frozen. The plan was designed to restore all or a part of the pension benefits that would have been payable to designated participants from our principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to this unfunded plan was $2.8 million at December 31, 2012 and $2.6 million at December 31, 2011. Pension expense recognized for this plan was $0.1 million in 2012, $0.1 million in 2011 and $0.2 million in 2010. This information has been included in the preceding pension benefit tables.

Approximately 101 employees at our films manufacturing facility in Kerkrade, The Netherlands are covered by a collective bargaining agreement that includes participation in a multi-employer pension plan. Pension expense recognized for participation in this plan, which is equal to required contributions, was $0.5 million in 2012, $0.6 million in 2011 and $0.6 million in 2010. This information has been excluded from the preceding pension benefit tables.

15 SAVINGS PLAN

We have a savings plan that allows eligible employees to voluntarily contribute a percentage of their compensation up to Internal Revenue Service ("IRS") limitations. Effective January 1, 2007, the provisions of the savings plan provided the following benefits for salaried and certain hourly employees:

- The company makes matching contributions to the savings plan of $1 for every $1 of employee contribution. The maximum matching contribution is 6% of base pay for 2007-2009 and 5% of base pay thereafter.
- The savings plan includes immediate vesting for active employees of past matching contributions as well as future matching contributions when made (compared with the previous 5-year graded vesting) and automatic enrollment at 3% of base pay unless the employee opts out or elects a different percentage.

We also have a non-qualified plan that restores matching benefits for employees suspended from the savings plan due to certain limitations imposed by income tax regulations. Charges recognized for these plans were $2.5 million in 2012, $2.5 million in 2011 and $2.6 million in 2010. Our liability under the restoration plan was $1.6 million at December 31, 2012 (consisting of 78,615 phantom shares of common stock) and $1.6 million at December 31, 2011 (consisting of 70,588 phantom shares of common stock) and valued at the closing market price on those dates.

The Tredegar Corporation Benefits Plan Trust (the "Trust") purchased 7,200 shares of our common stock in 1998 for $0.2 million and 46,671 shares of our common stock in 1997 for $1.0 million, as a partial hedge against the phantom shares held in the restoration plan. There have been no shares purchased since 1997 except for re-invested dividends. The cost of the shares held by the Trust is shown as a reduction to shareholders' equity in the consolidated balance sheets.

16 RENTAL EXPENSE AND CONTRACTUAL COMMITMENTS

Rental expense for continuing operations was $3.6 million in 2012, $3.2 million in 2011 and $2.9 million in 2010. Rental commitments under all non-cancelable operating leases for continuing operations as of December 31, 2012, are as follows:

Year	Amount (In Thousands)
2013	$ 2,156
2014	1,968
2015	1,297
2016	1,198
2017	1,208
Remainder	1,100
Total	$ 8,927

Contractual obligations for plant construction and purchases of real property and equipment amounted to $16.4 million at December 31, 2012. Film Products has various contractual commitments of approximately $14 million in 2013 associated with our multi-year capacity expansion project in Cabo de Santo Agostinho.

17 INCOME TAXES

Income from continuing operations before income taxes and income taxes are as follows:

(In Thousands)	**2012**	2011	2010
Income from continuing operations before income taxes:			
Domestic	**$ 35,488**	$ 29,491	$ 30,430
Foreign	**26,016**	9,298	10,060
Total	**$ 61,504**	$ 38,789	$ 40,490
Current income taxes:			
Federal	**$ 10,905**	$ 2,958	$ 14,329
State	**796**	639	1,409
Foreign	**7,372**	4,500	4,308
Total	**19,073**	8,097	20,046
Deferred income taxes:			
Federal	**1,212**	3,243	(6,225)
State	**163**	(211)	(771)
Foreign	**(2,129)**	(885)	599
Total	**(754)**	2,147	(6,397)
Total income taxes	**$ 18,319**	$ 10,244	$ 13,649

The significant differences between the U.S. federal statutory rate and the effective income tax rate for continuing operations are as follows:

	Percent of Income Before Income Taxes for Continuing Operations		
	2012	2011	2010
Income tax expense at federal statutory rate	**35.0**	35.0	35.0
Valuation allowance for capital loss carry-forwards	**1.9**	.9	.5
State taxes, net of federal income tax benefit	**1.1**	1.7	.9
Unremitted earnings from foreign operations	**.6**	1.8	1.3
Non-deductible expenses	**.3**	.8	.3
Non-deductible acquisition expenses	-	3.5	-
Write-off of tax receivable from indemnification	-	-	1.8
Research and development tax credit	-	(1.0)	(.8)
Deduction for divestiture of subsidiary stock	-	(15.3)	-
Valuation allowance for foreign operating loss carry-forwards	**(.1)**	1.4	1.3
Reversal of income tax contingency accruals and tax settlements	**(.5)**	.3	.6
Changes in estimates related to prior year tax provision	**(.5)**	(.1)	(4.1)
Domestic Production Activities Deduction	**(.6)**	-	(1.1)
Foreign rate differences	**(.6)**	(.7)	(1.8)
Tax incentive	**(7.0)**	(1.8)	-
Other	**.2**	(.1)	(.2)
Effective income tax rate	**29.8**	26.4	33.7

The Brazilian federal statutory income tax rate is a composite of 34.0% (25.0% of income tax and 9.0% of social contribution on income). Terphane's manufacturing facility in Brazil is the beneficiary of certain income tax incentives that allow for a reduction in the statutory Brazilian federal income tax rate levied on the operating profit of its products. These incentives produce a current tax rate of 15.25% for Terphane Ltda. (6.25% of income tax and 9.0% social contribution on income). The current incentives will expire at the end of 2014, but we anticipate that we will qualify for additional incentives that will extend beyond 2014. The benefit from the tax incentives was $4.3 million (13 cents per share) and $0.7 million (2 cents per share) in 2012 and 2011, respectively.

Deferred tax liabilities and deferred tax assets at December 31, 2012 and 2011, are as follows:

(In Thousands)		2012		2011
Deferred tax liabilities:				
Amortization of goodwill	$	**47,956**	$	48,407
Depreciation		**34,110**		40,754
Foreign currency translation gain adjustment		**8,795**		8,638
Derivative financial instruments		**568**		-
Total deferred tax liabilities		**91,429**		97,799
Deferred tax assets:				
Pensions		**30,488**		21,169
Employee benefits		**10,532**		9,841
Excess capital losses and book/tax basis differences on investments		**4,923**		5,514
Asset write-offs, divestitures and environmental accruals		**3,234**		3,177
Inventory		**2,086**		2,439
Tax benefit on state and foreign NOL and credit carry forwards		**1,676**		1,898
Allowance for doubtful accounts and sales returns		**756**		919
Timing adjustment for unrecognized tax benefits on uncertain tax positions, including portion relating to interest and penalties		**236**		360
Derivative financial instruments		**-**		249
Other		**974**		1,024
Deferred tax assets before valuation allowance		**54,905**		46,590
Less: Valuation allowance		**18,635**		12,427
Total deferred tax assets		**36,270**		34,163
Net deferred tax liability	$	**55,159**	$	63,636
Included in the balance sheet:				
Noncurrent deferred tax liabilities in excess of assets	$	**60,773**	$	70,769
Current deferred tax assets in excess of liabilities		**5,614**		7,133
Net deferred tax liability	$	**55,159**	$	63,636

Except as noted below, we believe that it is more likely than not that future taxable income will exceed future tax deductible amounts thereby resulting in the realization of deferred tax assets. A valuation allowance of $1.3 million at December 31, 2012 and 2011, respectively, is provided against the tax benefit on state and foreign net operating loss carryforwards for possible future tax benefits on domestic state and foreign operating losses generated by certain foreign and domestic subsidiaries that may not be recoverable in the carry-forward period. In addition, the valuation allowance for excess capital losses from investments and other related items was increased from $9.3 million at December 31, 2011 to $15.5 million at December 31, 2012 due to changes in the relative amounts of capital gains and losses generated during the year. The amount of the deferred tax asset considered realizable, however, could be adjusted in the near term if estimates of the fair value of certain investments during the carryforward period change. The valuation allowance for asset impairments in foreign jurisdictions where we believe it is more likely than not that the deferred tax asset will not be realized increased from $1.8 million in 2011 to $1.9 million in 2012.

A reconciliation of our unrecognized uncertain tax positions since January 1, 2010, is shown below:

(In Thousands)	Years Ended December 31, 2012	2011	2010
Balance at beginning of period	**$ 1,025**	$ 1,065	$ 996
Increase (decrease) due to tax positions taken in:			
Current period	**432**	185	184
Prior period	**(21)**	10	493
Increase (decrease) due to settlements with taxing authorities	**(398)**	-	(375)
Reductions due to lapse of statute of limitations	**(128)**	(235)	(233)
Balance at end of period	**$ 910**	$ 1,025	$ 1,065

Additional information related to our unrecognized uncertain tax positions since January 1, 2010 is summarized below:

(In Thousands)	Years Ended December 31, 2012	2011	2010
Gross unrecognized tax benefits on uncertain tax positions (reflected in current income tax and other noncurrent liability accounts in the balance sheet)	**$ 910**	$ 1,025	$ 1,065
Deferred income tax assets related to unrecognized tax benefits on uncertain tax positions (reflected in deferred income tax accounts in the balance sheet)	**(212)**	(219)	(234)
Net unrecognized tax benefits on uncertain tax positions, which would impact the effective tax rate if recognized	**698**	806	831
Interest and penalties accrued on deductions taken relating to uncertain tax positions (approximately $(300), $200 and $(400) reflected in income tax expense in the income statement in 2012, 2011 and 2010, respectively, with the balance shown in current income tax and other noncurrent liability accounts in the balance sheet)	**60**	373	125
Related deferred income tax assets recognized on interest and penalties	**(23)**	(141)	(46)
Interest and penalties accrued on uncertain tax positions net of related deferred income tax benefits, which would impact the effective tax rate if recognized	**37**	232	79
Total net unrecognized tax benefits on uncertain tax positions reflected in the balance sheet, which would impact the effective tax rate if recognized	**$ 735**	$ 1,038	$ 910

We claimed an ordinary loss on the write-off of our investment in our aluminum extrusions operations in Canada (sold in February 2008) on our 2008 consolidated tax return (included in discontinued operations in the consolidated statement of income in 2007). During an audit, the IRS challenged the ordinary nature of the loss, asserting that the loss should be re-characterized as capital in nature. Had the IRS prevailed in final, non-appealable determinations, it is possible that the matter would have resulted in additional tax payments of up to $12 million, plus any interest and penalties. Prior to issuing a Notice of Deficiency, however, the IRS revised their audit report to allow the ordinary loss treatment to stand. The audit findings have been confirmed by the IRS Joint Committee review, and we expect no further challenge on this issue.

Tredegar and its subsidiaries file income tax returns in the U.S., various states and jurisdictions outside the U.S. Except for refund claims and amended returns, the IRS has provided written confirmation that they do not plan to make any additional changes to our U.S. consolidated tax returns for the years prior to 2010, although the federal statute of limitations was extended for the tax years 2006-2009 through December 31, 2013. With few exceptions, Tredegar and its subsidiaries are no longer subject to state or non-U.S. income tax examinations by tax authorities for years before 2009. We believe that it is reasonably possible that approximately $0.1 million of the balance of unrecognized state tax positions may be recognized within the next twelve months as a result of a lapse of the statute of limitations.

18 LOSSES ASSOCIATED WITH PLANT SHUTDOWNS, ASSET IMPAIRMENTS AND RESTRUCTURINGS, UNUSUAL ITEMS, GAINS FROM SALE OF ASSETS AND OTHER ITEMS

Losses associated with plant shutdowns, asset impairments, restructurings and other charges for continuing operations in 2012 (as shown in the segment operating profit table in Note 5) totaled $5.5 million ($3.6 million after taxes), and unless otherwise noted below, are also included in "Asset impairments and costs associated with exit and disposal activities" in the consolidated statements of income. Results in 2012 included:

- A fourth quarter charge of $0.9 million ($0.5 million after taxes), a third quarter charge of $0.8 million ($0.5 million after taxes), a second quarter charge of $1.0 million ($0.7 million after taxes) and a first quarter charge of $0.9 million ($0.5 million after taxes) associated with the shutdown of the aluminum extrusions manufacturing facility in Kentland, Indiana, which includes accelerated depreciation for property, plant and equipment of $2.4 million (included in "Cost of goods sold" in the consolidated statements of income), severance and other employee related expenses of $1.2 million and other shutdown-related charges of $2.3 million, partially offset by adjustments to inventories accounted for under the LIFO method of $1.5 million (included in "Cost of goods sold" in the consolidated statements of income) and gains on the sale of equipment of $0.8 million (included in "Other income (expense), net" in the consolidated statements of income);
- A fourth quarter gain of $1.3 million ($0.7 million after taxes) in Film Products (included in "Other income (expense), net" in the consolidated statements of income) associated with an insurance recovery on idle equipment that was destroyed in a fire at an outside warehouse;
- A fourth quarter charge of $0.9 million ($0.6 million after taxes) and a third quarter charge of $0.3 million ($0.2 million after taxes) for acquisition-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the acquisition of AACOA by Aluminum Extrusions (see discussion below for further detail);
- A fourth quarter charge of $0.1 million ($0.1 million after taxes), a third quarter charge of $0.1 million ($0.1 million after taxes), a second quarter charge of $0.6 million ($0.4 million after taxes) and a first quarter charge of $0.3 million ($0.2 million after taxes) for integration-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the Film Products acquisition of Terphane;
- A fourth quarter gain of $1.1 million ($0.6 million after taxes) related to the sale of a previously shutdown film products manufacturing facility in LaGrange, Georgia;
- A second quarter charge of $0.8 million ($0.5 million after taxes) for asset impairments associated with a previously shutdown film products manufacturing facility in LaGrange, Georgia;
- A fourth quarter charge of $0.2 million ($0.1 million after taxes) and a second quarter charge of $0.1 million ($46,000 after taxes) in Film Products and a first quarter charge of $0.2 million ($0.1 million after taxes) in Aluminum Extrusions for severance and other employee-related costs in connection with restructurings;
- A fourth quarter charge of $0.2 million ($0.2 million after taxes) for asset impairments in Film Products;
- A fourth quarter charge of $0.2 million ($0.1 million after taxes) for integration-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the Aluminum Extrusions' acquisition of AACOA;
- A fourth quarter charge of $0.1 million ($0.1 million after taxes) associated with purchase accounting adjustments made to the value of inventory sold by Aluminum Extrusions after its acquisition of AACOA (included in "Cost of goods sold" in the consolidated statements of income); and
- A fourth quarter charge of $0.1 million ($49,000 after taxes) related to expected future environmental costs at our aluminum extrusions manufacturing facility in Newnan, Georgia (included in "Cost of goods sold" in the consolidated statements of income).

Total acquisition-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the acquisition of AACOA by Aluminum Extrusions were $2.0 million in 2012. Acquisitions-related expenses of $0.8 million were recorded to "Corporate expenses, net" in the segment operating profit table in Note 5 during the first and second quarters of 2012, and as noted above, acquisitions-related expenses of $1.2 million were recorded to "Losses associated with plant shutdowns, asset impairments, restructurings and other charges" for Aluminum Extrusions in the segment operating profit table in Note 5 during the third and fourth quarters of 2012.

Results in 2012 include an unrealized gain from our investment in Intelliject of $16.1 million ($10.2 million after taxes), which is accounted for under the fair value method. An unrealized loss on our investment in Harbinger of $1.1 million ($0.7 million after taxes) was recorded in 2012 as a result of a reduction in the fair value of our investment that is not expected to be temporary. See Note 4 for additional information on investments.

The estimated fair value of machinery and equipment that was evaluated for impairment was primarily based on our estimates of the proceeds that we would receive if and/or when assets are sold. Our estimates of the remaining fair value for the related machinery and equipment were based on both Level 2 and 3 inputs as defined under U.S. GAAP.

Aluminum Extrusions closed its manufacturing facility in Kentland, Indiana in August 2012. The plant, whose core market was residential construction, previously employed 146 people. We estimate that charges incurred related to the shutdown will be approximately $4.5 million, and include accelerated depreciation on property, plant and equipment of approximately $2.4 million, severance and other employee-related charges of approximately $1.2 million and other shutdown-related costs of approximately $1 million. Other shutdown-related costs are primarily comprised of equipment transfers and plant shutdown charges, partially offset by adjustment for inventories accounted for under the LIFO method. Most of these shutdown charges, which include cash expenditures of approximately $3.5 million, are expected to be recognized over an 18 month period.

Losses associated with plant shutdowns, asset impairments, restructurings and other charges for continuing operations in 2011 (as shown in the segment operating profit table in Note 5) totaled $6.8 million ($0.3 million gain after taxes), and unless otherwise noted below, are also included in "Asset impairments and costs associated with exit and disposal activities" in the consolidated statements of income. Results in 2011 included:

- A fourth quarter charge of $2.5 million ($2.2 million after taxes) and a third quarter charge of $2.3 million ($2.2 million after taxes) for acquisition-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the Film Products acquisition of Terphane;
- A fourth quarter charge of $0.6 million ($0.4 million after taxes) and a second quarter charge of $0.8 million ($0.5 million after taxes) for asset impairments in Film Products;
- A third quarter gain of $1.0 million ($6.6 million after taxes) on the divestiture of our film products business in Roccamontepiano, Italy (included in "Other income (expense), net" in the consolidated statements of income), which includes the recognition of previously unrealized foreign currency translation gains of $4.3 million that were associated with the business;
- A fourth quarter charge of $0.7 million ($0.5 million after taxes) associated with purchase accounting adjustments made to the value of inventory sold by Film Products after its purchase of Terphane (included in "Cost of goods sold" in the consolidated statements of income);
- A fourth quarter charge of $0.1 million ($39,000 after taxes), a third quarter charge of $0.2 million ($0.1 million after taxes) and a second quarter charge of $0.3 million ($0.2 million after taxes) for severance and other employee-related costs in connection with restructurings in Film Products;
- A fourth quarter charge of $0.4 million ($0.3 million after taxes) for integration-related expenses (included in "Selling, general and administrative expenses" in the consolidated statements of income) associated with the Film Products acquisition of Terphane; and
- A fourth quarter benefit of $39,000 ($24,000 after taxes), a third quarter charge of $43,000 ($27,000 after taxes), a second quarter benefit of $0.1 million ($0.1 million after taxes), and a first quarter charge of $32,000 ($20,000 after taxes) for timing differences between the recognition of realized losses on aluminum futures contracts and related revenues from the delayed fulfillment by customers of fixed-price forward purchase commitments (included in "Cost of goods sold" in the consolidated statements of income).

Results in 2011 include an unrealized gain from the write-up of our investment in Intelliject of $1.6 million ($1.0 million after taxes), which is accounted for under the fair value method. An unrealized loss on our investment in Harbinger of $0.6 million ($0.4 million after taxes) was recorded in 2011 as a result of a reduction in the fair value of our investment that is not expected to be temporary. See Note 4 for additional information on investments.

The estimated fair value of machinery and equipment that was evaluated for impairment was primarily based on our estimates of the proceeds that we would receive if and/or when assets are sold. Our estimates of the remaining fair value for the related machinery and equipment were based on both Level 2 and 3 inputs as defined under U.S. GAAP.

Losses associated with plant shutdowns, asset impairments, restructurings and other charges for continuing operations in 2010 (as shown in the segment operating profit table in Note 5) totaled $0.3 million ($0.3 million after taxes), and unless otherwise noted below, are also included in "Asset impairments and costs associated with exit and disposal activities" in the consolidated statements of income. Results in 2010 included:

- A fourth quarter benefit of $0.4 million ($0.3 million after taxes), a third quarter benefit of $14,000 ($9,000 after taxes), a second quarter benefit of $23,000 ($14,000 after taxes), and a first quarter benefit of $0.4 million ($0.3 million after taxes) for timing differences between the recognition of realized losses on aluminum futures contracts and related revenues from the delayed fulfillment by customers of fixed-price forward purchase commitments (included in "Cost of goods sold" in the consolidated statements of income);
- Fourth quarter charges of $0.3 million ($0.2 million after taxes) and a second quarter charge of $0.3 million ($0.3 million after taxes) for an asset impairment in Film Product;
- A fourth quarter charge of $0.4 million ($0.2 million after taxes) related to expected future environmental costs at our aluminum extrusions manufacturing facility in Newnan, Georgia (included in "Cost of goods sold" in the consolidated statements of income);
- A third quarter charge of $0.1 million ($0.1 million after taxes) and a first quarter charge of $0.1 million ($35,000 after taxes) for severance and other employee-related costs in connection with restructurings in Film Products;
- A second quarter gain of $0.1 million ($0.1 million after taxes) related to the sale of previously impaired equipment (included in "Other income (expense), net" in the consolidated statements of income) at our film products manufacturing facility in Pottsville, Pennsylvania; and
- A second quarter loss of $44,000 ($26,000 after taxes) and a first quarter loss of $0.1 million ($36,000 after taxes) on the disposal of equipment (included in "Other income (expense), net" in the consolidated statements of income) from a previously shutdown films manufacturing facility in LaGrange, Georgia.

Results in 2010 include an unrealized loss from the write-down of our investment in Intelliject of $2.2 million ($1.4 million after taxes), which is accounted for under the fair value method. See Note 4 for additional information on investments.

The impairment charges in Film Products were recognized to write down the machinery and equipment to the lower of their carrying value or estimated fair value. The estimated fair value of machinery and equipment that was evaluated for impairment was primarily based on our estimates of the proceeds that we would receive if and/or when assets are sold. Our estimates of the remaining fair value for the related machinery and equipment were based on both Level 2 and 3 inputs as defined under U.S generally accepted accounting principles.

19 CONTINGENCIES

We are involved in various stages of investigation and remediation relating to environmental matters at certain current and former plant locations. Where we have determined the nature and scope of any required environmental remediation activity, estimates of cleanup costs have been obtained and accrued. As we continue efforts to maintain compliance with applicable environmental laws and regulations, additional contingencies may be identified. If additional contingencies are identified, our practice is to determine the nature and scope of those contingencies, obtain and accrue estimates of the cost of remediation, and perform remediation. We do not believe that additional costs that could arise from those activities will have a material adverse effect on our financial position. However, those costs could have a material adverse effect on quarterly or annual operating results at that time.

We are involved in various other legal actions arising in the normal course of business. After taking into consideration information we deemed relevant, we believe that we have sufficiently accrued for probable losses and that the actions will not have a material adverse effect on our financial position. However, the resolution of the actions in a future period could have a material adverse effect on quarterly or annual operating results at that time.

From time to time, we enter into transactions with third parties in connection with the sale of assets or businesses in which we agree to indemnify the buyers or third parties involved in the transaction, or in which the sellers or third parties involved in the transaction agree to indemnify us, for certain liabilities or risks related to the assets or business. Also, in the ordinary course of our business, we may enter into agreements with third parties for the sale of goods or services that may contain indemnification provisions. In the event that an indemnification claim is asserted, liability for indemnification would be subject to an assessment of the underlying facts and circumstances under the terms of the applicable agreement. Further, any indemnification payments may be limited or barred by a monetary cap, a time limitation, or a deductible or basket. For these reasons, we are unable to estimate the maximum potential amount of the potential future liability under the indemnity provisions of these agreements. We do, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable and the amount is reasonably estimable. We disclose contingent liabilities if the probability of loss is reasonably possible and material.

In 2011, we were notified by U.S. Customs and Border Protection ("U.S. Customs") that certain film products exported by Terphane to the U.S. since November 6, 2008 could be subject to duties associated with an antidumping duty order on imported PET films from Brazil. We contested the applicability of these antidumping duties to the films exported by Terphane, and we filed a request with the U.S. Department of Commerce ("Commerce") for clarification about whether the film products at issue are within the scope of the antidumping duty order. On January 8, 2013, Commerce issued a scope ruling confirming that the films are not subject to the order, provided that Terphane can establish to the satisfaction of U.S. Customs that the performance enhancing layer on those films is greater than 0.00001 inches thick. The films at issue are manufactured to specifications that exceed that threshold. On February 6, 2013, certain U.S. producers of PET film filed a summons with the U.S. Court of International Trade to appeal the scope ruling from Commerce. If U.S. Customs ultimately were to require the collection of antidumping duties because Commerce's scope ruling was overturned on appeal, or otherwise, indemnifications for related liabilities are specifically provided for under the Purchase Agreement.

Tredegar Corporation and Subsidiaries
(In Thousands, Except Per-Share Amounts)
(Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
Sales	$ 216,643	$ 215,859	$ 216,648	$ 233,038
Gross profit	35,450	33,435	38,087	37,710
Income from continuing operations	7,737	7,388	14,210	13,850
Income (loss) from discontinued operations	(4,739)	(35)	(6,783)	(3,377)
Net income	$ 2,998	$ 7,353	$ 7,427	$ 10,473
Earnings (loss) per share:				
Basic				
Continuing operations	$ .24	$ .23	$ .44	$ .43
Discontinued operations	(.15)	-	(.21)	(.10)
Net income	$ .09	$ .23	$ .23	$ .33
Diluted				
Continuing operations	$ .24	$ .23	$ .44	$ .43
Discontinued operations	(.15)	-	(.21)	(.10)
Net income	$ .09	$ .23	$ .23	$ .33
Shares used to compute earnings (loss) per share:				
Basic	32,010	32,051	32,052	32,016
Diluted	32,393	32,101	32,101	32,176
2011				
Sales	$ 191,520	$ 200,674	$ 201,184	$ 201,042
Gross profit	29,665	28,858	32,108	31,214
Income from continuing operations	6,796	6,027	12,241	3,481
Income (loss) from discontinued operations	(128)	(324)	495	(3,733)
Net income (loss)	$ 6,668	$ 5,703	$ 12,736	$ (252)
Earnings (loss) per share:				
Basic				
Continuing operations	$ .21	$ .19	$ .38	$ .11
Discontinued operations	-	(.01)	.02	(.12)
Net income (loss)	$ .21	$ .18	$ .40	$ (.01)
Diluted				
Continuing operations	$ .21	$ .19	$ .38	$ .11
Discontinued operations	-	(.01)	.02	(.12)
Net income (loss)	$ .21	$ .18	$ .40	$ (.01)
Shares used to compute earnings (loss) per share:				
Basic	31,854	31,946	31,952	31,975
Diluted	32,262	32,205	32,060	32,328

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREDEGAR CORPORATION
(Registrant)

Dated: March 1, 2013

By /s/ Nancy M. Taylor

Nancy M. Taylor
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 1, 2013.

Signature	Title
/s/ Nancy M. Taylor (Nancy M. Taylor)	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Kevin A. O'Leary (Kevin A. O'Leary)	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
/s/ Frasier W. Brickhouse, II (Frasier W. Brickhouse, II)	Corporate Controller and Assistant Treasurer (Principal Accounting Officer)
/s/ R. Gregory Williams (R. Gregory Williams)	Chairman of the Board of Directors
/s/ William M. Gottwald (William M. Gottwald)	Vice Chairman of the Board of Directors
/s/ Austin Brockenbrough, III (Austin Brockenbrough, III)	Director
/s/ Donald T. Cowles (Donald T. Cowles)	Director

/s/ George C. Freeman, III (George C. Freeman, III)	Director
/s/ John D. Gottwald (John D. Gottwald)	Director
/s/ Richard L. Morrill (Richard L. Morrill)	Director
/s/ George A. Newbill (George A. Newbill)	Director
/s/ Thomas G. Slater, Jr. (Thomas G. Slater, Jr.)	Director

EXHIBIT 31.1

Section 302 Certification

I, Nancy M. Taylor, certify that:

(1) I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2012, of Tredegar Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

/s/ Nancy M. Taylor
Nancy M. Taylor
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

Section 302 Certification

I, Kevin A. O'Leary, certify that:

(1) I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2012, of Tredegar Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 1, 2013

/s/ Kevin A. O'Leary
Kevin A. O'Leary,
Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Tredegar Corporation (the "Company") for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nancy M. Taylor, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Nancy M. Taylor
Nancy M. Taylor
President and Chief Executive Officer
(Principal Executive Officer)
March 1, 2013

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Tredegar Corporation (the "Company") for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin A. O'Leary, Vice President, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kevin A. O'Leary
Kevin A. O'Leary
Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)
March 1, 2013

EXHIBIT INDEX

2.1	Stock Purchase Agreement, made as of October 1, 2012, by and among The William L. Bonnell Company, Inc., AACOA, Inc., the shareholders of AACOA, Inc., and Daniel G. Formsma, as the representative of the shareholders of AACOA, Inc. (filed as Exhibit 2.1 to Tredegar Corporation's ("Tredegar's") Current Report on Form 8-K (File No. 1-10258), filed on October 3, 2012, and incorporated herein by reference). (Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Tredegar agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted exhibit or schedule upon request)
2.2	Membership Interest Purchase Agreement, dated as of October 14, 2011, by and among TAC Holdings, LLC, Gaucho Holdings B.V. and Tredegar Film Products Corporation (filed as Exhibit 2.1 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on October 19, 2011, and incorporated herein by reference). (Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Tredegar agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted exhibit or schedule upon request)
3.1	Amended and Restated Articles of Incorporation of Tredegar (filed as Exhibit 3.1 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
3.2	Amended and Restated Bylaws of Tredegar (filed as Exhibit 3.2 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on May 27, 2011, and incorporated herein by reference)
3.3	Articles of Amendment (filed as Exhibit 3.3 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
4.1	Form of Common Stock Certificate (filed as Exhibit 4.1 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
4.2	Amended and Restated Rights Agreement, dated as of June 30, 2009, by and between Tredegar and National City Bank, as Rights Agent (filed as Exhibit 1 to Amendment No. 2 to Tredegar's Registration Statement on Form 8-A/A (File No. 1-10258) filed on July 1, 2009, and incorporated herein by reference)
4.2.1	Amendment to Amended and Restated Rights Agreement, dated as of June 30, 2009, between Tredegar and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 2 to Amendment No. 3 to Tredegar's Registration Statement on Form 8-A/A (File No. 1-10258) filed on September 2, 2011, and incorporated herein by reference)
4.2.2	Amendment No. 2 to Amended and Restated Rights Agreement, dated as of June 30, 2009, between Tredegar and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 3 to Amendment No. 3 to Tredegar's Registration Statement on Form 8-A/A (File No. 1-10258) filed on September 2, 2011, and incorporated herein by reference)
4.3	Credit Agreement, dated as of April 23, 2012, among Tredegar Corporation, as borrower, the lenders named therein, JPMorgan Chase Bank, N.A., as administrative agent, SunTrust Bank, as syndication agent, and Citizens Bank of Pennsylvania, HSBC Bank USA, National Association, PNC Bank, National Association, and U.S. Bank National Association, as co-documentation agents (filed as Exhibit 4.1 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on April 26, 2012, and incorporated herein by reference)
4.3.1	Guaranty, dated as of April 23, 2012, by and among the subsidiaries of Tredegar Corporation listed on the signature pages thereto in favor of JPMorgan Chase Bank, N.A., as administrative agent, for the ratable benefit of the Holders of Guaranteed Obligations (filed as Exhibit 4.2 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on April 26, 2012, and incorporated herein by reference)
4.4	Credit Agreement, dated as of June 21, 2010, among Tredegar, as borrower, the lenders named therein, JPMorgan Chase Bank, N.A., as administrative agent, SunTrust Bank, as syndication agent, and Bank of America, N.A., HSBC Bank USA, National Association and U.S. Bank National Association, as co-documentation agents (filed as Exhibit 4.3 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on June 22, 2010, and incorporated herein by reference)
10.1	Reorganization and Distribution Agreement, dated as of June 1, 1989, between Tredegar and Ethyl Corporation (filed as Exhibit 10.1 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
*10.2	Employee Benefits Agreement, dated as of June 1, 1989, between Tredegar and Ethyl Corporation (filed as Exhibit 10.2 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
10.3	Tax Sharing Agreement, dated as of June 1, 1989, between Tredegar and Ethyl Corporation (filed as Exhibit 10.3 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
10.4	Indemnification Agreement, dated as of June 1, 1989, between Tredegar and Ethyl Corporation (filed as Exhibit 10.4 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
*10.5	Tredegar Industries, Inc. Retirement Benefit Restoration Plan (filed as Exhibit 10.7 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)

*10.5.1	Amendment to the Tredegar Industries, Inc. Retirement Benefit Restoration Plan (filed as Exhibit 10.7.1 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
*10.6	Tredegar Industries, Inc. Savings Plan Benefit Restoration Plan (filed as Exhibit 10.8 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
*10.6.1	Resolutions of the Executive Committee of the Board of Directors of Tredegar Corporation adopted on December 28, 2004 (effective as of December 31, 2004) amending the Tredegar Corporation Retirement Savings Plan Benefit Restoration Plan (filed as Exhibit 10.9.1 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on December 30, 2004, and incorporated herein by reference)
*10.7	Tredegar Amended and Restated Incentive Plan (filed as Exhibit 10.9 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2005, and incorporated herein by reference)
*10.8	Tredegar 2004 Equity Incentive Plan as Amended and Restated Effective March 27, 2009 (filed as Annex 1 to Tredegar's Definitive Proxy Statement on Schedule 14A (File No. 1-10258) filed on April 14, 2009 and incorporated herein by reference)
*10.9	Transfer Agreement, by and between Therics, Inc. and Therics, LLC, dated as of June 30, 2005 (filed as Exhibit 10.17 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on July 1, 2005, and incorporated herein by reference)
10.10	Intellectual Property Transfer Agreement, by and between Therics, Inc. and Therics, LLC, dated as of June 30, 2005 (filed as Exhibit 10.18 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on July 1, 2005, and incorporated herein by reference)
10.11	Unit Purchase Agreement, by and between Therics, Inc., Therics, LLC and Randall R. Theken, dated as of June 30, 2005 (filed as Exhibit 10.19 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on July 1, 2005, and incorporated herein by reference)
10.12	Payment Agreement, by and between Therics, Inc. and Therics, LLC, dated as of June 30, 2005 (filed as Exhibit 10.20 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on July 1, 2005, and incorporated herein by reference)
*10.13	Form of Notice of Stock Award and Stock Award Terms and Conditions (filed as Exhibit 10.1 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on February 16, 2011, and incorporated herein by reference)
*10.14	Form of Notice of Stock Unit Award and Stock Unit Award Terms and Conditions (filed as Exhibit 10.2 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on February 16, 2011, and incorporated herein by reference)
*10.15	Form of Notice of Nonstatutory Stock Option Grant and Nonstatutory Stock Option Terms and Conditions (filed as Exhibit 10.3 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on February 16, 2011, and incorporated herein by reference)
*10.16	Form of Notice of Stock Award and Stock Award Terms and Conditions (filed as Exhibit 10.18 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed February 19, 2009, and incorporated herein by reference)
*10.17	Severance Agreement, effective as of January 31, 2010, between Tredegar and Nancy M. Taylor (filed as Exhibit 10.19 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed March 5, 2010, and incorporated herein by reference)
*10.18	Form of Notice of Stock Unit Award and Stock Unit Award Terms and Conditions (filed as Exhibit 10.1 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on March 5, 2012, and incorporated herein by reference)
*10.19	Form of Notice of Stock Award and Stock Award Terms and Conditions (filed as Exhibit 10.2 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on March 5, 2012, and incorporated herein by reference)
*10.20	Form of Notice of Nonstatutory Stock Option Grant and Nonstatutory Stock Option Terms and Conditions (filed as Exhibit 10.3 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on March 5, 2012, and incorporated herein by reference)
10.21	Consulting Agreement, dated March 28, 2012, between the Company and MOMO Partners LLC and Monica Moretti (filed as Exhibit 10.1 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on March 29, 2012, and incorporated herein by reference)
*10.22	Change in Control Severance Agreement, effective March 23, 2012, between the Company and Kevin A. O'Leary (filed as Exhibit 10.2 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on March 29, 2012, and incorporated herein by reference)
*10.23	Change in Control Severance Agreement, effective March 23, 2012, between the Company and A. Brent King (filed as Exhibit 10.3 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on March 29, 2012, and incorporated herein by reference)
*10.24	Change in Control Severance Agreement, effective September 24, 2012, between the Company and Mary Jane Hellyar (filed as Exhibit 10.1 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on September 24, 2012, and incorporated herein by reference)
+*10.25	Summary of Director Compensation for Fiscal 2012

+21	Subsidiaries of Tredegar
+23.1	Consent of PriceWaterhouseCoopers, LLC, Independent Registered Public Accounting Firm
+23.2	Consent of Dixon Hughes Goodman, LLP, Independent Registered Public Accounting Firm
+31.1	Certification of Nancy M. Taylor, President and Chief Executive Officer of Tredegar Corporation, pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
+31.2	Certification of Kevin A. O'Leary, Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer) of Tredegar Corporation, pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
+32.1	Certification of Nancy M. Taylor, President and Chief Executive Officer of Tredegar Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
+32.2	Certification of Kevin A. O'Leary, Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer) of Tredegar Corporation, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
+99	Intelliject, Inc., separate financial statements and Report of Independent Registered Accounting Firm
101	XBRL Instance Document and Related Items

* Denotes compensatory plans or arrangements or management contracts.
+ Filed herewith

APPENDIX – FOOTNOTES

1 The after-tax effects of losses associated with plant shutdowns, asset impairments and restructurings and gains or losses from the sale of assets and other items (which includes unrealized gains and losses for an investment accounted for under the fair value method) have been presented separately and removed from income (loss) and earnings (loss) per share from continuing operations as reported under U.S. generally accepted accounting principles (GAAP) to determine Tredegar's presentation of income and earnings per share from ongoing operations. Income and earnings per share from ongoing operations are key financial and analytical measures used by Tredegar to gauge the operating performance of its ongoing operations. They are not intended to represent the stand-alone results for Tredegar's ongoing operations under GAAP and should not be considered as an alternative to net income or earnings per share from continuing operations as defined by GAAP. They exclude items that we believe do not relate to Tredegar's ongoing operations.

2 Net sales represent sales less freight. Net sales is a non-GAAP financial measure that is not intended to represent sales as defined by GAAP. Net sales is a key measure used by the chief operating decision maker of each segment for purposes of assessing performance. A reconciliation of net sales to sales is shown below.

(In Millions)

	2012	2011	2010
Film Products	$ 611.9	$ 535.5	$ 520.8
Aluminum Extrusions	245.5	240.4	199.6
Total net sales	857.4	775.9	720.4
Add back freight	24.8	18.5	17.8
Sales as shown in consolidated statements of income	$ 882.2	$ 794.4	$ 738.2

3 Adjusted EBITDA represents income (loss) from continuing operations before interest, taxes, depreciation, amortization, unusual items, losses associated with plant shutdowns, asset impairments and restructurings, gains or losses from the sale of assets, investment write-downs or write-ups, charges related to stock option awards accounted for under the fair value-based method and other items. Adjusted EBITDA is a non-GAAP financial measure that is not intended to represent net income (loss) or cash flow from operations as defined by GAAP and should not be considered as either an alternative to net income (loss) (as an indicator of operating performance) or to cash flow (as a measure of liquidity). Tredegar uses Adjusted EBITDA as a measure of unlevered (debt-free) operating cash flow. We also use it when comparing relative enterprise values of manufacturing companies and when measuring debt capacity. When comparing the valuations of a peer group of manufacturing companies, we express enterprise value as a multiple of Adjusted EBITDA. We believe Adjusted EBITDA is preferable to operating profit and other GAAP measures when applying a comparable multiple approach to enterprise valuation because it excludes the items noted above, measures of which may vary among peer companies.

APPENDIX – FOOTNOTES, CONTINUED

A reconciliation of ongoing operating profit (loss) from continuing operations to Adjusted EBITDA is shown below. Amounts relating to corporate overhead for the prior years have been reclassified to conform with the current year's presentation.

(In Millions)

2012	Film Products	Aluminum Extrusions	Total
Operating profit from ongoing operations	$ 70.0	$ 9.0	$ 79.0
Add back depreciation & amortization	39.2	10.0	49.2
Less accelerated depreciation associated with plant shutdown	-	(2.4)	(2.4)
			125.8
Corporate overhead	-	-	(22.3)
Adjusted EBITDA	$ 109.2	$ 16.6	$ 103.5
2011			
Operating profit from ongoing operations	$ 59.5	$ 3.5	$ 63.0
Add back depreciation & amortization	36.3	8.3	44.6
			107.6
Corporate overhead	-	-	(15.5)
Adjusted EBITDA	$ 95.8	$ 11.8	$ 92.1
2010			
Operating profit (loss) from ongoing operations	$ 66.7	$ (4.2)	$ 62.5
Add back depreciation & amortization	34.4	9.1	43.5
			106.0
Corporate overhead	-	-	(16.2)
Adjusted EBITDA	$ 101.1	$ 4.9	$ 89.8

Adjusted EBITDA for Aluminum Extrusions in 2012 includes an adjustment of $2.4 million for accelerated depreciation associated with the shutdown of its manufacturing facility in Kentland, IN. Accelerated depreciation associated with the shutdown of the Kentland manufacturing facility was excluded from operating profit from ongoing operations. This amount has therefore been subtracted from the amount of depreciation expense added back in calculating Adjusted EBITDA.

4 In addition to quarterly dividends of 4½ cents per share in the first and second quarter and 6 cents per share in the third and fourth quarters of 2012, there was a special one-time dividend of 75 cents per share paid to shareholders in December 2012.

5 Total return to shareholders is defined as the change in the stock price during the year plus dividends per share, divided by the stock price at the beginning of the year.

This Page Intentionally Left Blank

TREDEGAR LOCATIONS

CORPORATE HEADQUARTERS
Richmond, Virginia

FILM PRODUCTS

Division Headquarters
Richmond, Virginia

Technical Centers
Bloomfield, New York
Cabo de Santo Agostinho, Brazil
Morrisville, North Carolina
Richmond, Virginia
Terre Haute, Indiana

Manufacturing Plants

Domestic
Bloomfield, New York
Lake Zurich, Illinois
Morrisville, North Carolina
Pottsville, Pennsylvania
Red Springs, North Carolina
Terre Haute, Indiana

International
Cabo de Santo Agostinho, Brazil
Guangzhou, China
Kerkrade, The Netherlands
Pune, India
Rétság, Hungary
São Paulo, Brazil
Shanghai, China

BONNELL ALUMINUM

Division Headquarters
Newnan, Georgia

Manufacturing Plants
Carthage, Tennessee
Elkhart, Indiana
Newnan, Georgia
Niles, Michigan

CORPORATE INFORMATION

Corporate Officers and Operating Company Management

Nancy M. Taylor
President and Chief Executive Officer

Duncan A. Crowdis
President, Bonnell Aluminum and Corporate Vice President

A. Brent King
Vice President, General Counsel and Corporate Secretary

Mary Jane Hellyar
President, Tredegar Film Products and Corporate Vice President

Kevin A. O'Leary
Vice President, Chief Financial Officer and Treasurer

Larry J. Scott
Vice President, Audit

Directors

R. Gregory Williams[2,4,6]
Chairman of the Board
Tredegar Corporation
President
CCA Financial Services, LLC

Austin Brockenbrough, III[2,4,5,6]
Managing Director and President
Lowe, Brockenbrough & Company, Inc.

Donald T. Cowles[2,3,5,6]
Retired
Reynolds Metals Company

George C. Freeman, III[2,4,6]
President
Universal Corporation

John D. Gottwald[1,6]
Retired
Tredegar Corporation

William M. Gottwald[1,6]
Vice Chairman
Tredegar Corporation
Retired
Albemarle Corporation

Richard L. Morrill[3,4,5,6]
President
The Teagle Foundation
Chancellor
University of Richmond

George A. Newbill[1,3,6]
Retired
Albemarle Corporation

Thomas G. Slater, Jr.[6]
Partner
Hunton & Williams LLP

Nancy M. Taylor[1]
President and Chief Executive Officer
Tredegar Corporation

1) Executive Committee
2) Audit Committee
3) Executive Compensation Committee
4) Nominating and Governance Committee
5) Investment Policy and Related Person Transactions Committee
6) Independent Director

Shareholder Information

Annual Meeting

The annual meeting of shareholders of Tredegar Corporation will be held on Wednesday, May 22, 2013, beginning at 9:00 AM EDT at the Westwood Club in Richmond, Virginia. Formal notices of the annual meeting, proxies and proxy statements will be mailed to shareholders on or about April 17.

Corporate Headquarters

1100 Boulders Parkway
Richmond, Virginia 23225
Phone: 804-330-1000
Website: www.tredegar.com

Number of Employees

Approximately 2,700

Counsel

Hunton & Williams LLP
Richmond, Virginia

Independent Auditors

PricewaterhouseCoopers LLP
Richmond, Virginia

Stock Listing

New York Stock Exchange
Ticker Symbol: TG

Transfer Agent and Registrar

Computershare Investor Services
Canton, Massachusetts

Inquiries

Inquiries concerning stock transfers, dividends, dividend reinvestment, consolidating accounts, changes of address, or lost or stolen stock certificates should be directed to:

Computershare Investor Services
250 Royall Street
Canton, Massachusetts 02021

Phone:
800-622-6757
(US, Canada, Puerto Rico)
781-575-4735
(International)

E-mail:
web.queries@computershare.com

Website:
www.computershare.com/investor

All other investor inquiries should be directed to:

Tredegar Corporation
Investor Relations Department
1100 Boulders Parkway
Richmond, Virginia 23225
Phone: 800-411-7441 or 804-330-1044

E-mail: invest@tredegar.com

Website: www.tredegar.com

Tredegar

CORPORATION



Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225
www.tredegar.com

TREDEGAR FILM PRODUCTS

Among the top global leaders in the plastic films industry, Tredegar Film Products manufactures plastic films, elastics and laminate materials for the personal care, electronic display, flexible packaging, lighting and other specialty film markets. With a global R&D structure and locations throughout North America, Europe, Asia, and South America, Tredegar Film Products provides local support and innovative solutions to meet our customers' needs.

BONNELL ALUMINUM

A premier extruder for more than half a century, Bonnell Aluminum manufactures aluminum extrusions for all major markets including: building and construction, transportation, consumer durables, electrical, machinery and equipment, and distribution. With the recent addition of AACOA, Bonnell Aluminum now serves more of North America's largest and most respected manufacturing companies with design solutions and unmatched extrusion capabilities and services.


Tredegar
FILM PRODUCTS
DELIVERING LAYERS OF CONFIDENCE™

BrightView
TECHNOLOGIES
Infinite Possibilities Through Microstructures

TERPHANE

BONNELL
ALUMINUM

AACOA
BONNELL


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